SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2014 to June 30, 2014)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I. Company Overview

1. Name of the company: Korea Electric Power Corporation (KEPCO)

2. Information of the company

(Address) 512 Yeongdongdaero, Gangnam-Gu, Seoul 135-791, Korea

(Phone number) 82-2-3456-4217

(Website) http://www.kepco.co.kr

3. Major businesses

KEPCO, as the parent company, is engaged in the following activities:

●	development of electric power resources;

●	generation, transmission, transformation and distribution of electricity and other related activities;

●	research and development of technology related to the businesses mentioned above;

●	overseas business related to the businesses mentioned above;

●	investment or contributions related to the businesses mentioned above;

●	development and operation of certain real estate holdings; and

●	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), IT service by KEPCO KDN, and other overseas businesses and related investments.

4. Subsidiaries and affiliates of KEPCO (As of June 30, 2014)

Classification	Subsidiaries	Associates and joint ventures	Total
Domestic	16	59	75
Overseas	62	38	100
Total	78	97	175

5. Major changes in management

At the extraordinary general meeting of shareholders held on March 14, 2014, Mr. Koo, Bon-Woo was re-elected as a standing director of KEPCO, and Mr. Cho, Jeon-Hyeok and Mr. Choi, Gyo-Il, non-standing directors of KEPCO, were elected as members of the Audit Committee of KEPCO.

6. Changes in major shareholders

No changes in major shareholders for the past three years.

7. Information regarding KEPCO shares

A. Issued share capital: Won 3.2 trillion (Authorized capital: Won 6 trillion)

B. Total number of issued shares: 641,964,077

(Total number of shares authorized for issuance: 1,200,000,000)

C. Dividends: Dividend payment of Won 90 per share for fiscal year 2013 (Won 56 billion in aggregate). No dividend payments for fiscal years 2012 and 2011.

II. Business Overview

1. Segment results

(In billions of Won)

	Jan. - Jun. 2014		Jan. - Jun. 2013
	Sales	Operating income (loss)	Sales	Operating income (loss)
Electricity sales	27,592	-454	25,334	-2,050
Nuclear generation	4,796	1,593	3,778	702
Thermal generation	13,054	822	14,564	853
Others*	1,452	211	1,309	172
Subtotal	46,894	2,172	44,985	-323
Adjustment of related- party transactions	-19,232	-116	-19,510	-113
Total	27,662	2,056	25,475	-436

*	Others relate to 72 subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN.

ø	Sales and operating income (loss) reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.”

2. Changes in unit prices of major products

(In Won per kWh)

Business sector		Company	2014 Jan. - Jun.	2013 Jan. - Dec.
Electricity sold	Residential	KEPCO	125.02	127.02
	Commercial		125.61	121.98
	Educational		110.53	115.99
	Industrial		104.17	100.70
	Agricultural		47.43	45.51
	Street lighting		114.38	107.33
	Overnight usage		67.67	63.52
Electricity from nuclear generation	Nuclear Generation	KHNP	61.62	45.32
Electricity from thermal generation	Thermal generation	KOSEP	70.32	67.50
		KOMIPO	102.33	101.40
		KOWEPO	101.65	103.06
		KOSPO	110.65	107.97
		EWP	94.08	97.39

3. Major contracts in 2014

(In billions of Won)

Party	Date of contract	Nature of contract	Contract amount	Counterparty
KEPCO	2014. 2.21	Inspection of transmission lines in 2014	62	KEPCO KPS Co., Ltd.
KHNP	2014. 3.27	Re-wiring of the main generators for Hanbit units 3, 4	24	Doosan Heavy Industries & Construction Co., Ltd.
	2014. 6.11	Preventive maintenance of nuclear power facilities for 2014	307	KEPCO KPS Co., Ltd.
KOSEP	2014. 2.07	Procurement of generation facilities for fuel cells in Ansan district	14	Samsung Everland Inc.
KOMIPO	2014. 2.06	Procurement of water treatment facilities for Shin-Boryeong units 1, 2	25	POSCO Engineering Co., Ltd.
	2014. 6.11	Construction design for Shin-Seocheon thermal Power Plant	70	KEPCO E&C Company, Inc.
	2014. 6.30	Procurement of materials for coal handling facilities for Boryeong units 1~8	61	Hyundai Rotem Co., Ltd
KOWEPO	2014. 1.31	Procurement of desulfurization facilities for Taean units 9, 10	91	STX Heavy Industries Co., Ltd.
EWP	2014. 3.27	Procurement of materials and service contract of boilers for Dangjin thermal unit 9, 10	571	Daelim Industrial Co., Ltd
	2014. 6.16	Procurement of power block for Ulsan combined cycle unit 4	570	Daelim Industrial Co., Ltd

4. Intellectual property as of June 30, 2014

	Patents		Utility models	Designs	Trademarks
	Domestic	Overseas			Domestic	Overseas
Number of registrations	4,727	589	802	171	367	60

III. Financial Information

1. Condensed consolidated financial results for the first six months ended June 30, 2014

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	Jan.- Jun 2013	Jan.- Jun 2014	Change (%)		As of Dec. 31, 2013	As of Jun 31, 2014	Change (%)
Sales	25,475	27,662	8.6	Total assets	155,527	158,872	2.2
Operating income	-436	2,056	n/m	Total liabilities	104,076	107,144	2.9
Net income	-1,424	753	n/m	Total equity	51,451	51,728	0.5

•	n/m means not meaningful.

2. Condensed separate financial results for the first six months ended June 30, 2014

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	Jan.- Jun. 2013	Jan.- Jun 2014	Change (%)		As of Dec. 31, 2013	As of Jun. 30, 2014	Change (%)
Sales	25,334	27,592	8.9	Assets	98,250	98,633	0.4
Operating income	-2,050	-454	77.9	Liabilities	56,590	57,621	1.8
Net income	-1,543	-543	64.8	Equity	41,660	41,012	-1.6

IV. Independent Auditor’s Opinion

1. Independent auditor’s opinion on consolidated financial statements for the first six months ended June 30, 2014: Unqualified

ø	KPMG Samjong Accounting Corp. has been engaged as KEPCO’s independent auditor from 2013 for a term of three years until 2015.

Jan. 1, 2014 – June. 30, 2014	Jan. 1, 2013 – Dec. 31, 2013	Jan. 1, 2012 – Dec. 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

V. Board of Directors

1. Composition of the Board of Directors: not more than 15 directors (with standing directors comprising less than the majority of the directors)

ø	The Audit Committee consists of one standing director and two non-standing directors

2. Board meetings and agendas

Number of meetings	Number of agendas	Classification
		Resolutions	Status	Reports	Status
7	22	17	Approved as proposed	5	Accepted as reported

ø	Audit Committee: 4 meetings held where 20 agendas were discussed (of which, 14 were resolved as proposed and 6 were approved as reported).

3. Major activities of the Board of Directors

Date	Agenda	Status	Type
2014. 1. 14	Approval to close the shareholders’ registry	Approved as proposed	Resolution
	Research and development plans for 2014	Accepted as reported	Report
2014. 2. 20	Recommendation of candidates to become new members of the Audit Committee	Approved as proposed	Resolution
	Approval to call for the 54th extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for fiscal year 2013	Approved as proposed	Resolution
	Approval of aggregate ceiling on remuneration for directors in 2014	Approved as proposed	Resolution
	Approval to call for the 53rd annual general meeting of shareholders	Approved as proposed	Resolution
	Development plans for the next-generation Electricity Sales Information System	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for fiscal year 2013	Accepted as reported	Report
2014. 3. 20	Approval of ceilings on the issue amounts of commercial papers and electronic short-term bonds in 2014	Approved as proposed	Resolution
	Annual report on internal control over financial reporting for fiscal year 2013	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2013	Accepted as reported	Report
2014. 4.17	Composition of the director nomination committee to recommend candidates for non-standing directors and its evaluation criteria	Approved as proposed	Resolution
	Plans for the sales of equity interest in affiliates	Approved as proposed	Resolution
	Amendments to the regulation for remuneration and welfare	Approved as proposed	Resolution
2014. 5.15	Amendments to the regulation for electricity service including special tariff for educational usage	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for the first quarter of the fiscal year 2014	Accepted as reported	Report
2014. 5.23	Amendments to the special tariff for educational usage	Approved as proposed	Resolution
2014. 6.19	Composition of the director nomination committee to recommend candidates for non-standing directors and its evaluation criteria	Approved as proposed	Resolution
	Mid-to-long term financial management planning for years from 2014 to 2018	Approved as proposed	Resolution
	Amendments to the Articles of Incorporation of KEPCO	Approved as proposed	Resolution
	Guarantee on a put option related to a joint venture in Gemeng International Energy Co., Ltd.	Approved as proposed	Resolution

4. Major activities of the Audit Committee

Date	Agenda	Status	Type
2014. 1. 29	Auditor’s report on the agendas for the extraordinary meeting of shareholders	Approved as proposed	Resolution
	Audit plans for fiscal year 2014	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries (KOSEP Material Co., Ltd. and KEPCO KPS Philippines Corp.)	Approved as proposed	Resolution
	Independent auditor’s report on audit plans for fiscal year 2013	Accepted as reported	Report
	Education plans for auditors for 2014	Accepted as reported	Report
	Auditor’s report for fiscal year 2013	Accepted as reported	Report
2014. 3. 20	Election of the chairman of the Audit Committee	Approved as proposed	Resolution
	Auditor’s report on the agendas for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of selection of independent auditors of subsidiaries	Approved as proposed	Resolution
	Independent auditor’s report on the auditing results for the consolidated and separate financial statements for fiscal year 2013	Accepted as reported	Report
	Annual report on internal control over financial reporting for fiscal year 2013	Accepted as reported	Report
	Annual evaluation report on internal control over financial reporting for fiscal year 2013	Accepted as reported	Report
2014. 4.17	Prior approval for non-audit services of independent auditors	Approved as proposed	Resolution
	Auditor’s report for the fiscal year 2013 in accordance with U.S. accounting principles	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2013 to be filed with the U.S. SEC	Approved as proposed	Resolution
2014. 5.15	Amendments to code of conduct for employees	Approved as proposed	Resolution
	Amendments to the guidelines for voluntary property registration	Approved as proposed	Resolution
	Amendments to the guidelines for disciplinary actions	Approved as proposed	Resolution
	Auditor’s report to the Board of Directors for the first quarter of the fiscal year 2014	Approved as proposed	Resolution
	Independent auditor’s report for the auditing plans for the fiscal year 2014	Approved as proposed	Resolution

ø	An audit team, organized under the supervision of the Audit Committee, conducts internal audit with respect to the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations. KEPCO’s District Divisions and Branch Offices also have separate audit teams which conduct internal inspection with respect to the relevant division or office.

VI. Shareholders

1. List of shareholders as of February 17, 2014

		Number of shareholders	Shares owned	Percentage (%)
Korean Government		1	135,917,118	21.17
Korea Finance Corporation		1	192,159,940	29.94
National Pension Service		1	41,775,649	6.51
KEPCO (held in the form of treasury stock)*		1	18,929,995	2.95
Public (non-Koreans)	Common shares	1,086	118,634,815	18.48
	American depositary shares	1	31,977,417	4.98
Public (Koreans)	Corporate	1,552	68,468,358	10.66
	Individual	383,104	34,100,785	5.31
Total		385,747	641,964,077	100.0

*	Treasury stocks do not have voting rights. Number of shares with voting rights: 623,034,082

VII. Directors and Employees

1. Remuneration for directors

A. Aggregate ceiling on remuneration for directors approved by shareholders:

Won 1.9 billion

B. Actual amount paid to directors

Type	Number of directors	Total remuneration (Jan. 1, 2014 – Jun. 30, 2014)
Total	15	Won 502 million

C. Stock option: None

2. Employees as of June 30, 2014

Employees			Average years of employment	Total remuneration (Jan. 1, 2014 – Jun. 30, 2014)
Regular	Contract	Total
19,605	309	19,914	18.5	Won 725 billion

VIII. Other Information Relating to the Protection of Investors

1. Number of shareholders’ meetings held in 2014: twice

(One annual general meeting of shareholders held on March 28, 2014 / one extraordinary general meeting of shareholders held on March 14, 2014)

2. Pending legal proceedings

Type	Number of lawsuits	Litigation value
Lawsuits where KEPCO and its subsidiaries and affiliates are engaged as the defendant	661	Won 432 billion
Lawsuits where KEPCO and its subsidiaries and affiliates are engaged as the plaintiff	145	Won 161 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: September 3, 2014

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2014

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Electric Power Corporation

Reviewed financial statements

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Company”), which comprise the consolidated interim statement of financial position as of June 30, 2014, the consolidated interim statements of comprehensive income (loss) for the three and six-month periods ended June 30, 2014 and 2013, changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013 and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 ‘Interim Financial Reporting’, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS 1034, ‘Interim Financial Reporting’.

Other matters

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 20, 2014, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2014

This report is effective as of August 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2014 and December 31, 2013

(Unaudited)

In millions of won	Note	June 30, 2014		December 31, 2013
Assets

Current assets
Cash and cash equivalents	5,6,7,44	￦	2,290,306	2,232,313
Current financial assets, net	5,10,11,12,44		206,501	436,213
Trade and other receivables, net	5,8,14,20,44,46		6,727,226	7,526,311
Inventories, net	13		4,428,825	4,279,593
Income tax refund receivables	40		11,785	223,803
Current non-financial assets	15		471,825	570,845
Assets held-for-sale	17,41		29,817	—

Total current assets			14,166,285	15,269,078

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,44		1,738,674	1,902,953
Non-current trade and other receivables, net	5,8,14,44,46		1,556,768	1,644,333
Property, plant and equipment, net	18,27,48		134,032,538	129,637,596
Investment properties, net	19,27		551,746	538,327
Goodwill	16		2,582	2,582
Intangible assets other than goodwill, net	21,27		818,329	810,664
Investments in associates	4,17		4,174,639	4,124,574
Investments in joint ventures	4,17		1,228,345	1,106,181
Deferred tax assets	40		476,266	359,535
Non-current non-financial assets	15		125,341	131,511

Total non-current assets			144,705,228	140,258,256

Total Assets	4	￦	158,871,513	155,527,334

Liabilities

Current liabilities
Trade and other payables, net	5,22,24,44,46	￦	5,051,859	5,892,763
Current financial liabilities, net	5,11,23,44,46		8,592,657	8,425,231
Income tax payables	40		582,401	51,407
Current non-financial liabilities	20,28,29		5,177,702	4,730,631
Current provisions	26,44		1,284,366	1,113,817

Total current liabilities			20,688,985	20,213,849

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		3,994,512	3,971,519
Non-current financial liabilities, net	5,11,23,44,46		55,162,692	53,163,394
Non-current non-financial liabilities	20,28,29		7,097,267	6,985,641
Employee benefit liabilities, net	25,44		2,345,486	2,137,296
Deferred tax liabilities	40		5,000,963	5,002,585
Non-current provisions	26,44		12,853,567	12,602,314

Total non-current liabilities			86,454,487	83,862,749

Total Liabilities	4	￦	107,143,472	104,076,598

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2014 and December 31, 2013

(Unaudited)

In millions of won	Note	June 30, 2014		December 31, 2013

Equity

Contributed capital	1,30,44
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	31
Legal reserves			1,604,910	1,603,919
Voluntary reserves			22,999,359	22,753,160
Unappropriated retained earnings			8,737,166	8,409,007

			33,341,435	32,766,086

Other components of equity	33
Other capital surpluses			827,065	830,982
Accumulated other comprehensive income (loss)			(197,828)	55,538
Treasury stock			(741,489)	(741,489)
Other equity			13,294,973	13,294,973

			13,182,721	13,440,004

Equity attributable to owners of the Company			50,577,734	50,259,668

Non-controlling interests	16		1,150,307	1,191,068

Total Equity		￦	51,728,041	51,450,736

Total Liabilities and Equity		￦	158,871,513	155,527,334

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2014 and 2013

(Unaudited)

In millions of won		June 30, 2014			June 30, 2013
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Sales	4,34,44,46
Sales of goods		￦	11,830,026	25,903,602	10,938,507	24,172,866
Sales of services			142,886	207,464	70,332	150,704
Sales of construction services	20		829,221	1,377,969	587,478	993,258
Revenue related to transfer of assets from customers			87,166	172,911	79,947	158,534

			12,889,299	27,661,946	11,676,264	25,475,362

Cost of sales	13,25,42,46
Cost of sales of goods			(10,682,236)	(23,200,495)	(11,709,575)	(23,974,344)
Cost of sales of services			(55,591)	(143,671)	(62,187)	(133,489)
Cost of sales of construction services			(798,761)	(1,302,143)	(552,704)	(916,318)

			(11,536,588)	(24,646,309)	(12,324,466)	(25,024,151)

Gross profit (loss)			1,352,711	3,015,637	(648,202)	451,211

Selling and administrative expenses	25,35,42,46		(523,471)	(959,320)	(445,945)	(887,589)

Operating profit (loss)	4		829,240	2,056,317	(1,094,147)	(436,378)

Other non-operating income	36		74,958	145,681	88,596	176,655

Other non-operating expenses	36		(14,298)	(37,357)	(8,933)	(26,146)

Other gains, net	37		49,395	90,477	6,645	39,528

Finance income	5,11,38		681,344	655,948	293,295	728,144

Finance expenses	5,11,39		(1,284,271)	(1,782,938)	(1,023,824)	(2,083,367)

Equity method income (loss) of associates and joint ventures	4,17
Share in income of associates and joint ventures			50,095	185,078	17,466	117,226
Gains on disposal of investments in associates and joint ventures			45,981	45,981	4	4
Share in loss of associates and joint ventures			(3,790)	(27,048)	(13,678)	(42,197)
Losses on disposal of investments in associates and joint ventures			(106)	(106)	(1,134)	(1,134)
Impairment losses on investments in associates and joint ventures			—	(1,558)	(2,492)	(2,492)

			92,180	202,347	166	71,407

Profit (loss) before income tax			428,548	1,330,475	(1,738,202)	(1,530,157)

Income tax expense (benefit)	40		237,036	577,692	(153,350)	(105,730)

Profit (loss) for the period		￦	191,512	752,783	(1,584,852)	(1,424,427)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2014 and 2013

(Unaudited)

In millions of won, except per share Information		June 30, 2014			June 30, 2013
	Note	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other comprehensive income (loss)	5,11,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial profits, net of tax	25,31	￦	(45,363)	(60,708)	123,714	25,497
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		(1,811)	(2,017)	(538)	47
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	33		(23,948)	(40,495)	64,579	93,199
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,11,33		(37,238)	(33,913)	(28,542)	(29,911)
Foreign currency translation of foreign operations, net of tax	33		(157,270)	(98,465)	40,333	100,006
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	33		(27,895)	(81,689)	52,752	109,955

Other comprehensive income (loss), net of tax			(293,525)	(317,287)	252,298	298,793

Total comprehensive income (loss) for the period		￦	(102,013)	435,496	(1,332,554)	(1,125,634)

Profit or loss attributable to:
Owners of the Company	43	￦	154,752	687,014	(1,613,819)	(1,480,519)
Non-controlling interests			36,760	65,769	28,967	56,092

		￦	191,512	752,783	(1,584,852)	(1,424,427)

Total comprehensive income (loss) attributable to:
Owners of the Company		￦	(117,946)	378,057	(1,380,454)	(1,212,456)
Non-controlling interests			15,933	57,439	47,900	86,822

		￦	(102,013)	435,496	(1,332,554)	(1,125,634)

Profit (loss) per share	43
Basic and diluted loss per share		￦	248	1,103	(2,590)	(2,376)

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non- controlling interests
	Contributed Capital		Retained earnings	Other components of equity	Subtotal		Total equity

Balance at January 1, 2013	￦	4,053,578	32,564,283	13,270,906	49,888,767	1,175,435	51,064,202

Total comprehensive income (loss) for the period:
Profit (loss) for the period		—	(1,480,519)	—	(1,480,519)	56,092	(1,424,427)
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial profits (losses), net of tax		—	26,711	—	26,711	(1,214)	25,497
Share in other comprehensive income of associates and joint ventures, net of tax		—	47	—	47	—	47
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	93,273	93,273	(74)	93,199
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(35,839)	(35,839)	5,928	(29,911)
Foreign currency translation of foreign operations, net of tax		—	—	74,067	74,067	25,939	100,006
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	109,805	109,805	150	109,955
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	—	—	—	(41,815)	(41,815)
Issuance of share capital by subsidiaries		—	—	—	—	59,892	59,892
Changes in consolidation scope		—	—	(10,743)	(10,743)	4,882	(5,861)
Dividends paid (hybrid securities)		—	—	—	—	(8,227)	(8,227)
Other		—	—	(282)	(282)	913	631

Balance at June 30, 2013	￦	4,053,578	31,110,522	13,501,187	48,665,287	1,277,901	49,943,188

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month period ended June 30, 2014 and 2013

(Unaudited)

In millions of won	Equity attributable to owners of the Company					Non-
	Contributed Capital		Retained earnings	Other components of equity	Subtotal	controlling Interests	Total equity

Balance at January 1, 2014	￦	4,053,578	32,766,086	13,440,004	50,259,668	1,191,068	51,450,736

Total comprehensive income (loss) for the period:
Profit for the period		—	687,014	—	687,014	65,769	752,783
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan actuarial losses, net of tax		—	(53,574)	—	(53,574)	(7,134)	(60,708)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(2,017)	—	(2,017)	—	(2,017)
Items that may be reclassified subsequently to profit or loss:
Net changes in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(40,494)	(40,494)	(1)	(40,495)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(30,673)	(30,673)	(3,240)	(33,913)
Foreign currency translation of foreign operations, net of tax		—	—	(99,918)	(99,918)	1,453	(98,465)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(82,281)	(82,281)	592	(81,689)
Transactions with owners of the Company, recognized directly in equity:
Dividends paid		—	(56,074)	—	(56,074)	(86,805)	(142,879)
Issuance of share capital by subsidiaries		—	—	—	—	4,379	4,379
Equity transaction in consolidated scope – other than issuance of share capital		—	—	(3,917)	(3,917)	(1,939)	(5,856)
Changes in consolidation scope		—	—	—	—	(5,648)	(5,648)
Dividends paid (hybrid securities)		—	—	—	—	(8,182)	(8,182)
Other		—	—	—	—	(5)	(5)

Balance at June 30, 2014	￦	4,053,578	33,341,435	13,182,721	50,577,734	1,150,307	51,728,041

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

In millions of won	June 30, 2014		June 30, 2013

Cash flows from operating activities
Profit (loss) for the period	￦	752,783	(1,424,427)

Adjustments for:
Income tax expense (benefit)		577,692	(105,730)
Depreciation		3,797,274	3,622,834
Amortization		39,229	44,044
Employee benefit expense		173,881	186,946
Bad debt expense		30,299	15,433
Interest expense		1,193,767	1,195,607
Loss on sale of financial assets		2	—
Loss on disposal of property, plant and equipment		10,141	24,308
Loss on abandonment of property, plant, and equipment		127,051	130,807
Impairment loss on property, plant and equipment		8,900	1,161
Impairment loss on intangible assets		—	2
Loss on disposal of intangible assets		17	—
Accretion expense to provisions, net		568,534	248,771
Loss (profit) on foreign currency translation, net		(401,492)	692,571
Valuation and transaction loss (gain) on derivative instruments, net		446,877	(503,688)
Share in income of associates and joint ventures, net		(158,030)	(75,029)
Gain on sale of property, plant and equipment		(32,508)	(22,180)
Loss (gain) on sale of investments in associates and joint ventures		(45,875)	1,138
Impairment loss on investments in associates and joint ventures		1,558	2,492
Interest income		(98,005)	(97,198)
Dividends income		(13,547)	(9,784)
Impairment loss on available-for-sale securities		41,792	10,673
Others, net		(25,522)	(19,931)

		6,242,035	5,343,247

Changes in:
Trade receivables		710,016	1,261,288
Non-trade receivables		3,584	68,076
Accrued income		(87,989)	10,183
Other receivables		2,907	2,222
Other current assets		20,963	(235,657)
Inventories		(502,572)	(669,844)
Other non-current assets		(34,391)	(598,573)
Trade payables		(1,118,435)	(122,711)
Non-trade payables		281,887	146,255
Accrued expenses		84,938	28,729
Other current liabilities		849,354	1,288,686
Other non-current liabilities		(142,255)	193,652
Investments in associates and joint ventures		22,378	45,602
Provisions		(327,564)	(32,543)
Payments of employee benefit obligations		(88,605)	(61,195)
Plan assets		(2,311)	4,182

		(328,095)	1,328,352

Cash generated from operating activities		6,666,723	5,247,172

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2014 and 2013

(Unaudited)

In millions of won	June 30, 2014		June 30, 2013

Dividends received	￦	11,051	78,556
Interest paid		(1,227,539)	(1,247,030)
Interest received		84,933	8,243
Income taxes paid (refunded)		111,027	(367,066)

Net cash from operating activities		5,646,195	3,719,875

Cash flows investing activities
Proceeds from disposals of associates and joint ventures		1,915	83
Acquisition of associates and joint ventures		(210,911)	(121,185)
Proceeds from disposals of property, plant and equipment		35,453	28,277
Acquisition of property, plant and equipment		(7,642,027)	(7,997,290)
Proceeds from disposals of intangible assets		2	16
Acquisition of intangible assets		(30,017)	(39,089)
Proceeds from disposals of financial assets		433,673	176,402
Acquisition of financial assets		(192,456)	(256,285)
Increase in loans		(91,151)	(107,119)
Collection of loans		56,190	21,734
Increase in deposits		(120,450)	(60,866)
Decrease in deposits		115,284	67,092
Receipt of government grants		31,021	32,900
Usage of government grants		(1,805)	(14,879)
Net cash outflow from business acquisitions		—	(2,582)
Proceeds from disposal of subsidiaries		44,523	—
Other cash outflow from investing activities, net		(16,958)	(117,896)

Net cash used in investing activities		(7,587,714)	(8,390,687)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,218,390	2,432,350
Proceeds from long-term borrowings and debt securities		5,176,073	7,312,227
Repayment of long-term borrowings and debt securities		(3,876,757)	(4,741,108)
Payment of finance lease liabilities		(60,078)	(60,897)
Settlement of derivative instruments, net		(316,069)	91,220
Change in non-controlling interest		(378)	59,189
Dividends paid (hybrid bond)		(8,182)	(10,102)
Dividends paid		(142,879)	(41,815)
Other cash inflow (outflow) from financing activities, net		4,886	(1,373)

Net cash from financing activities		1,995,006	5,039,691

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		53,487	368,879

Effect of exchange rate fluctuations on cash held		4,506	(3,660)

Net increase in cash and cash equivalents		57,993	365,219

Cash and cash equivalents at January 1		2,232,313	1,954,949

Cash and cash equivalents at June 30	￦	2,290,306	2,320,168

See accompanying notes to the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2014

(Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), controlling company as defined in Korean International Financial Reporting Standards (“K-IFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2014, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	135,917,118	21.17%
Korea Finance Corporation	192,159,940	29.94%
Foreign investors	150,612,232	23.46%
Other	163,274,787	25.43%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy (the “MTIE”, formerly the Ministry of Knowledge Economy), KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These consolidated interim financial statements were prepared in accordance with K-IFRS 1034, ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries (the “Company”)’s K-IFRS annual financial statements. The notes are included to explain events and transactions to give the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

(2)	Basis of measurement

The consolidated interim financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which are KEPCO’s functional currency and the currency of the primary economic environment in which the Company operates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Continued operation of Wolseong #1 nuclear power plant

The Company owns Wolseong #1 nuclear power plant, which started its operation on November 21, 1982, and completed its operation on November 20, 2012, completing the permitted operation period of 30 years. As of June 30, 2014, the Company is in the process of obtaining safety assessments to obtain an approval from the Nuclear Safety and Security Commission to resume the plant’s operation for another term. The Company has prepared the consolidated interim financial statements assuming that the plant will operate for the next 10 years.

(ii)	Useful lives of property, plant and equipment, estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes.

(iii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company does not realize estimated future taxable income during the carry forward periods.

(iv)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(v)	Defined employee liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature.

(vi)	Unbilled revenue

Energy delivered but not yet metered, and the quantities of energy delivered but not yet measured and not billed are calculated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated assumptions and prices based on statistics. Unbilled revenue recognized as of June 30, 2014 and 2013 is ￦1,303,863 million and ￦1,193,718 million, respectively.

(5)	Changes in accounting policies

The following changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2014.

(i)	Amendments to K-IFRS 1032, ‘Financial Instruments: Presentation’

The Company has adopted amendments to K-IFRS 1032, ‘Financial Instruments: Presentation’, since January 1, 2014. The amendments require that a financial assets and a financial liability are offset and the net amount is presented in the statement of financial position when an entity currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The entity intends to settle on a net basis, if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk, and that will process receivables and payables in a single settlement process or cycle.

The change had no significant impact on the measurements of Company’s consolidated financial statements.

(ii)	K-IFRS 2121, ‘Levies’

The Company has adopted K-IFRS No.2121, ‘Levies’ since January 1, 2014. The interpretation confirms that an entity recognizes a liability for a levy when the triggering event specified in the legislation occurs. An entity does not recognize a liability at an earlier date, even if it has no realistic opportunity to avoid the triggering event. If a levy is only payable once a specified amount has been reached, then no liability is recognized until this ‘minimum threshold’ is reached. The same recognition principles apply in the interim financial statements as in the annual financial statements, even if this results in uneven charges over the course of the year.

The interpretation does not provide guidance on the accounting for the costs arising from recognizing the liability to pay a levy. Other K-IFRSs should be applied to determine whether the recognition of a liability to pay a levy gives rise to an asset or an expense.

The change had no significant impact on the measurements of Company’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies

Except as describe in note 2, the Company applied the following significant accounting policies consistently for all periods presented.

(1)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (or one of its subsidiaries).

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

Transactions between the Company and its subsidiaries are eliminated during the consolidation.

Changes in the Company’s ownership interests in a subsidiary that do not result in the Company losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039, ‘Financial Instruments’: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012, ‘ Income Taxes’ and K-IFRS 1019, ‘ Employee Benefits’ respectively;

•	Assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other K-IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, or with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105, ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence.

After the disposal takes place, the Company shall account for any retained interest in associates in accordance with K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the income or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss. The requirements of K-IFRS 1039, ’Financial Instruments: Recognition and Measurement’, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036, ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1036. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with K-IFRS 1028, ‘Investment in Associates and Joint Ventures’ (see note 3 (3)), except when the Company is applicable to the K-IFRS 1105, ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.

The Company assesses at the end of each reporting period whether there is any indication that an asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(7)	Revenue recognition

Revenue from the sale of goods, rendering of services or use of the Company assets is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates, and are recognized as a reduction of revenue. Revenue is recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

(i)	Sales of goods

The Korean government approves the rates charged to customers by the Company’s power transmission and distribution division. The Company’s utility rates are designed to recover the Company’s reasonable costs plus a fair investment return. The Company’s power generation rates are determined in the market.

The Company recognizes electricity sales revenue based on power sold (transferred to the customer) up to the reporting date. To determine the amount of power sold, the Company estimates daily power volumes of electricity for residential, commercial, general and etc. The differences between the current month’s estimated amount and actual (meter-read) amount, is adjusted for (trued-up) during the next month period.

(ii)	Sales of services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed or services performed to date as a percentage of total services to be performed or the proportion that costs incurred to date bear to the estimated total costs of the transaction or other methods that reliably measures the services performed.

(iii)	Dividend income and interest income

Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Interest income is recognized as it accrues in profit or loss, using the effective interest method. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

(iv)	Rental income

The Company’s policy for recognition of revenue from operating leases is described in note 3 (9) below.

(v)	Deferral of revenue – Transfer of Assets from Customers

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers in accordance with K-IFRS 2118, ‘Transfer of Assets from Customers’ when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are then recognized as revenue over the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(8)	Construction service revenue

The Company provides services related to the construction of power plants related to facilities of its customers, mostly in foreign countries.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognized based on the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that the amount can be measured reliably and its receipt is considered probable.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized to the extent of contract costs incurred when it is probable the revenue will be realized. Contract costs are recognized as expenses in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

When contract costs incurred to date plus recognized income less recognized losses exceed progress billings, the surplus is shown as amounts due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognized income less recognized losses, the surplus is shown as the amounts due to customers for contract work. Amounts received before the related work is performed are included in the consolidated statements of financial position, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the consolidated statements of financial position as accounts and other receivables.

(9)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	The Company as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

(ii)	The Company as lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in income or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(10)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•	Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks; and

•	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

(11)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to income

Government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

(13)	Employee benefits

(i)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid.

(ii)	Retirement benefits: defined benefit plans

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method.

The asset or liability recognized in the statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the statement of comprehensive income.

For the purpose of calculating the expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. Past service cost is recognized as an expense at the earlier of the following dates: (a) when the plan amendment or curtailment occurs; (b) when the company recognizes related restructuring costs or termination benefits.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(15)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the production method to measure and recognizes as expense the economic benefits of the assets.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	6 ~ 32
Vehicles	4
Loaded heavy water	30
Asset retirement costs	18, 30, 40
Finance lease assets	20
Ships	9
Others	4 ~ 9

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(16)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(17)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets with finite useful lives are as follows:

	Useful lives (years)	Amortization methods

Usage rights for donated assets	4 ~ 30	Straight
Software	4, 5	Straight
Industrial rights	5, 10	Straight
Development expenses	5	Straight
Dam usage right	50	Straight
Mining right	—	Unit of production
Others	4 ~ 20, 50	Straight

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in income or loss when the asset is derecognized.

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill, continued

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Company determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Company is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Company recognizes the provision of present value of the payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Company recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCB”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Company is required to remove polychlorinated biphenyls (PCBs), a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to power plant regional support program.

(vii)	Renewable portfolio standard (RPS) provisions

Renewable portfolio standard (RPS) provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

(21)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

(i)	Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as financial assets at fair value through profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

(ii)	Financial assets at fair value through profit or loss (FVTPL)

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. A financial assets its acquired principally for the purpose of selling it in the near term are classified as a short-term financial assets held for trading and also all the derivatives including an embedded derivate that is not designated and effective as a hedging instrument are classified at the short-term trading financial asset as well. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset is classified as held for trading if:

•	It has been acquired principally for the purpose of selling it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short term profit taking; or

•	It is derivative, including an embedded derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at financial assets at fair value through profit or loss upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its’ performance is evaluated on a fair value basis in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms a part of a contract containing one or more embedded derivatives, and with K-IFRS 1039, Financial Instruments; Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘finance income and finance expenses’ line item in the consolidated statement of comprehensive income.

(iii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(21)	Non-derivative financial assets, continued

For financial assets recorded at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to income or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in income or loss are not reversed through income or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment losses are subsequently reversed through income or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

(iv)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

On de-recognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in income or loss.

On de-recognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in income or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial liabilities and equity instruments issued by the Company

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in income or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

(iii)	Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are initially measured at fair value. Transaction cost that are directly attributable to the issue of financial liabilities are added to or deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Transaction cost directly attributable to acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

(iv)	Financial liabilities at fair value through profit or loss (FVTPL)

Financial liabilities are classified as at financial liabilities at fair value through profit or loss when the financial liability is either held for trading or it is designated as financial liabilities at fair value through profit or loss.

A financial liability is classified as held for trading if:

•	It has been acquired principally for the purpose of repurchasing it in the near term; or

•	On initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	It is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial liability forms part of a Company of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039, ‘Financial Instruments: Recognition and Measurement’, permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on re-measurement recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability and is included in ‘finance income and finance expenses’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(22)	Non-derivative financial liabilities and equity instruments issued by the Company, continued

(v)	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(vi)	Financial guarantee contract liabilities

Financial guarantee contract liabilities are initially measured at their fair values and, if not designated as at FVTPL, are subsequently measured at the higher of: (a) the amount of the obligation under the contract, as determined in accordance with K-IFRS 1037, ‘Provisions’, Contingent Liabilities and Contingent Assets; or (b) the amount initially recognized less, cumulative amortization recognized in accordance with K-IFRS 1018, ‘Revenue’.

(vii)	De-recognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in income or loss.

(23)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value.

The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

(ii)	Hedge accounting

The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of reverse for gains (loss) on valuation of derivatives. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

4.	Segment, Geographic and Other Information

(1)	Assets, liabilities, revenue and expenses

The Company’s operating segments are its business components that generates discrete financial information that is reported to and regularly revised by the Company’s the chief operating decision maker, the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments, in accordance with K-IFRS 1108, are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under K-IFRS 1108 without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arms-length basis at market prices that would be applicable to an independent third-party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using an equity method basis in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2014 and 2013 respectively are as follows:

In millions of won
June 30, 2014
	Total segment revenue			Intersegment revenue		Revenue from external customers		Depreciation and amortization		Interest income		Interest expense		Income (loss) of associates and joint ventures		Operating income (loss)
Segment	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended		Six- month period ended
Transmission and distribution	￦	12,910,804	27,591,865	367,866	653,818	12,542,938	26,938,047	672,748	1,344,667	6,128	13,093	367,594	727,483	47,295	154,351		(186,677)	(453,644)
Electric power generation (Nuclear)		2,348,101	4,796,222	2,346,772	4,792,235	1,329	3,987	726,898	1,430,109	8,005	11,957	145,511	291,308	—	740		644,341	1,593,310
Electric power generation (Non-nuclear)		5,625,770	13,054,438	5,559,204	12,860,962	66,566	193,476	513,202	1,030,271	8,395	16,545	65,968	140,881	46,107	49,679		307,609	821,981
Plant maintenance & engineering service		647,547	1,202,026	467,514	870,558	180,033	331,468	17,141	34,907	3,697	8,699	(35)	108	(1,222)	(2,423)		90,757	148,415

Others		127,435	249,635	29,002	54,667	98,433	194,968	6,856	13,513	28,258	55,154	21,852	40,420	—	—		31,116	62,223
Consolidation adjustments		(8,770,358)	(19,232,240)	(8,770,358)	(19,232,240)	—	—	(8,466)	(16,964)	(4,673)	(7,443)	(4,169)	(6,433)	—	—		(57,906)	(115,968)

	￦	12,889,299	27,661,946	—	—	12,889,299	27,661,946	1,928,379	3,836,503	49,810	98,005	596,721	1,193,767	92,180	202,347		829,240	2,056,317

Other income																	74,958	145,681

Other expenses																	(14,298)	(37,357)

Other gains (losses), net																	49,395	90,477

Finance income																	681,344	655,948

Finance costs																	(1,284,271)	(1,782,938)

Equity method Income of associates joint ventures																	92,180	202,347

Income before income tax																￦	428,548	1,330,475

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six-month periods ended June 30, 2014 and 2013 are as follows, continued:

In millions of won
June 30, 2013
	Total segment revenue			Intersegment revenue		Revenue from external customers		Depreciation and amortization		Interest income		Interest expense		Income (loss) of associates and joint ventures		Operating profit (loss)
Segment	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended		Six- month period ended
Transmission and distribution	￦	11,700,705	25,333,679	272,139	479,509	11,428,566	24,854,170	658,816	1,312,764	7,964	15,948	380,535	766,983	1,261	81,926		(1,570,842)	(2,049,783)
Electric power generation (Nuclear)		1,766,337	3,778,054	1,766,337	3,749,941	—	28,113	686,693	1,381,156	4,170	9,682	139,288	278,779	—	—		147,703	701,635

Electric power generation (Non-nuclear)		6,933,283	14,563,991	6,862,717	14,336,749	70,566	227,242	473,141	946,091	19,122	31,078	70,549	131,925	(2,640)	(11,237)		259,892	853,309
Plant maintenance & engineering service		640,503	1,153,959	539,932	932,492	100,571	221,467	18,380	37,247	4,565	12,955	35	71	1,545	718		80,830	125,652

Others		86,141	155,457	9,580	11,087	76,561	144,370	2,817	4,841	17,759	37,259	13,752	25,105	—	—		24,610	46,515
Consolidation adjustments		(9,450,705)	(19,509,778)	(9,450,705)	(19,509,778)	—	—	(7,796)	(15,221)	(7,044)	(9,724)	(3,834)	(7,256)	—	—		(36,340)	(113,706)

	￦	11,676,264	25,475,362	—	—	11,676,264	25,475,362	1,832,051	3,666,878	46,536	97,198	600,325	1,195,607	166	71,407		(1,094,147)	(436,378)

Other income																	88,596	176,655

Other expenses																	(8,933)	(26,146)

Other gains, net																	6,645	39,528

Finance income																	293,295	728,144

Finance expenses																	(1,023,824)	(2,083,367)

Equity method income of associates joint ventures																	166	71,407

Loss before income tax																￦	(1,738,202)	(1,530,157)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2014 and as of and for the year ended December 31, 2013 are as follows:

In millions of won
June 30, 2014
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	98,632,821	3,972,857	2,732,516	57,620,943
Electric power generation (Nuclear)		47,801,732	1,652	1,124,722	26,592,186
Electric power generation (Non-nuclear)		38,937,320	1,373,198	3,674,438	21,890,823
Plant maintenance & engineering service		2,621,605	55,277	119,021	1,094,505
Others		5,537,359	—	90,393	1,939,567
Consolidation adjustments		(34,659,324)	—	(69,046)	(1,994,552)

Consolidated totals	￦	158,871,513	5,402,984	7,672,044	107,143,472

In millions of won
December 31, 2013
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities

Transmission and distribution	￦	98,249,927	3,895,266	4,458,291	56,590,381
Electric power generation (Nuclear)		46,717,706	908	2,412,782	26,482,646
Electric power generation (Non-nuclear)		36,455,090	1,275,330	6,882,630	19,832,122
Plant maintenance & engineering service		2,463,204	59,251	222,547	932,485

Others		5,617,304	—	429,626	2,008,541

Consolidation adjustments		(33,975,897)	—	(75,237)	(1,769,577)

Consolidated totals	￦	155,527,334	5,230,755	14,330,639	104,076,598

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

4.	Segment Information, Continued

(4)	Geographic information

The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won
Geographical unit	Revenue from external customers					Non-current assets (*2)
	June 30, 2014			June 30, 2013		June 30, 2014	December 31, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Domestic	￦	11,970,221	26,134,851	11,064,912	24,394,080	136,377,338	131,876,535
Overseas (*1)		919,078	1,527,095	611,352	1,081,282	4,556,182	4,474,900

	￦	12,889,299	27,661,946	11,676,264	25,475,362	140,933,520	136,351,435

(*1)	Middle East and other Asian countries make up the majority of overseas revenue and non-current assets.
(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on key clients

There is no individual client comprising more than 10% of the Company’s revenue for the six-month periods ended June 30, 2014 and 2013.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets:
Cash and cash equivalents	￦	—	2,290,306	—	—	—	2,290,306
Current financial assets

Held-to-maturity investments		—	—	—	206	—	206
Derivative assets		932	—	—	—	—	932
Other financial assets		—	205,363	—	—	—	205,363

Trade and other receivables		—	6,727,226	—	—	—	6,727,226

		932	9,222,895	—	206	—	9,224,033

Non-current assets:

Non-current financial assets

Available-for-sale financial assets		—	—	1,148,915	—	—	1,148,915

Held-to-maturity investments		—	—	—	3,426	—	3,426
Derivative assets		1,047	—	—	—	29,037	30,084
Other financial assets		—	556,249	—	—	—	556,249

Trade and other receivables		—	1,556,768	—	—	—	1,556,768

		1,047	2,113,017	1,148,915	3,426	29,037	3,295,442

	￦	1,979	11,335,912	1,148,915	3,632	29,037	12,519,475

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity investments	Derivative assets (using hedge accounting)	Total
Current assets
Cash and cash equivalents	￦	—	2,232,313	—	—	—	2,232,313
Current financial assets

Held-to-maturity investments		—	—	—	168	—	168
Derivative assets		1,437	—	—	—	—	1,437
Other financial assets		—	434,608	—	—	—	434,608

Trade and other receivables		—	7,526,311	—	—	—	7,526,311

		1,437	10,193,232	—	168	—	10,194,837

Non-current assets

Non-current financial assets

Available-for-sale financial assets		—	—	1,256,765	—	—	1,256,765

Held-to-maturity investments		—	—	—	2,117	—	2,117
Derivative assets		2,681	—	—	—	82,376	85,057
Other financial assets		—	559,013	—	—	—	559,013

Trade and other receivables		—	1,644,333	—	—	—	1,644,333

		2,681	2,203,346	1,256,765	2,117	82,376	3,547,285

	￦	4,118	12,396,578	1,256,765	2,285	82,376	13,742,122

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities:
Borrowings	￦	—	2,636,801	—	2,636,801
Debt securities		—	5,811,606	—	5,811,606
Derivative liabilities		90,899	—	53,351	144,250
Trade and other payables		—	5,051,859	—	5,051,859

		90,899	13,500,266	53,351	13,644,516

Non-current liabilities:
Borrowings		—	4,293,306	—	4,293,306
Debt securities		—	50,193,598	—	50,193,598
Derivative liabilities		337,721	—	338,067	675,788
Trade and other payables		—	3,994,512	—	3,994,512

		337,721	58,481,416	338,067	59,157,204

	￦	428,620	71,982,682	391,418	72,801,720

In millions of won	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (using hedge accounting)	Total
Current liabilities
Borrowings	￦	—	1,470,862	—	1,470,862
Debt securities		—	6,616,636	—	6,616,636
Derivative liabilities		304,699	—	33,034	337,733
Trade and other payables		—	5,892,763	—	5,892,763

		304,699	13,980,261	33,034	14,317,994

Non-current liabilities
Borrowings		—	4,538,390	—	4,538,390
Debt securities		—	48,262,262	—	48,262,262
Derivative liabilities		186,336	—	176,406	362,742
Trade and other payables		—	3,971,519	—	3,971,519

		186,336	56,772,171	176,406	57,134,913

	￦	491,035	70,752,432	209,440	71,452,907

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won		June 30, 2014			June 30, 2013
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	Interest income	￦	14,600	26,835	16,264	32,154
Available-for-sale financial assets	Dividends income		1,022	13,547	423	9,784
	Impairment loss on available-for-sale financial assets		(41,792)	(41,792)	—	—
	Loss on disposal of financial assets		—	(2)	—	—
	Interest income		110	218	283	810
Held-to-maturity investments	Interest income		21	38	16	31
Loans and receivables	Interest income		8,981	16,929	7,966	20,657
Trade and other receivables	Interest income		24,875	50,646	18,909	34,321
Other financial assets	Interest income		—	—	526	533
Short-term financial instruments	Interest income		1,142	3,148	2,567	8,682
Long-term financial instruments	Interest income		81	191	5	10
Financial assets at fair value through profit or loss	Gain (loss) on valuation of derivatives		(14,141)	(4,762)	87,404	130,636
	Gain on transaction of derivatives		42,762	33,199	5,222	12,656
Derivative assets (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(107,359)	(71,451)	13,054	92,776
	Loss on valuation of derivatives (equity, before tax) (*)		(16,813)	(22,545)	(23,427)	(29,834)
	Gain (loss) on transaction of derivatives		—	(1,584)	—	5,220
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(426,175)	(853,722)	(432,537)	(860,872)
	Interest expense of trade and other payables		(24,764)	(47,140)	(26,187)	(52,410)
	Interest expense of others		(145,782)	(292,905)	(141,600)	(282,325)
	Gain (loss) on foreign currency transactions and translations		590,587	445,196	(375,466)	(784,132)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(267,921)	(199,082)	(14,521)	101,542
	Gain (loss) on transaction of derivatives		(103,335)	(74,740)	14,467	14,598
Derivative liabilities (using hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(151,029)	(121,509)	67,638	117,618
	Loss on valuation of derivatives (equity, before tax)(*)		(37,717)	(31,027)	(40,727)	(37,065)
	Gain (loss) on transaction of derivatives		(1,636)	(6,948)	26,627	28,642

(*)	Items are included in other comprehensive income. All other income and gain amounts listed above are included in finance income, and all expense and loss amounts listed above are included in finance expenses in the accompanying consolidated statements of comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won		June 30, 2014		December 31, 2013

Cash and cash equivalents	Escrow accounts	￦	129	61,873
	Deposits for government project		12,610	17,807
	Collateral provided for lawsuit		189	—
	Collateral for borrowings		14,540	—
Short-term financial instruments	Restriction on withdrawal related to win-win growth program for small and medium enterprises		5,000	—
Long-term financial instruments	Guarantee deposits for checking account		5	5
	Guarantee deposits for banking accounts at oversea branches		289	300
	Collateral provided for lawsuit		331	330

		￦	33,093	80,315

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Cash	￦	64	56
Cash equivalents		1,305,443	1,141,202
Short-term deposits classified as cash equivalents		738,925	1,073,789
Short-term investments classified as cash equivalents		245,874	17,266

	￦	2,290,306	2,232,313

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	6,367,153	(70,624)	(51)	6,296,478
Other receivables		474,607	(41,702)	(2,157)	430,748

		6,841,760	(112,326)	(2,208)	6,727,226

Non-current assets
Trade receivables		393,009	—	—	393,009
Other receivables		1,215,616	(44,977)	(6,880)	1,163,759

		1,608,625	(44,977)	(6,880)	1,556,768

	￦	8,450,385	(157,303)	(9,088)	8,283,994

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

8.	Trade and Other Receivables, Continued

(1)	Trade and other receivables as of June 30, 2014 and December 31, 2013 are as follows, continued

In millions of won	December 31, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	￦	7,076,303	(65,024)	(136)	7,011,143
Other receivables		559,958	(42,729)	(2,061)	515,168

		7,636,261	(107,753)	(2,197)	7,526,311

Non-current assets
Trade receivables		421,949	—	(8)	421,941
Other receivables		1,255,724	(27,158)	(6,174)	1,222,392

		1,677,673	(27,158)	(6,182)	1,644,333

	￦	9,313,934	(134,911)	(8,379)	9,170,644

(2)	Other receivables as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	129,934	(41,702)	—	88,232
Accrued income		87,895	—	—	87,895
Deposits		170,324	—	(2,157)	168,167
Finance lease receivables		5,627	—	—	5,627
Others		80,827	—	—	80,827

		474,607	(41,702)	(2,157)	430,748

Non-current assets
Non-trade receivables		89,850	(19,606)	—	70,244
Accrued income		8,245	—	—	8,245
Deposits		239,454	—	(6,880)	232,574
Finance lease receivables		808,104	—	—	808,104
Others		69,963	(25,371)	—	44,592

		1,215,616	(44,977)	(6,880)	1,163,759

	￦	1,690,223	(86,679)	(9,037)	1,594,507

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

8.	Trade and Other receivables, Continued

(2)	Other receivables as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	￦	233,714	(42,729)	—	190,985
Accrued income		47,310	—	—	47,310
Deposits		162,730	—	(2,061)	160,669
Finance lease receivables		4,569	—	—	4,569
Others		111,635	—	—	111,635

		559,958	(42,729)	(2,061)	515,168

Non-current assets
Non-trade receivables		102,254	(8,608)	—	93,646
Accrued income		7,052	—	—	7,052
Deposits		230,083	—	(6,174)	223,909
Finance lease receivables		845,712	—	—	845,712
Others		70,623	(18,550)	—	52,073

		1,255,724	(27,158)	(6,174)	1,222,392

	￦	1,815,682	(69,887)	(8,235)	1,737,560

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables for the duration between the billing date and the payment due dates. Once trade receivables are overdue, the Company imposes a 2.0% interest rate on the overdue trade receivables. The Company holds deposits of six months’ expected electricity usage for customers requesting temporary usage and customers with past defaulted payments.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

8.	Trade and Other Receivables, Continued

(3)	Aging analysis of trade receivables as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013
Trade receivables: (not overdue, not impaired)	￦	6,569,014	7,350,705

Trade receivables: (overdue, not impaired)		968	292

Less than 60 days		968	292

Trade receivables: (impairment reviewed)		190,180	147,255
60 ~ 90 days		44,024	36,707
90 ~ 120 days		26,143	18,214
120 days ~ 1 year		76,470	38,066
Over 1 year		43,543	54,268

		6,760,162	7,498,252

Less allowance for doubtful accounts		(70,624)	(65,024)
Less present value discount		(51)	(144)

	￦	6,689,487	7,433,084

The Company assesses at the end of each reporting period whether there is any objective evidence that trade receivables are impaired, and provides allowances for doubtful accounts which includes impairment for trade receivables that are individually significant.

The Company considers receivables as overdue if the receivables are outstanding 60 days after the maturity and sets allowance based on past experience of collection.

(4)	Aging analysis of other receivables as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013
Other receivables: (not overdue, not impaired)	￦	1,518,838	1,667,837

Other receivables: (overdue, not impaired)		34,690	24,878

Less than 60 days		34,690	24,878

Other receivables: (impairment reviewed)		136,695	122,967
60 ~ 90 days		2,265	17,507
90 ~ 120 days		2,445	1,880
120 days ~ 1 year		19,383	23,996
Over 1 year		112,602	79,584

		1,690,223	1,815,682

Less allowance for doubtful accounts		(86,679)	(69,887)
Less present value discount		(9,037)	(8,235)

	￦	1,594,507	1,737,560

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

8.	Trade and Other receivables, Continued

(5)	Changes in allowance for doubtful accounts for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	￦	65,024	69,887	47,312	225,078
Bad debt expense		12,628	17,671	40,446	8,665
Write-off		(6,829)	(7,392)	(22,734)	(4,227)
Reversal		—	(14)	—	—
Others (*)		(199)	6,527	—	(159,629)

Ending balance	￦	70,624	86,679	65,024	69,887

(*)	The amounts in 2014 and 2013 represented allowance against loans to equity method investments which were reversed when the loans were converted to investment in associates during 2013.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

9.	Available-for-sale Financial Assets

Available-for-sale financial assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	Ownership	June 30, 2014		December 31, 2013
Equity securities
Listed
Kwanglim Co., Ltd. (*2)	0.44%	￦	153	150
Sungjee Construction Co., Ltd. (*2)	0.01%		7	7
Korea District Heating Corp. (*1)	19.55%		149,428	194,710
Ssangyong Motor Co., Ltd. (*2)	0.03%		337	291
LG Uplus Corporation	8.80%		354,134	412,901
Fission Uranium Corp. (formerly named Fission)	0.52%		875	848
Denison Mines Corp.	12.62%		74,843	74,498
Energy Fuels INC	9.06%		13,107	10,307
PT Adaro Energy Tbk (*1)	1.50%		47,884	45,204
Cockatoo Coal Limited (*3)	1.20%		1,592	1,875
Fission 3.0	0.52%		72	—
Namkwang Engineering & Construction Co., Ltd	0.01%		7	5
Pumyang Construction Co., Ltd.	0.00%		2	3
Korea Line Corp.	0.00%		—	—
ELCOMTEC Co., Ltd.	0.05%		107	—
PAN ocean Co., Ltd.	0.00%		5	—

			642,553	740,799

Unlisted
Byucksan Engineering & Construction Co., Ltd (*1)	0.00%		—	1
Dongyang Engineering & Construction Corp. (*1)	0.00%		—	5
Construction Guarantee	0.02%		787	790
Global Dynasty Overseas Resource Development Private Equity Firm	7.46%		1,681	1,517
Plant & Mechanical Contractors Financial Cooperative of Korea	0.01%		36	36
Dongnam Co., Ltd.	0.46%		72	72
Mobo Co., Ltd.	0.00%		14	14
Fire Guarantee	0.02%		20	20
Korea Software Financial Cooperative	0.18%		301	301
Woobang ENC Co., Ltd.	0.00%		22	22
Women’s Venture Fund	10.00%		780	780
Engineering Financial Cooperative	0.11%		60	60
Intellectual Discovery, Ltd.	9.13%		5,000	5,000
Electric Contractors Financial Cooperative	0.03%		152	152
Korea Specialty Contractor Financial Cooperative	0.01%		417	417
Information & Communication Financial Cooperative	0.03%		10	10
Troika Overseas Resource Development Private Equity Firm	3.66%		11,934	10,664
Poonglim Industrial Co., Ltd.	0.01%		78	78
Woori Ascon Co., Ltd.	0.34%		10	10
HANKOOK Silicon Co., Ltd.	11.82%		7,513	7,513
LIG E&C Co., Ltd.	0.00%		5	5
Miju Steel Mfg. Co., Ltd.	0.23%		51	51
Ginseng K Co., Ltd.	0.08%		8	8
Dae Kwang Semiconductor Co., Ltd.	0.07%		6	6
Sanbon Department Store	0.01%		124	124
SAMBO AUTO. Co., Ltd. (Formerly, Hydrogen Power. Co., Ltd.)	0.02%		38	38
Korea Bio Fuel Co., Ltd.	15.00%		1,500	1,500
Korea Electric Engineers Association	0.24%		40	61
Korea Investment - Korea EXIM Bank CERs Private Special Asset Investment Trust	14.18%		6,803	6,803
Hanwha Electric Power Venture Fund	16.40%		1,804	1,804
Hwan Young Steel Co., Ltd.	0.14%		97	97
IBK-AUCTUS Green Growth Private Equity Firm	6.30%		5,928	6,054
K&C- Gyeongnam Youth Job Creation Investment Fund	10.00%		1,340	1,340
Areva Nc Expansion	13.49%		235,998	248,292
Green & Sustainable Energy Investment Corp.	19.58%		13	13

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

9.	Available-for-sale Financial Assets, Continued

Available-for-sale financial assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won	Ownership	June 30, 2014		December 31, 2013

Kanan Hydroelectric Power Corp.	19.58%	￦	17	17
Set Holding	2.50%		170,514	170,514
Siam Solar Power	10.00%		897	933
3i Powergen Inc.	15.00%		1,449	1,486
PT. Kedap Saayq	10.00%		18,540	18,540
Navanakorn Electric Co., Ltd. (*4)	29.00%		15,537	16,163
Pumyang Asset Management Co., Ltd.	0.00%		3	—
BnB Sungwon Co., Ltd	0.01%		15	—
IXELON. Co,. Ltd	0.02%		23	—
ASA KIMJE Co., Ltd.	1.11%		465	—
ASA JEONJU Co., Ltd.	1.34%		697	—
KC Development Co., Ltd.	0.02%		6	—
DAIM Special Vehicle Co., Ltd.	0.08%		10	—
IMHWA Corp.	0.11%		5	—
Hana Civil Engineering Co., Ltd.	0.00%		1	—

			490,821	501,311

Debt securities
Ambre Energy Limited			15,541	14,655

		￦	1,148,915	1,256,765

(*1)	It has been determined that available-for-sale financial assets were impaired because the fair values of the securities of Korea District Heating Corp., PT Adaro Energy Tbk, Byucksan Engineering & Construction Co., Ltd., Dongyang Engineering & Construction Corp., consistently declined below their respective acquisition costs during the current year. As such, cumulative losses of ￦41,792 million previously recognized in other comprehensive loss were reclassified to impairment losses on available-for-sale financial assets for the six-month ended June 30, 2014.
(*2)	It has been determined that available-for-sale financial assets were impaired because the fair values of the securities of Kwanglim Co., Ltd., Ssangyong Motor Co., Ltd. and Sungjee Construction Co., Ltd. declined below their respective acquisition costs during 2013. As such, cumulative losses of ￦415 million previously recognized in other comprehensive loss were reclassified to impairment losses on available-for-sale financial assets for the year ended December 31, 2013.
(*3)	The fair value of Cockatoo Coal Limited securities declined significantly below the acquisition cost and the cumulative losses of ￦12,177 million previously recognized in other comprehensive loss were reclassified to impairment loss on available-for-sale financial assets for the year ended December 31, 2013.
(*4)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

Book values of unlisted equity securities held by the Company that were measured at cost as of June 30, 2014 and December 31, 2013 are ￦319,520 million and ￦330,001 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

10.	Held-to-maturity Investments

Held-to-maturity investments as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Government and municipal bonds and others	￦	206	3,426	168	2,117

11.	Derivatives

(1)	Derivatives as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current
Derivative assets
Currency option	￦	—	—	963	—
Currency forward		932	284	474	206
Currency swap		—	29,037	—	83,003
Interest rate swap		—	763	—	1,848

	￦	932	30,084	1,437	85,057

Derivative liabilities
Currency option	￦	3,695	—	42,144	—
Currency forward		152	5,447	2,166	—
Currency swap		134,778	612,988	291,476	289,819
Interest rate swap		5,625	57,353	1,947	72,923

	￦	144,250	675,788	337,733	362,742

(2)	Currency option contracts which are not designated as hedge instruments as of June 30, 2014 are as follows:

(i) Target Redemption Forward

In won and thousands of U.S. dollars
Financial institution	Contract year	Position	Contract amount		Contract exchange rate		Target profit

Morgan Stanley	2013.10.21 ~ 2014.12.29	BUY	USD	3,000	￦	1,047.00	￦	50

The Company enters into currency option contracts to buy or sell currency at a specified exchange rate during a specified period of time to hedge currency exchange risk from flaming coal purchase payments. Every week, the Company compares the target profit to the accumulated total profit or loss from the difference between the contract exchange rate and average exchange rate. When the target profits are achieved, the contracts will be automatically terminated.

(ii) European Knock-Out

In millions of won and thousands of U.S. dollars
Financial institution	Contract year	Contract amount				Contract exchange rate		Barrier
		Pay		Receive

Barclays Bank PLC	2014.01.20 ~ 2014.07.02	￦	4,644	USD	4,395	￦	1,056.60	￦	1,120.00
Korea Exchange Bank	2014.01.14 ~ 2014.07.10		11,661	USD	11,121		1,048.60		1,110.00
Korea Exchange Bank	2014.01.20 ~ 2014.07.16		17,392	USD	16,488		1,054.80		1,110.00

Contracts are entered to hedge the currency risk arising from foreign short-term borrowings. The contracts will be automatically cancelled if the market average exchange rate at maturity date is above the barrier.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

11.	Derivatives, Continued

(3)	Currency forward contracts which are not designated as hedge instruments, as of June 30, 2014 are as follows:

In millions of won and thousands of foreign currencies
Counterparty	Contract Date	Maturity date	Contract amounts				Contract exchange rate
			Pay		Receive

Korea Exchange Bank	2014.04.10	2021.07.12		55,120	USD	52,000	1,060.00
Korea Exchange Bank	2014.04.28	2021.07.12		50,784	USD	48,000	1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000	1,054.00
Korea Exchange Bank	2014.05.09	2021.07.12		104,600	USD	100,000	1,046.00
RBS	2014.06.19	2014.07.23		5,096	USD	5,000	1,019.15
The Bank of Nova Scotia	2014.06.23	2014.07.25		5,105	USD	5,000	1,020.90
Credit Suisse	2014.06.26	2014.07.31		5,089	USD	5,000	1,017.75
Standard Chartered	2014.06.27	2014.08.01		5,086	USD	5,000	1,017.25
The Bank of Nova Scotia	2014.06.27	2014.08.01		10,170	USD	10,000	1,017.00
Standard Chartered	2014.06.09	2014.07.11		5,094	USD	5,000	1,018.70
Standard Chartered	2014.06.30	2014.08.04		10,139	USD	10,000	1,013.85
RBS	2014.06.11	2014.07.14		5,088	USD	5,000	1,017.55
Nomura	2014.06.27	2014.08.01		10,170	USD	10,000	1,017.00
Nomura	2014.06.27	2014.08.01		5,078	USD	5,000	1,015.50
Korea Exchange Bank	2014.06.27	2014.08.01		5,079	USD	5,000	1,015.75
Credit Agricole	2014.06.11	2014.07.14		2,867	USD	2,818	1,017.38
Credit Suisse	2014.06.26	2014.07.31		5,083	USD	5,000	1,016.60
Barclays Bank PLC	2014.06.27	2014.08.01		5,081	USD	5,000	1,016.10
Citibank	2014.06.27	2014.08.01		5,078	USD	5,000	1,015.60
HSBC	2014.06.27	2014.08.01		5,081	USD	5,000	1,016.25
Credit Suisse	2014.06.27	2014.08.01		5,076	USD	5,000	1,015.25
The Bank of Nova Scotia	2014.06.27	2014.08.01		5,074	USD	5,000	1,014.81
Standard Chartered	2014.06.30	2014.08.04		5,066	USD	5,000	1,013.20
RBS	2014.06.30	2014.08.04		5,065	USD	5,000	1,013.00
Barclays Bank PLC	2014.06.30	2014.08.04		5,065	USD	5,000	1,013.00
Citibank	2014.06.30	2014.08.04		5,065	USD	5,000	1,013.00
Standard Chartered	2011.08.08	2014.07.28~2015.12.28	USD	15,725		17,278	1,093.10~1102.50

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

11.	Derivatives, Continued

(4)	Currency swap contracts which are not designated as hedge instruments as of June 30, 2014 are as follows, continued:

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

Shinhan Bank	2010~2014	￦	84,615	USD	75,000	6.83%	5.50%	1,128.20
RBS	2010~2014		141,125	USD	125,000	6.78%	5.50%	1,129.00
Morgan Stanley	2010~2014		112,320	USD	100,000	6.71%	5.50%	1,123.20
HSBC	2010~2014		112,320	USD	100,000	6.71%	5.50%	1,123.20
Bank of America	2011~2014		110,310	USD	100,000	6.93%	5.50%	1,103.10
UBS	2011~2015		220,356	USD	200,000	3.90%	3.00%	1,101.78
RBS	2011~2015		110,110	USD	100,000	3.90%	3.00%	1,101.10
Barclays Bank PLC	2011~2015		108,390	USD	100,000	3.78%	3.00%	1,083.90
Credit Suisse	2011~2015		108,390	USD	100,000	3.22%	3.00%	1,083.90
Morgan Stanley	2011~2015		63,006	USD	60,000	4.06%	3.00%	1,050.10
Goldman Sachs	2010~2015		156,643	USD	140,000	3.92%	3.00%	1,118.88
Deutsche Bank	2012~2018		110,412	JPY	10,000,000	6.21%	4.19%	11.04
IBK	2013~2018		111,800	USD	100,000	3.16%	2.79%	1,118.00
Bank of America	2012~2018		103,580	JPY	10,000,000	7.05%	4.19%	10.36
Credit Suisse	2014~2019		118,632	CHF	100,000	2.98%	1.50%	1,186.32
Standard Chartered	2014~2019		114,903	CHF	100,000	4.00%	1.50%	1,149.03
Morgan Stanley	2010~2015		118,800	USD	100,000	4.61%	3M Libor + 1.64%	1,188.00
M-UFJ	2010~2015		116,100	USD	100,000	4.00%	3M Libor + 1.00%	1,161.00
DBS	2011~2014		56,150	USD	50,000	4.21%	3M Libor + 1.00%	1,123.00
SMBC	2011~2014		56,150	USD	50,000	4.21%	3M Libor + 1.00%	1,123.00
Mizuho Corporate Bank	2011~2014		112,800	USD	100,000	3.86%	3M Libor + 0.80%	1,128.00
Citibank	2010~2015		116,080	USD	100,000	3.97%	3.13%	1,160.80
Deutsche Bank	2010~2015		116,080	USD	100,000	3.98%	3.13%	1,160.80
RBS	2010~2015		116,080	USD	100,000	3.97%	3.13%	1,160.80
HSBC	2010~2015		116,080	USD	100,000	3.23%	3.13%	1,160.80
UBS	2010~2015		116,080	USD	100,000	3.23%	3.13%	1,160.80
Citibank	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
JP Morgan	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Bank of America	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
Goldman Sachs	2012~2022		112,930	USD	100,000	2.79%	3.00%	1,129.30
HSBC	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Hana Bank	2012~2022		111,770	USD	100,000	2.87%	3.00%	1,117.70
Standard Chartered	2012~2022		111,770	USD	100,000	2.89%	3.00%	1,117.70
Deutsche Bank	2012~2022		55,885	USD	50,000	2.79%	3.00%	1,117.70
DBS	2013~2018		108,140	USD	100,000	2.63%	3M Libor + 0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor + 0.84%	1,081.40
DBS	2013~2018		108,140	USD	100,000	2.57%	3M Libor + 0.84%	1,081.40
HSBC	2013~2018		107,450	USD	100,000	3.41%	2.88%	1,074.50
Standard Chartered	2013~2018		107,450	USD	100,000	3.44%	2.88%	1,074.50
JP Morgan	2013~2018		107,450	USD	100,000	3.48%	2.88%	1,074.50
Bank of America	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
Citibank	2014~2018		107,450	USD	100,000	3.09%	2.88%	1,074.50
JP Morgan	2014~2017		102,670	USD	100,000	2.89%	3M Libor + 0.78%	1,026.70
Deutsche Bank	2014~2017		102,670	USD	100,000	2.89%	3M Libor + 0.78%	1,026.70

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

11.	Derivatives, Continued

(5)	Currency swap contracts which are designated as hedge instruments as of June 30, 2014 are as follows:

In millions of won and thousands of U.S. dollars
Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate
		Pay		Receive		Pay (%)	Receive (%)

Citibank	2006~2016	￦	113,200	USD	100,000	1.05%	6.00%	1,132.00
Barclays Bank PLC	2006~2016		113,200	USD	100,000	1.05%	6.00%	1,132.00
Credit Suisse	2006~2016		113,200	USD	100,000	1.05%	6.00%	1,132.00
Goldman Sachs	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Barclays Bank PLC	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
Citibank	2011~2017		105,260	USD	100,000	3.99%	3.63%	1,052.60
HSBC	2012~2014		45,264	USD	40,000	3.25%	3M Libor+1.50%	1,131.60
Citibank	2012~2014		33,948	USD	30,000	3.25%	3M Libor+1.50%	1,131.60
RBS	2012~2014		22,632	USD	20,000	3.25%	3M Libor+1.50%	1,131.60
UOB	2012~2014		33,948	USD	30,000	3.25%	3M Libor+1.50%	1,131.60
DBS	2012~2014		56,580	USD	50,000	3.20%	3M Libor+1.50%	1,131.60
ANZ	2012~2014		22,632	USD	20,000	3.20%	3M Libor+1.50%	1,131.60
Citibank	2012~2014		20,369	USD	18,000	3.20%	3M Libor+1.50%	1,131.60
Credit Suisse	2012~2014		45,264	USD	40,000	2.77%	3M Libor+1.50%	1,131.60
RBS	2012~2014		58,843	USD	52,000	2.77%	3M Libor+1.50%	1,131.60
Citibank	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Standard Chartered	2013~2018		54,570	USD	50,000	2.90%	3M Libor+1.01%	1,091.40
Credit Suisse	2013~2018		111,410	USD	100,000	3.22%	3M Libor+1.50%	1,114.10
Standard Chartered	2013~2020	USD	117,250	AUD	125,000	3M Libor+1.25%	5.75%	0.94
HSBC	2014~2020		99,901	AUD	100,000	3.52%	5.75%	999.01
HSBC	2014~2020		100,482	AUD	100,000	3.48%	5.75%	1,004.82
Standard Chartered	2013~2020		126,032	USD	117,250	3.55%	3M Libor+1.25%	1,074.90
UBS AG	2006~2016		98,100	USD	100,000	5.48%	5.50%	981.00
Credit Suisse	2006~2016		98,100	USD	100,000	5.48%	5.50%	981.00
JP Morgan	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Morgan Stanley	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2014~2019		107,190	USD	100,000	3.25%+3%*n/N	2.75%	1,071.90
Barclays Bank PLC	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.51
Deutsche Bank AG	2006~2016		71,888	USD	75,000	4.81%	5.50%	958.51
Barclays Bank PLC	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
Morgan Stanley	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
RBS	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
JP Morgan	2012~2017		142,500	USD	125,000	3.83%	3.13%	1,140.00
RBS	2013~2019		118,343	CHF	100,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Nomura	2013~2019		59,172	CHF	50,000	3.47%	1.63%	1,183.43
Barclays Bank PLC	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
RBS	2013~2018		107,360	USD	100,000	3.34%	2.88%	1,073.60
JP Morgan	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Standard Chartered	2013~2018		161,040	USD	150,000	3.34%	2.88%	1,073.60
Barclays Bank PLC	2004~2014		172,875	USD	150,000	5.10%	5.75%	1,152.50
Barclays Bank PLC	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
RBS	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Deutsche Bank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Citibank	2013~2018		81,188	USD	75,000	2.65%	1.88%	1,082.50
Standard Chartered	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.50%	1,084.10
Credit Agricole	2014~2017		54,205	USD	50,000	2.93%	3M Libor+1.50%	1,084.10
BTMU	2010~2015		55,900	USD	50,000	4.03%	3M Libor+1.20%	1,118.00
RBS	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
BNP Paribas	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
Hana Bank	2012~2017		115,140	USD	100,000	3.38%	2.50%	1,151.40
Barclays Bank PLC	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Standard Chartered	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Nomura	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Credit Agricole	2012~2017		57,570	USD	50,000	3.38%	2.50%	1,151.40
Societe Generale	2013~2018		106,190	USD	100,000	3.48%	2.50%	1,061.90
BNP Paribas	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Hana Bank	2013~2018		53,095	USD	50,000	3.48%	2.63%	1,061.90
Standard Chartered	2013~2018		106,030	USD	100,000	3.48%	2.63%	1,060.30
Barclays Bank PLC	2013~2018		53,015	USD	50,000	3.48%	2.63%	1,060.30
Hana Bank	2013~2018		31,809	USD	30,000	3.48%	2.63%	1,060.30
Societe Generale	2013~2018		21,206	USD	20,000	3.48%	2.63%	1,060.30
HSBC	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30
Nomura	2013~2018		53,015	USD	50,000	3.47%	2.63%	1,060.30

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

11.	Derivatives, Continued

(6)	Interest rate swap contracts which are not designated as hedge instruments as of June 30, 2014 are as follows:

In millions of won
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

Nonghyup Bank	2010~2015	￦	100,000	4.90%	3M CD + 1.05%
Nonghyup Bank	2010~2015		100,000	4.83%	3M CD + 0.90%
Nonghyup Bank	2010~2015		50,000	4.77%	3M CD + 0.90%
Korea Development Bank	2012~2016		200,000	3.57%	3M CD + 0.26%
Nonghyup Bank	2012~2016		100,000	3.49%	3M CD + 0.25%
Korea Development Bank	2012~2016		50,000	3.49%	3M CD + 0.25%
HSBC	2012~2016		50,000	3.49%	3M CD + 0.25%
Standard Chartered	2012~2016		200,000	3.55%	3M CD + 0.26%
Standard Chartered	2012~2017		160,000	3.57%	3M CD + 0.32%
JP Morgan	2013~2018		150,000	3.58%	3M CD + 0.31%
Korea Exchange Bank	2011~2014		200,000	3.66%	3M CD + 0.24%
Korea Exchange Bank	2012~2015		100,000	3.58%	3M CD + 0.15%
Korea Exchange Bank	2012~2015		200,000	3.65%	3M CD + 0.10%
Korea Exchange Bank	2012~2015		100,000	2.86%	3M CD + 0.05%
Korea Exchange Bank	2013~2016		100,000	2.82%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		200,000	2.57%	3M CD + 0.04%
Korea Exchange Bank	2013~2016		100,000	2.75%	3M CD + 0.03%
Korea Development Bank (*)	2014~2029		40,000	4.65%	3M CD - 0.03%

(*)	The contract is an interest rate swap hedging on Electricity Bonds 885, and the bank could notify the Company of the early termination every year on the early termination nonfiction date (every year on April 28, from 2017 until 2028). The contract will be terminated if the early termination is notified.

(7)	Interest rate swap contracts which are designated as hedge instruments, as of June 30, 2014 are as follows:

In thousands of U.S. dollars
Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay (%)	Receive (%)

BNP Paribas	2009~2027	USD	106,676	4.16%	6M USD Libor
KFW	2009~2027	USD	106,676	4.16%	6M USD Libor
CA-CIB (Credit Agricole)	2014~2033	USD	105,727	3.98% ~ 4.10%	6M USD Libor
SMBC	2014~2033	USD	138,258	4.05% ~ 4.18%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

11.	Derivatives, Continued

(8)	Gains and losses on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2014 and 2013 are as follows and included in finance income and costs in the accompanying consolidated statements of comprehensive income:

In millions of won	Net income effects of valuation gains (losses)					Net income effects of transaction gains (losses)				Accumulated other comprehensive losses (*1)
	June 30, 2014			June 30, 2013		June 30, 2014		June 30, 2013		June 30, 2014		June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Currency option	￦	853	(87)	—	—	(3,693)	18,413	9,770	9,770	—	—	—	—
Currency forward		(8,392)	(8,350)	10,354	10,559	(1,329)	205	55	7,122	—	—	(27,810)	(23,806)
Currency swap		(528,427)	(380,776)	129,997	422,126	(56,561)	(65,113)	62,382	66,994	(40,647)	(46,210)	(45,416)	(52,161)
Interest rate swap		(4,484)	(7,591)	13,224	9,887	(770)	(2,112)	218	(2,964)	(13,883)	(7,362)	9,072	9,068
Others		—	—	—	—	144	(1,466)	(26,109)	(19,806)	—	—	—	—

	￦	(540,450)	(396,804)	153,575	442,572	(62,209)	(50,073)	46,316	61,116	(54,530)	(53,572)	(64,154)	(66,899)

(*1)	Losses on valuation of derivatives under cash flow hedge accounting of ￦33,913 million, net of tax were recognized in accumulated other comprehensive losses for the six-month period ended June 30, 2014.

KOREA ELECTRIC POWER CORPORATION

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

12.	Other financial assets

(1)	Other financial assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Loans and receivables	￦	71,660	612,051	51,503	616,389
Present value discount		(1,184)	(56,862)	(1,094)	(58,559)
Long-term/short-term financial instruments		134,887	1,060	384,199	1,183

	￦	205,363	556,249	434,608	559,013

(2)	Loans and receivables as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	26,069	(1,184)	24,885
Loans for housing		12,225	—	12,225
Loans for related parties		1,017	—	1,017
Fisheries loan		6,000	—	6,000
Other loans		26,349	—	26,349

		71,660	(1,184)	70,476

Long-term loans and receivables
Loans for tuition		367,269	(55,649)	311,620
Loans for housing		105,840	—	105,840
Loans for related parties		126,494	—	126,494
Fisheries loan		10,784	(1,213)	9,571
Other loans		1,664	—	1,664

		612,051	(56,862)	555,189

	￦	683,711	(58,046)	625,665

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

12.	Other Financial Assets, Continued

(2)	Loans and receivables as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Face value		Present value discount	Book value
Short-term loans and receivables
Loans for tuition	￦	25,296	(1,094)	24,202
Loans for housing		12,505	—	12,505
Loans for related parties		890	—	890
Fisheries loan		6,000	—	6,000
Other loans		6,812	—	6,812

		51,503	(1,094)	50,409

Long-term loans and receivables
Loans for tuition		352,554	(56,956)	295,598
Loans for housing		108,564	—	108,564
Loans for related parties		141,191	—	141,191
Fisheries loan		13,760	(1,603)	12,157
Other loans		320	—	320

		616,389	(58,559)	557,830

	￦	667,892	(59,653)	608,239

(3)	Long-term and short-term financial instruments as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Time deposits	￦	104,882	436	256,173	453
Installment deposits		—	—	—	93
Deposit for treasury stock in trust		—	—	64,940	—
Special money in trust		30,005	—	30,086	—
Repurchase agreement		—	—	18,000	—
CD		—	—	10,000	—
Others		—	624	5,000	637

	￦	134,887	1,060	384,199	1,183

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

13.	Inventories

Inventories as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	3,045,225	(46)	3,045,179
Merchandises		851	—	851
Work-in-progress		98,378	—	98,378
Finished goods		69,206	—	69,206
Supplies		732,027	(3,865)	728,162
Inventories in transit		480,081	—	480,081
Other inventories		6,968	—	6,968

	￦	4,432,736	(3,911)	4,428,825

In millions of won	December 31, 2013
	Acquisition cost		Valuation allowance	Book value

Raw materials	￦	2,904,722	(46)	2,904,676
Merchandises		373	—	373
Work-in-progress		89,883	—	89,883
Finished goods		55,056	—	55,056
Supplies		683,699	(4,089)	679,610
Inventories in transit		541,154	—	541,154
Other inventories		8,841	—	8,841

	￦	4,283,728	(4,135)	4,279,593

The reversal of the allowance for loss on inventory valuation due to increases in the net realizable value of inventory deducted from cost of sales were ￦1,127 million and ￦687 million, for the six-month period ended June 30, 2014 and for the year ended December 31, 2013, respectively. The amounts of loss from inventory valuation included in other gains (loss) for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 were ￦903 million and ￦261 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

14.	Finance Lease Receivables

(1)	Finance lease contract

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Finance lease receivables as of June 30, 2014 and December 31, 2013 are as follows and included in current and non-current trade and other receivables, net, in the accompanying consolidated statements of financial position:

In millions of won	June 30, 2014			December 31, 2013
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	81,022	5,627	81,484	4,569
1 ~ 5 years		346,033	42,056	356,874	36,710
More than 5 years		1,589,581	766,048	1,782,639	809,002

	￦	2,016,636	813,731	2,220,997	850,281

(3)	There are no impaired finance lease receivables as of June 30, 2014 and December 31, 2013.

(4)	There are no changes in valuation allowance for finance lease receivables for the six-month period ended June 30, 2014 and for the year ended December 31, 2013.

15.	Non-Financial Assets

Non-financial assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Advance payment	￦	118,651	12,881	110,541	12,760
Prepaid expenses		113,791	98,397	150,852	102,823
Others (*)		239,383	14,063	309,452	15,928

	￦	471,825	125,341	570,845	131,511

(*)	Details of others as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Tax refund receivables	￦	141,226	1	228,857	1,349
Other quick assets and others		98,157	14,062	80,595	14,579

	￦	239,383	14,063	309,452	15,928

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2014 and December 31, 2013 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2014	December 31, 2013

Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Architectural engineering for utility plant and others	KOREA	71.19%	70.86%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and Others	KOREA	63.00%	63.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric Power information technology and others	KOREA	100.00%	100.00%
Garorim Tidal Power Plant Co., Ltd. (*2)	Power generation	KOREA	49.00%	49.00%
Korea Power Engineering & Power Services Co., Ltd.	Operation & maintenance of utility plant	KOREA	—	52.43%
KEPCO International Hong Kong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Construction and operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Utility plant rehabilitation and operation	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Uranium mine development	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy., Ltd.	Resources development	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
KEPCO Canada Uranium Investment Limited Partnership	Resources development	CANADA	100.00%	100.00%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
EWP Philippine Holdings Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Co.	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Kings Plaza Holdings, LLC	Holding company	USA	100.00%	100.00%
DG Kings Plaza, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2014 and December 31, 2013 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			June 30, 2014	December 31, 2013

DG Kings Plaza II, LLC	Holding company	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Resources development	CANADA	96.36%	96.36%
PT KEPCO Resources Indonesia	Resources development	INDONESIA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	60.00%	60.00%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
Boulder Solar Power, LLC	Solar photovoltaic power generation	USA	82.14%	75.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	100.00%	100.00%
KOWEPO America LLC.	Solar photovoltaic power generation	USA	100.00%	100.00%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOSEP Wind Power, LLC.	Power generation	USA	—	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd. (*4)	Power generation	KOREA	86.20%	77.04%
Commerce and Industry Energy Co., Ltd.	RDF Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holding Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited	Holding company	INDIA	100.00%	100.00%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	100.00%	100.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%

(*1)	The percentage of ownership has increased due to the subsidiary’s acquisition of treasury stocks for the six-month period ended June 30, 2014.
(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtains the majority of the voting power through the shareholders’ agreement.
(*3)	As of reporting date, the reporting period of all subsidiaries ends in December 31, except for Mira Power Limited which is November 30.
(*4)	According to the shareholders’ agreement reached in April 2014, Korea South-East Power Co., Ltd. (“KOSEP”) signed a contract with Long Lasting Value (“LLVI”) to guarantee the principal and certain rate of return on LLVI’s shares in KOSEP Material Co., Ltd. Moreover, LLVI has put options to dispose their investment to KOSEP, thus, the Company accounted for this agreement as KOSEP acquiring the shares of KOSEP Material from LLVI during the six-month period ended June 30, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in or excluded from consolidation for the six-month period ended June 30, 2014 are as follows:

(i)	Subsidiaries excluded from consolidation

Subsidiary	Reason

KOSEP Wind Power, LLC	Merged
Korea Engineering & Power Services Co., Ltd.	Disposed

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2014 and as of and for the year ended December 31, 2013 are as follows:

In millions of won
June 30, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	47,801,732	26,592,186	4,796,222	1,001,070
Korea South-East Power Co., Ltd.		8,835,977	4,931,094	2,158,466	300,677
Korea Midland Power Co., Ltd.		6,399,862	3,437,824	2,652,090	59,586
Korea Western Power Co., Ltd.		7,555,025	4,321,784	2,658,578	124,799
Korea Southern Power Co., Ltd.		8,192,328	4,759,915	3,285,961	17,594
Korea East-West Power Co., Ltd.		7,954,128	4,440,208	2,299,343	102,556
KEPCO Engineering & Construction Company, Inc.		792,648	396,025	389,266	37,017
KEPCO Plant Service & Engineering Co., Ltd.		902,032	300,146	504,111	65,834
KEPCO Nuclear Fuel Co., Ltd.		553,108	256,044	109,045	18,125
KEPCO KDN Co., Ltd.		373,816	142,291	199,605	303
Garorim Tidal Power Plant Co., Ltd.		39,484	154	—	(911)
KEPCO International HongKong Ltd.		165,945	—	—	3,445
KEPCO International Philippines Inc.		92,867	215	—	52,972
KEPCO Gansu International Ltd.		15,078	467	—	(3)
KEPCO Philippines Holdings Inc.		111,625	2	—	(11)
KEPCO Philippines Corporation		13,115	122	—	(738)
KEPCO Ilijan Corporation		586,308	44,817	64,034	40,515
KEPCO Lebanon SARL		6,474	9,079	—	(143)
KEPCO Neimenggu International Ltd.		169,836	—	—	693
KEPCO Shanxi International Ltd.		470,644	218,438	—	(2,749)
KOMIPO Global Pte Ltd.		141,798	29	—	9,722
KEPCO Canada Energy Ltd.		76,497	11,821	—	(63)
KEPCO Netherlands B.V.		174,129	62	—	(101)
KOREA Imouraren Uranium Investment Corp.		236,059	230	—	(24)
KEPCO Australia Pty., Ltd.		572,535	1,788	1,985	592
KOSEP Australia Pty., Ltd.		20,114	1,069	2,605	1,117
KOMIPO Australia Pty., Ltd.		19,582	547	2,605	1,114
KOWEPO Australia Pty., Ltd.		20,533	1,067	2,605	1,402
KOSPO Australia Pty., Ltd.		20,390	1,141	2,605	1,118
KEPCO Middle East Holding Company		105,622	96,837	—	2,012
Qatrana Electric Power Company		502,016	415,970	8,619	9,291
KHNP Canada Energy Ltd.		48,351	50	—	(32)
KEPCO Bylong Australia Pty., Ltd.		215,103	169,437	—	5,270
Korea Waterbury Uranium Limited Partnership		22,156	38	—	(34)
KEPCO Canada Uranium Investment Limited Partnership		84,361	29	—	(23)
Korea Electric Power Nigeria Ltd.		1,175	961	3,602	78
KEPCO Holdings de Mexico		10	13	—	(4)
KST Electric Power Company		491,905	470,590	7,189	1,530
KEPCO Energy Service Company		531	116	1,915	287
KEPCO Netherlands S3 B.V.		56,930	18	—	(35)
PT. KOMIPO Pembangkitan Jawa Bali		16,816	5,557	12,461	6,944
PT. Cirebon Power Service		1,634	487	3,315	367
KOWEPO International Corporation		1,850	30	—	—
KOSPO Jordan, LLC.		20,570	13,321	9,342	1,406

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2014 and as of and for the year ended December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

EWP Philippines Corporation (Formerly, EWP Cebu Corporation)	￦	6,840	264	—	(195)
EWP Philippine Holdings Corporation		204	—	—	—
EWP America Inc. (*)		98,013	74,141	25,787	(2,235)
KNF Canada Energy Limited		2,165	39	—	(38)
PT KEPCO Resources Indonesia		1,145	—	4	(150)
EWP Barbados 1 SRL		276,183	147	1,312	3,182
Gyeonggi Green Energy Co., Ltd.		336,961	262,721	60,088	(546)
PT. Tanggamus Electric Power		15,355	403	—	(2,712)
Gyeongju Wind Power Co., Ltd.		48,967	31,534	4,561	1,679
KOMIPO America Inc.		9,338	6	—	—
Boulder Solar Power, LLC.		8,120	6	—	(383)
KOSEP USA, INC.		30,685	837	709	162
PT. EWP Indonesia		954	1	—	(139)
KOWEPO America, LLC.		5,544	43	—	(522)
KEPCO Netherlands J3 B.V.		98,314	66	—	(38)
Korea Offshore Wind Power Co., Ltd.		12,074	1,091	—	(1,916)
Global One Pioneer B.V.		20	23	—	(29)
Global Energy Pioneer B.V.		22	22	—	(28)
Mira Power Limited		18,883	608	—	(811)
KOSEP Material Co., Ltd		38,034	16,844	—	(789)
Commerce and Industry Energy Co., Ltd.		104,653	88,446	12,314	(973)
KEPCO Singapore Holding Pte., Ltd.		435	—	—	(12)
KOWEPO India Private Limited		1,145	7	—	(214)
KEPCO KPS Philippines Corp.		4,734	3,041	3,139	744
KOSPO Chile SpA		3,837	4,018	—	(188)

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings Plaza II, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

Korea Hydro & Nuclear Power Co., Ltd.	￦	46,717,706	26,482,646	6,378,280	(180,160)
Korea South-East Power Co., Ltd.		8,294,384	4,634,288	4,157,175	116,001
Korea Midland Power Co., Ltd.		6,189,836	3,266,269	5,658,612	40,815
Korea Western Power Co., Ltd.		7,160,956	4,010,759	5,762,386	106,829
Korea Southern Power Co., Ltd.		7,360,191	3,906,329	7,120,621	102,670
Korea East-West Power Co., Ltd.		7,449,723	4,014,477	5,368,299	27,021
KEPCO Engineering & Construction Company, Inc.		760,504	378,454	755,484	34,407
KEPCO Plant Service & Engineering Co., Ltd.		839,067	217,404	1,121,717	151,524
KEPCO Nuclear Fuel Co., Ltd.		509,057	221,023	233,638	15,401
KEPCO KDN Co., Ltd.		354,577	115,604	372,830	8,561
Garorim Tidal Power Plant Co., Ltd.		43,592	3,350	—	(2,502)
Korea Power Engineering & Power Services Co., Ltd.		15,555	4,781	29,066	5,764
KEPCO International HongKong Ltd.		243,898	—	—	12,746
KEPCO International Philippines Inc.		101,832	819	—	705
KEPCO Gansu International Ltd.		15,689	486	—	(10)
KEPCO Philippines Holdings Inc.		116,825	13	—	2,861
KEPCO Philippines Corporation		14,226	150	—	493
KEPCO Ilijan Corporation		705,425	76,329	140,782	71,194
KEPCO Lebanon SARL		6,836	9,417	—	(895)
KEPCO Neimenggu International Ltd.		177,649	—	—	1,255
KEPCO Shanxi International Ltd.		491,681	226,543	—	(4,526)
KOMIPO Global Pte Ltd.		131,874	30	—	14,423
KEPCO Canada Energy Ltd.		75,197	12,358	—	(164)
KEPCO Netherlands B.V.		209,885	21	—	2,844
KOREA Imouraren Uranium Investment Corp.		248,300	161	—	(45)
KEPCO Australia Pty., Ltd.		498,742	2,173	4,979	162,325
KOSEP Australia Pty., Ltd.		18,592	931	4,728	1,578
KOMIPO Australia Pty., Ltd.		18,190	537	4,728	1,574
KOWEPO Australia Pty., Ltd.		18,724	929	4,728	1,577
KOSPO Australia Pty., Ltd.		18,789	929	4,728	1,578
KEPCO Middle East Holding Company		107,802	100,742	—	4,190
Qatrana Electric Power Company		516,637	436,210	17,471	20,850
KHNP Canada Energy Ltd.		50,314	23	—	(51)
KEPCO Bylong Australia Pty., Ltd.		145,704	169,014	—	(136,027)
Korea Waterbury Uranium Limited Partnership		20,380	21	—	(70)
KEPCO Canada Uranium Investment Corp. Partnership		81,945	25	—	(46)
Korea Electric Power Nigeria Ltd.		1,859	1,449	3,602	427
KEPCO Holdings de Mexico		10	9	—	(14)
KST Electric Power Company		498,705	483,339	456	4,616
KEPCO Energy Service Company		835	437	3,733	407
KEPCO Netherlands S3 B.V.		514	18	—	(64)
PT. KOMIPO Pembangkitan Jawa Bali		14,884	5,548	20,162	6,143
PT. Cirebon Power Service		1,646	642	7,143	406
KOWEPO International Corporation		1,897	31	—	—
KOSPO Jordan, LLC.		15,938	9,790	7,817	2,389
EWP Philippines Corporation (Formerly, EWP Cebu Corporation)		7,067	290	212	(914)
EWP Philippine Holdings Corporation		211	1	—	(2)
EWP America Inc. (*)		104,186	77,105	53,087	(3,184)
KNF Canada Energy Limited		2,254	19	—	(71)
PT KEPCO Resources Indonesia		1,609	—	—	(84)
EWP Barbados 1 SRL		284,111	145	2,738	(21,771)
Gyeonggi Green Energy Co., Ltd.		338,394	263,608	26,944	(161)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period

PT. Tanggamus Electric Power	￦	9,784	626	—	(3,640)
Gyeongju Wind Power Co., Ltd.		49,264	32,580	7,440	2,507
KOMIPO America Inc.		7,604	6	—	—
Boulder Solar Power, LLC.		7,639	6	—	(2,131)
KOSEP USA, INC.		31,121	233	—	(757)
PT. EWP Indonesia		771	14	—	(334)
KOWEPO America, LLC.		6,057	21	—	(1,295)
KEPCO Netherlands J3 B.V.		102,295	31	—	(86)
Korea Offshore Wind Power Co., Ltd.		4,052	1,598	—	(2,436)
Global One Pioneer B.V.		46	19	—	(44)
Global Energy Pioneer B.V.		47	19	—	(42)
KOSEP Wind Power, LLC.		1,219	688	2,053	332
Mira Power Limited		13,607	244	—	(742)
KOSEP Material Co., Ltd		13,349	280	—	(431)
Commerce and Industry Energy Co., Ltd.		104,739	87,628	13,450	(2,959)
KEPCO Singapore Holding Pte., Ltd.		—	11	—	(11)
KOWEPO India Private Limited		1,370	4	—	(377)
KEPCO KPS Philippines Corp.		4,396	3,409	5,923	659
KOSPO Chile SpA		4,180	4,180	—	—

(*)	Financial information of EWP America Inc. includes that of nine other subsidiaries, EWP Renewable Co., Ltd., DG Fairhaven Power, LLC., DG Kings Plaza Holdings, LLC., DG Kings Plaza, LLC., DG Whitefield, LLC., Springfield Power, LLC., California Power Holdings, LLC., EWPRC Biomass Holdings, LLC. and DG Kings Plaza II, LLC.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won
June 30, 2014
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Percentage of ownership		49.00%	37.00%	28.81%	51.00%
Current assets	￦	160,506	481,333	479,113	2,696	1,132,345	2,255,993
Non-current assets		425,802	420,699	313,534	36,788	1,585,684	2,782,507
Current liabilities		(13,328)	(225,690)	(343,660)	(57)	(676,774)	(1,259,509)
Non-current liabilities		(31,489)	(74,456)	(52,364)	(97)	(1,277,465)	(1,435,871)
Net assets		541,491	601,886	396,623	39,330	763,790	2,343,120
Book value of non-controlling interest		265,331	222,698	114,267	20,058	647,750	1,270,104
Sales		64,034	504,111	389,266	—	221,327	1,178,738
Profit (loss) for the period		40,515	65,834	37,017	(911)	28,905	171,360
Profit (loss) for the period attributable to non-controlling interest		19,852	24,359	10,665	(465)	8,004	62,415
Cash flows from operating activities		58,188	145,810	15,836	(3,995)	63,942	279,781
Cash flows from investing activities		(3,348)	37,058	46,936	(208)	(24,460)	55,978
Cash flows from financing activities before dividends to non-controlling interest		(70,962)	(43,092)	(15,236)	—	1,185	(128,105)
Dividends to non-controlling interest		(53,657)	(25,308)	(4,905)	—	(11,118)	(94,988)
Effect of exchange rate fluctuation		(4,223)	(199)	(422)	—	(2,501)	(7,345)
Net increase (decrease) of cash and cash equivalents		(74,002)	114,269	42,209	(4,203)	27,048	105,321

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Investments in Subsidiaries, Continued

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	Dongducheon Dream Power Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Garorim Tidal Power Plant Co., Ltd.	Others	Total

Percentage of ownership		49.00%	37.00%	51.00%	28.95%	51.00%
Current assets	￦	251,147	438,272	—	478,851	7,002	476,286	1,651,558
Non-current assets		454,278	400,794	—	281,653	36,591	1,644,436	2,817,752
Current liabilities		(44,046)	(182,871)	—	(336,046)	(3,272)	(243,826)	(810,061)
Non-current liabilities		(32,282)	(34,533)	—	(42,407)	(78)	(1,296,242)	(1,405,542)
Net assets		629,097	621,662	—	382,051	40,243	580,654	2,253,707
Book value of non-controlling interest		308,257	230,015	—	110,603	20,523	599,434	1,268,832
Sales		140,782	1,121,717	—	755,484	—	361,692	2,379,675
Profit (loss) for the period		71,194	151,524	—	34,407	(2,502)	55,763	310,386
Profit (loss) for the period attributable to non-controlling interest		34,885	45,457	—	8,650	(1,276)	33,989	121,705
Cash flows from operating activities		57,785	40,805	—	11,367	(665)	(4,871)	104,421
Cash flows from investing activities		(2,524)	(21,412)	(20,006)	4,854	(186)	(126,946)	(166,220)
Cash flows from financing activities before dividends to non-controlling interest		(22,735)	2,657	—	1,716	3,475	189,313	174,426
Dividends to non-controlling interest		—	(19,440)	—	(18,564)	—	(20,037)	(58,041)
Effect of exchange rate fluctuation		(1,953)	(220)	—	(33)	—	(2,529)	(4,735)
Net increase (decrease) of cash and cash equivalents		30,573	2,390	(20,006)	(660)	2,624	34,930	49,851

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Business combination

On April 29, 2013, the Company has obtained control of Commerce and Industry Energy Co., Ltd. which engages in the integrated commerce and industry energy business, by acquiring an additional 29.5% of its equity shares. As a result, the Company’s ownership for Commerce and Industry Energy Co., Ltd. has increased from 29.5% to 59.0%. The acquisition was accounted for as follows:

In millions of won
	Amount

I. Fair value of consideration transferred
Carrying value of the equity method investees previously owned	￦	5,829
Fair value adjustment (*1)		(1,022)
Cash and cash equivalents paid		2
Fair value of related commitments (*2)		4,806

		9,615

II. Fair value of non-controlling interest (*3)		4,882

		14,497

III. Recognized amounts of identifiable assets acquired and liabilities assumed

<Assets>
Cash and cash equivalents		7,292
Trade and other receivables		1,631
Inventories		515
Property plant & equipment		82,733
Other assets		3,460
<Liabilities>
Trade and other payables		(1,777)
Borrowings		(81,752)
Other liabilities		(187)

Fair value of net assets		11,915

IV. Goodwill	￦	2,582

(*1)	Prior to business combination, 29.5% of the Company’s equity shares re-measured to fair value. As a result, the differences incurred from the re-measurement amounted to ￦1,022 million is recognized as a loss on the disposal of its interest in associates and joint ventures.
(*2)	The Company guarantees a certain rate of return on investment to Hana Power Co., Ltd. and one other investor, the financial investors of Commerce and Industry Energy Co., Ltd., holding 39.3% of the 2,260,000 shares of equity in Commerce and Industry Energy Co., Ltd. The investors may request the Company to purchase their investment shares after 58 months have elapsed from the date of investment. The Company has included the fair value valuation of the purchase commitment in consideration transferred.
(*3)	Non-controlling interest is measured by proportionate share of non-controlling of the identifiable net assets.

If the Company had acquired the equity shares of Commerce and Industry Energy Co., Ltd. on January 1, 2013, the sales and profit for 2013 would have been ￦54,044,024 million and ￦182,218 million, respectively. From the date of the acquisition, the subsidiary incurred sales and loss for the period ￦13,450 million and ￦2,959 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

16.	Consolidated Subsidiaries, Continued

The net cash outflows from the business combination are as follows:

In millions of won
Consideration paid in cash	￦	2
Less : acquired cash and cash equivalents.		(7,292)

	￦	(7,290)

(4)	Goodwill

(i)	Details of goodwill as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
	June 30, 2014		December 31, 2013

Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	Changes in goodwill for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won
	June 30, 2014		December 31, 2013

Beginning balance	￦	2,582	—
Changes
Newly recognized		—	2,582

Ending balance	￦	2,582	2,582

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
June 30, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	76,193	73,210
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	20%		94,500	2,019,649
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	21,839
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	35,741
Cheongna Energy Co., Ltd.	Integrated energy business	KOREA	44%		43,900	27,161
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	11,380
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	105,500
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	198,732
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	205
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	29%		71,070	39,989
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25%		3,810	4,920
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,707
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		3,877	3,788
Daeryun Power Co., Ltd.	Power generation Generating and distributing vapor and hot water	KOREA	14%		25,477	27,731
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	5,676
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	1,230
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	46,206
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%		413,153	585,905
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		40,365	38,692
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental company	NIGERIA	15%		12	60
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	4,559
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	17,264
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	563,025
S-Power Co., Ltd.	Power generation	KOREA	40%		108,000	107,034
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		49,892	49,665
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		21,573	20,212
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		793	524
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	2
Gumi-Ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	399
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	192
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	138
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%		2,978	1,510
Naepo Green Energy Co., Ltd.	Power generation	KOREA	25%		14,600	14,600
Goseong Green Energy Co. Ltd.	Power generation	KOREA	29%		2,900	2,900
Gangneung Eco Power Co., Ltd.	Power generation	KOREA	29%		2,900	2,900
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40%		40	40
Hyundai Asan Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		471	430
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Photovoltaic power generation	KOREA	28%		193	182
Jeonnam Solar Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		700	638

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

DS POWER Co., Ltd. (*1)	Power generation	KOREA	11%	￦	17,900	17,332
DSolar Energy Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		400	418
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	34%		140,079	100,213
KS Solar Corp. Ltd. (*2)	Power generation	KOREA	19%		637	404
Yeongwol Energy Station Co., Ltd. (*1)	Photovoltaic power generation	KOREA	13%		1,862	1,652
Yeonan Photovoltaic Co., Ltd. (*1)	Photovoltaic power generation	KOREA	19%		157	128
Q1 Solar Co., Ltd.	Photovoltaic power generation	KOREA	28%		1,005	1,123
Jinbhuvish Power Generation (*1)	Power generation	INDIA	5%		9,000	8,318

Best Solar Energy Co., Ltd.	Photovoltaic power generation	KOREA	23%		1,242	1,035
Seokcheon Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		970	1,041
SE Green Energy Co., Ltd.	Power generation and distributing vapor	KOREA	48%		3,821	3,671
Daegu Photovoltaic Co., Ltd.	Photovoltaic power generation	KOREA	29%		1,230	1,578
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40%		800	168
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29%		290	868
Golden Route J Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		82	75

					2,114,352	4,174,639

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%		11,355	9,254
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	25,641
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		60,083	18,309
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55%		30	681
Waterbury Lake Uranium L.P.	Resources development	CANADA	40%		26,601	22,118
ASM-BG Investicii AD	Power generation	BULGARIA	50%		16,101	19,796
RES Technology AD	Power generation	BULGARIA	50%		15,595	15,543
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	1,797
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579	165,636
Canada Korea Uranium Limited Partnership (*4)	Resources development	CANADA	13%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463	—
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40%		16,621	17,313
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%		121,928	161,194
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	9,345
Rabigh Electricity Company	Construction of utility plant and sales of electricity	SAUDI ARABIA	40%		109,743	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	3,167
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	257,496
KW Nuclear Components Co., Ltd.	Research and Development	KOREA	45%		833	1,797

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Busan Shinho Solar power Co., Ltd.	Power generation	KOREA	25%	￦	2,100	3,105
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Power generation	KOREA	49%		294,000	290,708
Yeongam Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	12,533
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium sized business by proxy	KOREA	29%		290	201
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29%		3,132	3,370
KODE NOVUS I LLC.	Power generation	USA	50%		19,213	13,013
KODE NOVUS II LLC.	Power generation	USA	49%		12,498	8,500
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	3,896
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60%		104,721	100,179
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	Research and Development	KOREA	51%		5,629	5,591
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	38,346
Honam Wind Power Co., Ltd.	Power generation	KOREA	30%		3,600	3,031
Nepal Water & Energy Development Company Pty Ltd.	Power generation	NEPAL	52%		14,175	12,855
Nghi Son 2 Power Ltd.	Power generation	VIETNAM	50%		250	176
Kelar S.A (*6)	Power generation	CHILE	65%		4,180	2,499
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35%		730	682
Incheon New Power Co., Ltd.	Power generation	KOREA	29%		461	406
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34%		680	167

					1,361,831	1,228,345

				￦	3,476,183	5,402,984

(*1)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*5)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

(*8)	As of June 30, 2014, 16% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached in March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 45% of ownership.

In millions of won
December 31, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

<Associates>
Daegu Green Power Co., Ltd.	Power generation	KOREA	48%	￦	76,193	74,878
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	20%		94,500	1,926,800
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	KOREA	29%		4,727	22,450
YTN Co., Ltd.	Broadcasting	KOREA	21%		59,000	38,426
Cheongna Energy Co., Ltd.	Integrated energy business	KOREA	44%		43,900	28,114
Gangwon Wind Power Co., Ltd. (*1)	Wind power generation	KOREA	15%		5,725	13,185
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29%		88,885	110,157
Korea Power Exchange (*5)	Management of power market	KOREA	100%		127,839	189,544
AMEC Partners Korea (*2)	Resources development	KOREA	19%		707	189
Hyundai Energy Co., Ltd. (*8)	Power generation	KOREA	29%		71,070	43,386
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25%		3,810	5,553
Alternergy Philippine Investments Corporation	Power generation	PHILIPPINES	50%		3,881	1,500
Muju Wind Power Co., Ltd.	Power generation	KOREA	25%		2,850	2,707
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25%		638	600
Daeryun Power Co., Ltd.	Power generation Generating and distributing vapor and hot/cold water	KOREA	20%		25,477	24,599
JinanJangsu Wind Power Co., Ltd.	Power generation	KOREA	25%		100	77
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30%		3,801	6,344
KNH Solar Co., Ltd.	Power generation	KOREA	27%		1,296	1,372
SPC Power Corporation	Power generation	PHILIPPINES	38%		20,635	47,661
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34%		413,153	608,674
PT. Cirebon Electric Power	Power generation	INDONESIA	28%		39,217	32,826
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	NIGERIA	15%		12	—
Dolphin Property Limited (*3)	Rental company	NIGERIA	15%		12	—
E-Power S.A.	Operation of utility plant and sales of electricity	HAITI	30%		3,779	5,284
PT Wampu Electric Power	Power generation	INDONESIA	46%		18,935	15,121
PT. Bayan Resources TBK	Resources development	INDONESIA	20%		615,860	579,534
S-Power Co., Ltd.	Power generation	KOREA	40%		108,000	107,264
Pioneer Gas Power Limited (*7)	Power generation	INDIA	40%		48,709	43,666
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25%		18,928	18,058
Busan Solar Co., Ltd. (*2)	Power generation	KOREA	20%		793	741
Hadong Mineral Fiber Co., Ltd.	Recycling fly ashes	KOREA	25%		50	3
Green Biomass Co., Ltd.	Power generation	KOREA	34%		714	171
Gumi-ochang Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		288	389
Chungbuk Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		166	184
Cheonan Photovoltaic Power Co., Ltd. (*1)	Power generation	KOREA	10%		122	148

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29%	￦	2,978	1,666
Hyundai Asan Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		471	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Photovoltaic power generation	KOREA	28%		92	91
Jeonnam Solar Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		700	696
DS POWER Co., Ltd. (*1)	Power generation	KOREA	11%		17,900	17,900
DSolar Energy Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		400	364
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	44%		140,079	134,398
KS Solar Corp. Ltd. (*2)	Power generation	KOREA	19%		637	537
KOSCON Photovoltaic Co., Ltd. (*1)	Photovoltaic power generation	KOREA	19%		245	315
Yeongwol Energy Station Co., Ltd. (*1)	Photovoltaic power generation	KOREA	13%		1,862	908
Yeonan Photovoltaic Co., Ltd. (*1)	Photovoltaic power generation	KOREA	19%		157	123
Q1 Solar Co., Ltd.	Photovoltaic power generation	KOREA	28%		1,005	983
Jinbhuvish Power Generation (*1)	Power generation	INDIA	5%		9,000	8,495
Best Solar Energy Co., Ltd.	Photovoltaic power generation	KOREA	23%		1,242	898
Seokcheon Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		970	1,046
SE Green Energy Co., Ltd.	Power generation and distributing vapor	KOREA	48%		3,821	3,745
Daegu Photovoltaic Co., Ltd.	Photovoltaic power generation	KOREA	29%		1,230	1,334
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40%		800	324
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29%		290	585
Golden Route J Solar Power Co., Ltd. (*1)	Photovoltaic power generation	KOREA	10%		82	99

					2,089,722	4,124,574

<Joint ventures>
KEPCO-Uhde Inc. (*6)	Power generation	KOREA	66%		11,355	9,537
Eco Biomass Energy Sdn. Bhd. (*6)	Power generation	MALAYSIA	62%		9,661	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		27,660	28,161
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49%		507	64
Shuweihat Asia Operation & Maintenance Company (*6)	Maintenance of utility plant	CAYMAN	55%		30	29
Waterbury Lake Uranium L.P.	Resources development	CANADA	40%		25,839	23,042
ASM-BG Investicii AD	Power generation	BULGARIA	50%		16,101	20,088
RES Technology AD	Power generation	BULGARIA	50%		15,595	16,045
KV Holdings, Inc.	Power generation	PHILIPPINES	40%		2,103	1,842
KEPCO SPC Power Corporation (*6)	Construction and operation of utility plant	PHILIPPINES	75%		94,579	143,294
Canada Korea Uranium Limited Partnership (*4)	Resources development	CANADA	13%		5,404	—
KEPCO Energy Resource Nigeria Limited	Holding company	NIGERIA	30%		8,463	2,202
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40%		16,621	19,237

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value

Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40%	￦	121,928	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40%		10,858	10,604
Rabigh Electricity Company	Sales of electricity	SAUDI ARABIA	40%		109,743	—
Rabigh Operation & Maintenance Company	Maintenance of utility plant	SAUDI ARABIA	40%		70	4,082
Jamaica Public Service Company Limited	Power generation	JAMAICA	40%		301,910	268,022
KW Nuclear Components Co., Ltd.	Research and Development	KOREA	45%		833	2,476
Busan Shinho Solar power Co., Ltd.	Power generation	KOREA	25%		2,100	2,871
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Power generation	KOREA	49%		176,400	173,915
Yeongam Wind Power Co., Ltd.	Power generation	KOREA	49%		11,584	11,424
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29%		290	249
Expressway Solar-light Power Generation Co., Ltd	Power generation	KOREA	29%		3,132	1,863
KODE NOVUS I LLC.	Power generation	USA	50%		19,213	14,237
KODE NOVUS II LLC.	Power generation	USA	49%		12,498	9,510
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	50%		4,990	4,135
Amman Asia Electric Power Company (*6)	Power generation	JORDAN	60%		104,721	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc. (*6)	Research and Development	KOREA	51%		5,629	4,758
Dongbu Power Dangjin Corporation	Power generation	KOREA	40%		40,000	39,102
Honam Wind Power Co., Ltd.	Power generation	KOREA	46%		3,600	1,933
Nepal Water & Energy Development Company Pty Ltd.	Power generation	NEPAL	44%		10,550	10,409
Kelar S.A (*6)	Power generation	CHILE	65%		4,180	4,180
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35%		388	361
Incheon New Power Co., Ltd.	Power generation	KOREA	29%		461	449
Seokmun Energy Co., Ltd.	Integrated energy business	KOREA	34%		680	415

					1,179,676	1,106,181

				￦	3,269,398	5,230,755

(*1)	The Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*2)	The Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(*3)	The Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions with the associate which can affect its influence on the entity.
(*4)	The Company has joint control on the associates by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.
(*5)	The Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.
(*6)	According to the shareholder agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.
(*7)	As of reporting date, the reporting period of all associates and joint ventures ends in December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2014 and December 31, 2013 are as follows, continued:

(*8)	As of December 31, 2013, 16% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 45% of ownership.

(2)	The fair value of associates which are actively traded on the open market and have a readily available market value as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
Investees	June 30, 2014		December 31, 2013

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	55,684	39,423
Korea Gas Corporation		1,043,280	1,258,740
YTN Co., Ltd.		26,775	25,110
PT. Bayan Resources TBK		410,310	489,600

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won
June 30, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	74,878	—	—	—	(1,524)	—	(144)	73,210
Korea Gas Corporation		1,926,800	—	—	—	95,415	(2,394)	(172)	2,019,649
Korea Electric Power Industrial Development Co., Ltd.		22,450	—	—	(1,872)	2,130	—	(869)	21,839
YTN Co., Ltd.		38,426	—	—	(90)	(2,534)	(19)	(42)	35,741
Cheongna Energy Co., Ltd.		28,114	—	—	—	(953)	—	—	27,161
Gang won Wind Power Co., Ltd.		13,185	—	—	(1,988)	(1,501)	—	1,684	11,380
Hyundai Green Power Co., Ltd.		110,157	—	—	(8,889)	5,992	—	(1,760)	105,500
Korea Power Exchange		189,544	—	—	—	9,946	3	(761)	198,732
AMEC Partners Korea		189	—	—	—	16	—	—	205
Hyundai Energy Co., Ltd.		43,386	—	—	—	(3,397)	—	—	39,989
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,553	—	—	(991)	358	—	—	4,920
Alternergy Philippine Investments Corporation		1,500	—	(1,497)	—	(7)	228	(224)	—
Muju Wind Power Co., Ltd.		2,707	—	—	—	—	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		600	3,239	—	—	(34)	(17)	—	3,788
Daeryun Power Co., Ltd.		24,599	—	—	—	(1,148)	32	4,248	27,731
JinanJangsu Wind Power Co., Ltd.		77	—	—	—	—	—	—	77
Changjuk Wind Power Co., Ltd.		6,344	—	—	(1,292)	624	—	—	5,676
KNH Solar Co., Ltd.		1,372	—	—	—	(145)	—	3	1,230
SPC Power Corporation		47,661	—	—	—	(1,393)	(98)	36	46,206
Gemeng International Energy Co., Ltd.		608,674	—	—	—	15,899	12,319	(50,987)	585,905
PT. Cirebon Electric Power		32,826	1,148	—	—	5,396	(678)	—	38,692
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—
Dolphin Property Limited		—	—	—	—	182	(6)	(116)	60
E-Power S.A		5,284	—	—	(1,431)	833	(127)	—	4,559
PT Wampu Electric Power		15,121	—	—	—	2,825	(681)	(1)	17,264
PT. Bayan Resources TBK		579,534	—	—	—	(12,018)	(4,491)	—	563,025
S-Power Co., Ltd.		107,264	—	—	—	(230)	—	—	107,034
Pioneer Gas Power Limited		43,666	1,183	—	—	137	4,740	(61)	49,665
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		18,058	2,645	—	—	334	(825)	—	20,212
Busan Solar Co., Ltd.		741	—	—	—	(217)	—	—	524
Hadong Mineral Fiber Co., Ltd.		3	—	—	—	—	—	—	3
Green Biomass Co., Ltd.		171	—	—	—	(169)	—	—	2
Gumi-Ochang Photovoltaic Power Co., Ltd.		389	—	—	(14)	24	—	—	399
Chungbuk Photovoltaic Power Co., Ltd		184	—	—	—	8	—	—	192
Cheonan Photovoltaic Power Co., Ltd i		148	—	—	—	(10)	—	—	138
PT. Mutiara Jawa		1,666	—	—	—	(93)	(63)	—	1,510
Naepo Green Energy Co., Ltd.		—	14,600	—	—	—	—	—	14,600
Goseong Green Energy Co. Ltd.		—	2,900	—	—	—	—	—	2,900
Gangneung Eco Power Co., Ltd.		—	2,900	—	—	—	—	—	2,900
Shin Pyeongtaek Power Co., Ltd.		—	40	—	—	—	—	—	40
Hyundai Asan Solar Power Co., Ltd.		462	—	—	—	(32)	—	—	430
Heang Bok Do Si Photovoltaic Power Co., Ltd.		91	101	—	—	(12)	2	—	182
Jeonnam Solar Co., Ltd.		696	—	—	—	(54)	—	(4)	638
DS POWER Co., Ltd.		17,900	—	—	—	(568)	—	—	17,332

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

DSolar Energy Co., Ltd.	￦	364	—	—	—	54	—	—	418
Dongducheon Dream Power Co., Ltd. (*)		134,398	—	—	—	(4,369)	—	(29,816)	100,213
KS Solar Corp. Ltd.		537	—	—	—	(124)	(9)	—	404
KOSCON Photovoltaic Co., Ltd.		315	—	(351)	—	36	—	—	—
Yeongwol Energy Station Co., Ltd.		908	—	—	—	740	4	—	1,652
Yeonan Photovoltaic Co., Ltd.		123	—	—	—	5	—	—	128
Q1 Solar Co., Ltd.		983	—	—	—	140	—	—	1,123
Jinbhuvish Power Generation		8,495	—	—	—	(147)	(30)	—	8,318
Best Solar Energy Co., Ltd.		898	—	—	—	137	—	—	1,035
Seokcheon Solar Power Co., Ltd.		1,046	—	—	(49)	48	(4)	—	1,041
SE Green Energy Co., Ltd.		3,745	—	—	—	(74)	—	—	3,671
Daegu Photovoltaic Co., Ltd.		1,334	—	—	—	244	—	—	1,578
Jeongam Wind Power Co., Ltd.		324	—	—	—	(156)	—	—	168
Korea Power Engineering Service Co., Ltd.		585	—	—	—	283	—	—	868
Golden Route J Solar Power Co., Ltd.		99	—	—	—	(24)	—	—	75

		4,124,574	28,756	(1,848)	(16,616)	110,873	7,886	(78,986)	4,174,639

<Joint ventures>
KEPCO-Uhde Inc.		9,537	—	—	—	(283)	—	—	9,254
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,161	—	—	(740)	(90)	134	(1,824)	25,641
Shuweihat Asia Power Investment B.V.		64	59,576	—	—	(15)	(38,038)	(3,278)	18,309
Shuweihat Asia Operation & Maintenance Company		29	—	—	—	678	(24)	(2)	681
Waterbury Lake Uranium L.P.		23,042	762	—	—	—	1,394	(3,080)	22,118
ASM-BG Investicii AD		20,088	—	—	—	677	(969)	—	19,796
RES Technology AD		16,045	—	—	—	259	(761)	—	15,543
KV Holdings, Inc.		1,842	—	—	—	—	(45)	—	1,797
KEPCO SPC Power Corporation		143,294	—	—	—	26,435	(4,124)	31	165,636
Canada Korea Uranium Limited Partnership		—	—	—	—	—	—	—	—
KEPCO Energy Resource Nigeria Limited		2,202	—	—	—	(2,189)	(13)	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		19,237	—	—	—	(764)	272	(1,432)	17,313
Datang Chifeng Renewable Power Co., Ltd.		166,330	—	—	—	5,499	(10,640)	5	161,194
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,604	—	—	(788)	129	(600)	—	9,345
Rabigh Electricity Company		—	—	—	—	8,649	(22,919)	14,270	—
Rabigh Operation & Maintenance Company		4,082	—	—	(2,546)	1,701	(70)	—	3,167
Jamaica Public Service Company Limited		268,022	—	—	—	—	(1)	(10,525)	257,496
KW Nuclear Components Co., Ltd.		2,476	—	—	(1,452)	719	—	54	1,797
Busan Shinho Solar power Co., Ltd.		2,871	—	—	—	244	(10)	—	3,105
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		173,915	117,600	—	—	(243)	(564)	—	290,708
Yeongam Wind Power Co., Ltd.		11,424	—	—	—	1,109	—	—	12,533
Global Trade Of Power System Co., Ltd.		249	—	—	—	(48)	—	—	201

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

Expressway Solar-light Power Generation Co., Ltd	￦	1,863	—	—	(237)	1,744	—	—	3,370
KODE NOVUS I LLC.		14,237	—	—	—	(885)	(2,541)	2,202	13,013
KODE NOVUS II LLC.		9,510	—	—	—	(668)	599	(941)	8,500
Daejung Offshore Wind Power Co., Ltd.		4,135	—	—	—	(239)	—	—	3,896
Amman Asia Electric Power Company		111,315	—	—	—	7,582	(21,083)	2,365	100,179
KEPCO-ALSTOM Power Electronics Systems, Inc.		4,758	—	—	—	833	—	—	5,591
Dongbu Power Dangjin Corporation		39,102	—	—	—	(740)	—	(16)	38,346
Honam Wind Power Co., Ltd.		1,933	—	—	—	(294)	1,272	120	3,031
Nepal Water & Energy Development Company Pty Ltd.		10,409	3,625	—	—	(707)	(472)	—	12,855
Nghi Son 2 Power Ltd.		—	250	—	—	(77)	3	—	176
Kelar S.A		4,180	—	—	—	(1,546)	209	(344)	2,499
PT. Tanjung Power Indonesia		361	342	—	—	(22)	—	1	682
Incheon New Power Co., Ltd.		449	—	—	—	(43)	—	—	406
Seokmun Energy Co., Ltd.		415	—	—	—	(248)	—	—	167

		1,106,181	182,155	—	(5,763)	47,157	(98,991)	(2,394)	1,228,345

	￦	5,230,755	210,911	(1,848)	(22,379)	158,030	(91,105)	(81,380)	5,402,984

(*)	As of June 30, 2014, a 10% out of 43.6% shares of Dongducheon Dream Power Co., Ltd. is expected to be sold. Therefore, the Company reclassified such amount as asset held-for-sale and described in ‘Others’ in the table above.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

<Associates>
Daegu Green Power Co., Ltd.	￦	56,007	18,833	—	—	160	(91)	(31)	74,878
Korea Gas Corporation		2,049,340	—	—	(30,996)	(26,848)	1,541	(66,237)	1,926,800
Korea Electric Power Industrial Development Co., Ltd.		18,936	—	—	(255)	3,477	—	292	22,450
YTN Co., Ltd.		37,876	—	—	(90)	472	40	128	38,426
Cheongna Energy Co., Ltd.		33,379	—	—	—	(5,217)	—	(48)	28,114
Gangwon Wind Power Co., Ltd.		12,113	—	—	(1,988)	3,005	55	—	13,185
Hyundai Green Power Co., Ltd.		110,346	—	—	(8,107)	8,038	—	(120)	110,157
Korea Power Exchange		176,264	—	—	—	10,283	—	2,997	189,544
AMEC Partners Korea		141	—	—	—	48	—	—	189
Hyundai Energy Co., Ltd.		49,463	13,920	—	—	(19,834)	—	(163)	43,386
Ecollite Co., Ltd. (*1)		1,266	1,349	—	—	(896)	—	(1,719)	—
Taebaek Wind Power Co., Ltd.		3,728	—	—	—	1,825	—		5,553
Alternergy Philippine Investments Corporation		1,600	569	—	—	(508)	(161)	—	1,500
Muju Wind Power Co., Ltd.		2,711	—	—	—	(4)	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		613	—	—	—	(13)	—	—	600
Daeryun Power Co., Ltd.		25,017	—	—	—	(270)	(19)	(129)	24,599
JinanJangsu Wind Power Co., Ltd.		78	—	—	—	(1)	—	—	77
Changjuk Wind Power Co., Ltd.		3,926	—	—	—	2,418	—	—	6,344
Commerce and industry energy Co., Ltd		7,066	—	—	—	(1,237)	—	(5,829)	—
KNH Solar Co., Ltd.		1,089	—	—	—	290	—	(7)	1,372
SPC Power Corporation		36,760	—	—	—	15,599	(4,501)	(197)	47,661
Gemeng International Energy Co., Ltd.		549,730	—	—	—	53,120	5,824	—	608,674
PT. Cirebon Electric Power		17,022	—	—	—	10,300	6,361	(857)	32,826
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(348)	127	221	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(933)	113	820	—
Dolphin Property Limited		—	—	—	—	344	(3)	(341)	—
E-Power S.A.		5,646	—	—	(1,878)	(359)	(28)	1,903	5,284
PT Wampu Electric Power		15,644	—	—	—	(303)	—	(220)	15,121
PT. Bayan Resources TBK (*2)		642,636	—	—	—	(54,399)	(8,703)	—	579,534
S-Power Co., Ltd.		81,679	26,000	—	—	(158)	(125)	(132)	107,264
Pioneer Gas Power Limited		37,875	8,811	—	—	377	(3,316)	(81)	43,666
Eurasia Energy Holdings		—	—	—	—	(171)	57	114	—
Xe-Pian Xe-Namnoy Power Co., Ltd		27	18,898	—	—	(363)	(504)	—	18,058
Busan Solar Co., Ltd.		546	150	—	—	45	—	—	741
Hadong Mineral Fiber Co., Ltd.		5	—	—	—	(1)	—	(1)	3
Green Biomass Co., Ltd.		637	—	—	—	(466)	—	—	171
Gumi-ochang Photovoltaic Power Co., Ltd.		282	—	—	—	107	—	—	389
Chungbuk Photovoltaic Power Co., Ltd.		159	—	—	—	25	—	—	184
Cheonan Photovoltaic Power Co., Ltd.		109	—	—	—	39	—	—	148
PT. Mutiara Jawa		2,624	—	—	—	(573)	(456)	71	1,666
Hyundai Asan Solar Power Co., Ltd.		—	471	—	—	(9)	—	—	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.		—	92	—	—	1	(2)	—	91
Jeonnam Solar Co., Ltd.		—	700	—	—	—	(4)	—	696
DS POWER Co., Ltd.		—	17,900	—	—	—	—	—	17,900
DSolar Energy Co., Ltd.		—	400	—	—	(36)	—	—	364
Dongducheon Dream Power Co., Ltd.		—	—	—	—	(5,677)	52	140,023	134,398

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

KS Solar Corp. Ltd.	￦	—	637	—	—	(100)	—	—	537
KOSCON Photovoltaic Co., Ltd.		—	245	—	—	70	—	—	315
Yeongwol Energy Station Co., Ltd.		—	1,862	—	—	(926)	(28)	—	908
Yeonan Photovoltaic Co., Ltd.		—	157	—	—	(34)	—	—	123
Q1 Solar Co., Ltd.		—	1,005	—	—	(10)	—	(12)	983
Jinbhuvish Power Generation		—	9,000	—	—	(145)	(360)	—	8,495
Best Solar Energy Co., Ltd.		—	1,242	—	—	(344)	—	—	898
Seokcheon Solar Power Co., Ltd.		—	970	—	—	76	—	—	1,046
SE Green Energy Co., Ltd.		—	3,821	—	—	(57)	(19)	—	3,745
Daegu Photovoltaic Co., Ltd.		—	1,230	—	—	111	(7)	—	1,334
Jeongam Wind Power Co., Ltd.		—	800	—	—	(476)	—	—	324
Korea Power Engineering Service Co., Ltd.		—	290	—	—	295	—	—	585
Golden Route J Solar Power Co., Ltd.		—	82	—	—	17	—	—	99

		3,982,340	129,434	—	(43,314)	(10,174)	(4,157)	70,445	4,124,574

<Joint ventures>
KEPCO-Uhde Inc.		10,269	—	—	—	(751)	—	19	9,537
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,705	—	—	(1,300)	549	395	(188)	28,161
Shuweihat Asia Power Investment B.V.		—	109	—	—	(42)	(7)	4	64
Shuweihat Asia Operation & Maintenance Company		29	—	—	—	—	—	—	29
Waterbury Lake Uranium L.P.		24,906	—	—	—	—	(1,374)	(490)	23,042
ASM-BG Investicii AD		16,024	1,371	—	—	2,301	392	—	20,088
RES Technology AD		14,637	897	—	—	157	354	—	16,045
KV Holdings, Inc.		2,023	—	—	(319)	307	(169)	—	1,842
KEPCO SPC Power Corporation		121,737	—	—	(2,304)	20,196	3,665	—	143,294
Canada Korea Uranium Limited Partnership (*3)		5,083	—	—	—	—	—	(5,083)	—
KEPCO Energy Resource Nigeria Limited		5,663	—	—	—	(3,386)	(75)	—	2,202
Gansu Datang Yumen Wind Power Co., Ltd.		20,381	—	—	—	(1,365)	221	—	19,237
Datang Chifeng Renewable Power Co., Ltd.		156,449	—	—	(3,545)	11,837	1,838	(249)	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,125	—	—	(506)	893	155	(63)	10,604
Rabigh Electricity Company (*4)		—	108,385	—	—	15,539	41,458	(165,382)	—
Rabigh Operation & Maintenance Company		814	—	—	(1,831)	5,188	(89)	—	4,082
Jamaica Public Service Company Limited (*5)		293,007	—	—	—	(2,242)	(3,544)	(19,199)	268,022
KW Nuclear Components Co., Ltd.		1,222	—	—	(457)	1,711	—	—	2,476
Busan Shinho Solar power Co., Ltd.		2,056	—	—	—	815	—	—	2,871
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		96,698	78,400	—	—	(806)	(377)	—	173,915
Yeongam Wind Power Co., Ltd.		11,563	—	—	—	(76)	—	(63)	11,424
Global Trade Of Power System Co., Ltd		213	—	—	—	36	—	—	249
Expressway Solar-light Power Generation Co., Ltd.		3,132	—	—	—	(1,257)	(12)	—	1,863
Yeongam F1 Solar Power Plant		1,673	—	(2,002)	—	329	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Beginning balance		Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance

KODE NOVUS I LLC.	￦	17,691	—	—	—	(3,661)	(64)	271	14,237
KODE NOVUS II LLC.		11,550	—	—	—	(1,940)	(100)	—	9,510
Daejung Offshore Wind Power Co., Ltd.		4,844	—	—	—	(709)	—	—	4,135
Amman Asia Electric Power Company		687	103,740	—	—	(1,501)	10,685	(2,296)	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc.		5,629	—	—	—	(871)	—	—	4,758
Dongbu Power Dangjin Corporation		40,000	—	—	—	(980)	—	82	39,102
Honam Wind Power Co., Ltd.		1,783	1,817	—	—	(395)	(1,272)	—	1,933
Nepal Water & Energy Development Company Pty Ltd.		—	—	—	—	(10)	(131)	10,550	10,409
Kelar S.A		—	4,180	—	—	—	—	—	4,180
PT. Tanjung Power Indonesia		—	388	—	—	(9)	(18)	—	361
Incheon New Power Co., Ltd.		—	461	—	—	(4)	(23)	15	449
Seokmun Energy Co., Ltd.		—	680	—	—	(265)	—	—	415

		908,593	300,428	(2,002)	(10,262)	39,588	51,908	(182,072)	1,106,181

	￦	4,890,933	429,862	(2,002)	(53,576)	29,414	47,751	(111,627)	5,230,755

(*1)	The Company recognized the difference between the carrying amount and the recoverable amount of ￦1,719 million as impairment losses on investments in associates and joint ventures due to discontinued operation during 2013.
(*2)	In accordance with the interpretation, the Company has applied it prospectively beginning January 1, 2013. However PT Bayan Resources TBK (PT Bayan), one of the equity method investments of the Company, has retrospectively applied the interpretation and has restated its comparative financial statements to adjust the stripping activity costs that do not meet the criteria for asset recognition in the interpretation. The Company reflected this adjustment of ￦31,529 million due to the change in accounting policy as a loss on its equity method investment during 2013.
(*3)	Canada Korea Uranium Limited Partnership could not find a mining area in which the economic feasibility was proven and seeks an exit strategy. As a result, the Company recognizes impairment losses on investments in associates and joint ventures of ￦4,680 million as profit or loss during 2013.
(*4)	During 2013, partial of the loans to Rabigh Electricity Company was converted to equity, causing the investment to increase by ￦108,385 million.
(*5)	It has been determined that there is objective evidence of impairment as a result of one or more events that a financial institution granted Jamaica Public Service Company Limited (“JPS”) a concession that the financial institution would not otherwise consider. As of December 31, 2013, as a result of the impairment test, the recoverable amount of JPS is less than its carrying amount and an impairment loss of ￦19,199 million is recognized as profit or loss. The recoverable amount of JPS is based on value in use calculated based on the most recent financial budget of future cash flow for a period of 9 years approved by management and the discount rate used to calculate the value in use is 10.27%.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won
June 30, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	554,687	401,830	597	(3,490)
Korea Gas Corporation		42,616,949	33,253,718	19,937,486	442,349
Korea Electric Power Industrial Development Co., Ltd.		159,798	84,491	163,838	12,620
YTN Co., Ltd.		419,719	252,642	52,611	(11,812)
Cheongna Energy Co., Ltd.		438,788	382,803	27,386	(2,266)
Gangwon Wind Power Co., Ltd.		126,772	51,234	14,790	5,223
Hyundai Green Power Co., Ltd.		1,175,317	811,525	244,214	14,820
Korea Power Exchange		234,673	35,941	42,689	9,961
AMEC Partners Korea		1,324	243	423	87
Hyundai Energy Co., Ltd.		547,623	456,485	44,806	(7,380)
Ecollite Co., Ltd.		4,938	3,097	—	(143)
Taebaek Wind Power Co., Ltd.		56,467	35,450	6,362	(1,188)
Muju Wind Power Co., Ltd.		10,827	—	—	(3)
Pyeongchang Wind Power Co., Ltd.		15,147	1	—	(136)
Daeryun Power Co., Ltd.		778,520	583,958	116,695	(5,776)
JinanJangsu Wind Power Co., Ltd.		308	—	—	(1)
Changjuk Wind Power Co., Ltd.		50,146	29,905	6,558	3,363
KNH Solar Co., Ltd.		28,593	22,992	2,307	458
SPC Power Corporation		164,024	30,953	29,411	20,176
Gemeng International Energy Co., Ltd.		5,410,354	3,687,103	736,187	63,743
PT. Cirebon Electric Power		1,016,200	875,503	147,306	20,061
KNOC Nigerian East Oil Co., Ltd.		228,461	281,367	—	(1,781)
KNOC Nigerian West Oil Co., Ltd.		138,806	187,448	—	(1,627)
Dolphin Property Limited		296	—	28	316
E-Power S.A.		66,800	55,015	22,768	2,756
PT Wampu Electric Power		143,840	106,309	10,021	369
PT. Bayan Resources TBK		1,305,612	1,023,067	471,663	(8,571)
S-Power Co., Ltd.		787,403	519,818	—	(576)
Pioneer Gas Power Limited		202,845	136,428	135	38
Eurasia Energy Holdings		519	926	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		197,908	137,960	36	1,377
Busan Solar Co., Ltd.		28,067	24,118	2,314	217
Hadong Mineral Fiber Co., Ltd.		12	1	—	(1)
Green Biomass Co., Ltd.		9,493	9,487	1,020	(498)
Gumi-ochang Photovoltaic Power Co., Ltd.		19,471	15,484	1,751	337
Chungbuk Photovoltaic Power Co., Ltd.		6,743	4,823	492	40
Cheonan Photovoltaic Power Co., Ltd.		5,227	3,846	355	(10)
PT. Mutiara Jawa		16,182	11,216	—	(447)
Naepo Green Energy Co., Ltd.		58,400	—	—	—
Goseong Green Energy Co. Ltd.		10,000	—	—	—
Gangneung Eco Power Co., Ltd.		10,000	—	—	—
Shin Pyeongtaek Power Co., Ltd.		100	—	—	—
Hyundai Asan Solar Power Co., Ltd.		23,531	19,724	1,686	(31)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		3,490	2,847	53	(43)
Jeonnam Solar Co., Ltd.		39,943	33,560	—	(577)
DS POWER Co., Ltd.		223,594	101,041	25,896	(1,109)
D Solar Energy Co., Ltd		27,822	23,651	2,182	354
Dongducheon Dream Power Co., Ltd.		1,358,922	1,047,487	—	(3,145)
KS Solar Corp. Ltd.		32,632	30,303	1,304	(532)
Yeongwol Energy Station Co., Ltd.		14,193	340	86	5,567
Yeonan Photovoltaic Co., Ltd.		7,848	7,175	517	26
Q1 Solar Co., Ltd		23,734	19,724	2,174	456
Jinbhuvish Power Generation		65,610	10,014	—	(2,842)
Best Solar Energy Co., Ltd.		23,769	19,270	2,029	593
Seokcheon Solar Power Co., Ltd.		14,145	3,443	1,001	275
SE Green Energy Co., Ltd.		7,692	7	—	(156)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

Daegu Photovoltaic Co., Ltd.	￦	22,784	17,344	2,105	727
Jeongam Wind Power Co., Ltd.		421	2	—	(286)
Korea Power Engineering Service Co., Ltd.		3,528	536	5,663	1,430
Golden Route J Solar Power Co., Ltd.		5,332	4,583	352	(80)

<Joint ventures>
KEPCO-Uhde Inc.		16,361	2,353	—	(490)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		153,587	89,486	8,522	105
Shuweihat Asia Power Investment B.V.		37,428	3	—	(55)
Shuweihat Asia Operation & Maintenance Company		1,284	43	1,375	1,232
Waterbury Lake Uranium L.P.		57,428	353	—	—
ASM-BG Investicii AD		96,335	56,742	6,955	1,104
RES Technology AD		87,528	56,443	4,714	368
KV Holdings, Inc.		4,492	—	—	—
KEPCO SPC Power Corporation		448,188	227,927	85,371	33,499
Canada Korea Uranium Limited Partnership		41,636	42	—	—
KEPCO Energy Resource Nigeria Limited		393,173	400,756	—	(14,658)
Gansu Datang Yumen Wind Power Co., Ltd.		102,573	59,291	4,863	(1,278)
Datang Chifeng Renewable Power Co., Ltd.		851,907	448,849	50,419	13,737
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		64,974	41,612	3,860	439
Rabigh Electricity Company		2,367,292	2,193,999	135,092	21,844
Rabigh Operation & Maintenance Company		11,578	3,660	11,046	4,532
Jamaica Public Service Company Limited		1,021,503	679,038	559,512	9,292
KW Nuclear Components Co., Ltd.		22,354	18,417	4,384	1,660
Busan Shinho Solar power Co., Ltd.		55,197	42,777	4,062	602
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		621,609	28,327	—	(485)
Yeongam Wind Power Co., Ltd.		126,676	101,099	7,080	4,817
Global Trade Of Power System Co., Ltd.		764	71	896	(167)
Expressway Solar-light Power Generation Co., Ltd.		25,646	14,026	1,760	46
KODE NOVUS I LLC.		109,485	92,922	4,220	(1,769)
KODE NOVUS II LLC.		53,665	36,317	1,903	(1,148)
Daejung Offshore Wind Power Co., Ltd.		7,809	1	—	(478)
Amman Asia Electric Power Company		653,192	486,228	—	12,608
KEPCO-ALSTOM Power Electronics Systems, Inc.		31,056	20,093	—	1,634
Dongbu Power Dangjin Corporation		97,224	6,925	—	(1,829)
Honam Wind Power Co., Ltd.		38,969	28,628	1,954	(268)
Nepal Water & Energy Development Company Pty Ltd.		31,487	8,728	—	(805)
Nghi Son 2 Power Ltd.		448	95	—	(154)
Kelar S.A		66,395	65,409	—	—
PT. Tanjung Power Indonesia		1,952	3	—	(62)
Incheon New Power Co., Ltd.		6,141	4,740	—	(146)
Seokmun Energy Co., Ltd.		6,514	6,022	—	(729)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

<Associates>
Daegu Green Power Co., Ltd.	￦	461,503	305,157	295	(52)
Korea Gas Corporation		43,666,375	34,733,597	37,458,950	(200,707)
Korea Electric Power Industrial Development Co., Ltd.		139,764	62,350	289,085	12,658
YTN Co., Ltd.		410,384	230,977	120,124	3,090
Cheongna Energy Co., Ltd.		429,095	370,940	44,455	(11,278)
Gangwon Wind Power Co., Ltd.		141,572	54,000	38,973	20,035
Hyundai Green Power Co., Ltd.		1,217,193	837,339	339,567	29,580
Korea Power Exchange		214,012	24,469	84,257	13,592
AMEC Partners Korea		1,594	600	1,650	251
Hyundai Energy Co., Ltd.		548,467	449,949	33,010	(41,604)
Ecollite Co., Ltd.		5,085	2,005	—	(2,663)
Taebaek Wind Power Co., Ltd.		58,705	36,495	11,595	6,986
Alternergy Philippine Investments Corporation		3,088	89	—	(664)
Muju Wind Power Co., Ltd.		10,830	—	—	(13)
Pyeongchang Wind Power Co., Ltd.		2,400	1	—	(55)
Daeryun Power Co., Ltd.		608,267	484,032	—	(1,321)
JinanJangsu Wind Power Co., Ltd.		310	—	—	(1)
Changjuk Wind Power Co., Ltd.		51,653	30,506	11,818	7,635
KNH Solar Co., Ltd.		29,530	24,449	4,940	1,073
SPC Power Corporation		140,236	15,138	53,862	29,730
Gemeng International Energy Co., Ltd.		5,758,480	3,968,262	1,642,121	102,631
PT. Cirebon Electric Power		1,004,891	885,522	300,011	37,466
KNOC Nigerian East Oil Co., Ltd.		237,211	290,240	—	(7,445)
KNOC Nigerian West Oil Co., Ltd.		143,874	191,302	—	(5,363)
Dolphin Property Limited		6,173	7,053	558	(159)
E-Power S.A.		66,262	51,951	35,601	5,218
PT Wampu Electric Power		122,733	89,862	27,048	(659)
PT. Bayan Resources TBK		1,525,745	1,194,968	1,256,526	(19,401)
S-Power Co., Ltd.		614,591	346,429	—	(388)
Pioneer Gas Power Limited		199,974	135,845	135	65
Eurasia Energy Holdings		540	963	3,414	(297)
Xe-Pian Xe-Namnoy Power Co., Ltd.		127,858	75,138	70	(1,239)
Busan Solar Co., Ltd.		25,244	21,501	2,666	256
Hadong Mineral Fiber Co., Ltd.		12	—	—	(4)
Green Biomass Co., Ltd.		6,962	6,458	—	(1,298)
Gumi-ochang Photovoltaic Power Co., Ltd.		20,091	16,197	3,885	1,068
Chungbuk Photovoltaic Power Co., Ltd.		7,553	5,709	1,133	20
Cheonan Photovoltaic Power Co., Ltd.		6,032	4,554	1,024	228
PT. Mutiara Jawa		13,939	8,435	—	(1,987)
Hyundai Asan Solar Power Co., Ltd.		26,298	22,169	—	(90)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		324	—	—	—
Jeonnam Solar Co., Ltd.		7,591	632	—	(2)
DS POWER Co., Ltd.		184,783	61,135	6,831	(352)
D Solar Energy Co., Ltd.		29,537	25,909	29	(361)
Dongducheon Dream Power Co., Ltd.		1,159,917	845,337	—	(9,713)
KS Solar Corp. Ltd.		22,433	19,756	188	(524)
KOSCON Photovoltaic Co., Ltd.		13,213	11,556	1,411	367
Yeongwol Energy Station Co., Ltd.		89,122	82,292	—	(6,747)
Yeonan Photovoltaic Co., Ltd.		8,111	7,463	411	(178)
Q1 Solar Co., Ltd.		25,771	22,259	1,906	(36)
Jinbhuvish Power Generation		63,830	4,798	—	—
Best Solar Energy Co., Ltd.		25,490	21,583	86	(1,495)
Seokcheon Solar Power Co., Ltd.		14,602	3,847	1,873	786
SE Green Energy Co., Ltd.		8,148	307	—	(119)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period

Daegu Photovoltaic Co., Ltd.	￦	22,580	17,980	1,829	439
Jeongam Wind Power Co., Ltd.		855	44	—	(1,189)
Korea Power Engineering Service Co., Ltd.		2,123	107	4,658	1,016
Golden Route J Solar Power Co., Ltd.		5,623	4,637	711	171

<Joint ventures>
KEPCO-Uhde Inc.		16,136	1,686	—	(1,137)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		168,058	97,656	21,013	2,392
Shuweihat Asia Power Investment B.V.		152	23	—	(70)
Shuweihat Asia Operation & Maintenance Company		181	128	—	—
Waterbury Lake Uranium L.P.		57,600	131	—	—
ASM-BG Investicii AD		108,869	68,692	15,364	5,249
RES Technology AD		100,140	68,050	10,110	699
KV Holdings, Inc.		4,606	—	—	768
KEPCO SPC Power Corporation		499,241	308,691	170,681	26,856
Canada Korea Uranium Limited Partnership		41,636	42	—	—
KEPCO Energy Resource Nigeria Limited		416,632	409,294	—	(11,328)
Gansu Datang Yumen Wind Power Co., Ltd.		113,565	65,472	10,397	(3,245)
Datang Chifeng Renewable Power Co., Ltd.		932,146	516,236	115,588	26,302
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		71,338	44,827	9,755	2,316
Rabigh Electricity Company		2,684,208	2,486,086	237,775	34,116
Rabigh Operation & Maintenance Company		17,857	7,651	25,636	13,243
Jamaica Public Service Company Limited		1,270,886	762,970	1,194,263	(784)
KW Nuclear Components Co., Ltd.		24,401	18,898	9,785	3,551
Busan Shinho Solar power Co., Ltd.		56,191	44,746	8,944	3,025
STX Electric Power Co., Ltd. (Newly, GS Donghae Electric Power Co., Ltd.)		367,307	12,378	—	(1,646)
Yeongam Wind Power Co., Ltd.		94,823	71,509	939	(144)
Global Trade Of Power System Co., Ltd.		866	6	2,393	148
Expressway Solar-light Power Generation Co., Ltd.		21,435	15,009	2,804	(4,293)
KODE NOVUS I LLC.		115,450	96,442	2,819	(7,416)
KODE NOVUS II LLC.		57,931	38,523	1,530	(3,959)
Daejung Offshore Wind Power Co., Ltd.		8,299	12	—	(1,017)
Amman Asia Electric Power Company		669,925	484,400	—	(1,506)
KEPCO-ALSTOM Power Electronics Systems, Inc.		9,972	643	387	(1,649)
Dongbu Power Dangjin Corporation		94,768	2,578	—	(3,235)
Honam Wind Power Co., Ltd.		25,887	19,519	—	(1,310)
Nepal Water & Energy Development Company Pty Ltd.		36,040	14,382	—	(1,572)
Kelar S.A		1,019	—	—	(1,573)
PT. Tanjung Power Indonesia		1,061	27	—	(22)
Incheon New Power Co., Ltd.		4,531	2,984	—	(13)
Seokmun Energy Co., Ltd.		1,647	426	—	(779)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
June 30, 2014
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	152,856	47.80%	73,065	145	—	—	73,210
Korea Gas Corporation		9,363,230	21.57%	2,019,649	—	—	—	2,019,649
Korea Electric Power Industrial Development Co., Ltd.		75,307	29.00%	21,839	—	—	—	21,839
YTN Co., Ltd.		167,076	21.43%	35,804	—	(63)	—	35,741
Cheongna Energy Co., Ltd.		55,985	43.90%	24,577	2,584	—	—	27,161
Gangwon Wind Power Co., Ltd.		75,538	15.00%	11,331	—	—	49	11,380
Hyundai Green Power Co., Ltd.		363,792	29.00%	105,500	—	—	—	105,500
Korea Power Exchange		198,732	100.00%	198,732	—	—	—	198,732
AMEC Partners Korea		1,081	19.00%	205	—	—	—	205
Hyundai Energy Co., Ltd.		91,138	45.23%	41,222	—	(1,233)	—	39,989
Ecollite Co., Ltd.		1,841	36.10%	665	—	—	(665)	—
Taebaek Wind Power Co., Ltd.		21,017	25.00%	5,254	—	(334)	—	4,920
Muju Wind Power Co., Ltd.		10,827	25.00%	2,707	—	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		15,146	25.00%	3,787	—	—	—	3,787
Daeryun Power Co., Ltd.		194,562	14.26%	27,745	—	—	(14)	27,731
JinanJangsu Wind Power Co., Ltd.		308	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		20,241	30.00%	6,072	—	(396)	—	5,676
KNH Solar Co., Ltd.		5,601	27.00%	1,512	—	(282)	—	1,230
SPC Power Corporation		133,071	38.00%	50,567	—	—	(4,361)	46,206
Gemeng International Energy Co., Ltd.		1,723,251	34.00%	585,905	—	—	—	585,905
PT. Cirebon Electric Power		140,697	27.50%	38,692	—	—	—	38,692
KNOC Nigerian East Oil Co., Ltd.		(52,907)	14.63%	(7,740)	—	—	7,740	—
KNOC Nigerian West Oil Co., Ltd.		(48,642)	14.63%	(7,116)	—	—	7,116	—
Dolphin Property Limited		296	15.00%	44	—	—	16	60
E-Power S.A.		11,785	30.00%	3,536	1,023	—	—	4,559
PT Wampu Electric Power		37,531	46.00%	17,264	—	—	—	17,264
PT. Bayan Resources TBK		282,544	20.00%	56,509	506,516	—	—	563,025
S-Power Co., Ltd.		267,585	40.00%	107,034	—	—	—	107,034
Pioneer Gas Power Limited		66,416	40.00%	26,567	23,098	—	—	49,665
Eurasia Energy Holdings		(407)	40.00%	(163)	—	—	163	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		59,948	25.00%	14,987	5,225	—	—	20,212
Busan Solar Co., Ltd.		3,949	19.80%	782	—	(258)	—	524
Hadong Mineral Fiber Co., Ltd.		11	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		6	34.00%	2	—	—	—	2
Gumi-ochang Photovoltaic Power Co., Ltd.		3,987	10.00%	399	—	—	—	399
Chungbuk Photovoltaic Power Co., Ltd.		1,920	10.00%	192	—	—	—	192
Cheonan Photovoltaic Power Co., Ltd.		1,382	10.00%	138	—	—	—	138
PT. Mutiara Jawa		4,966	29.00%	1,440	70	—	—	1,510
Naepo Green Energy Co., Ltd.		58,400	25.00%	14,600	—	—	—	14,600
Goseong Green Energy Co. Ltd.		10,000	29.00%	2,900	—	—	—	2,900
Gangneung Eco Power Co., Ltd.		10,000	29.00%	2,900	—	—	—	2,900
Shin Pyeongtaek Power Co., Ltd.		100	40.00%	40	—	—	—	40
Hyundai Asan Solar Power Co., Ltd.		3,807	10.00%	381	49	—	—	430
Heang Bok Do Si Photovoltaic Power Co., Ltd.		642	28.00%	180	2	—	—	182
Jeonnam Solar Co., Ltd.		6,383	10.00%	638	—	—	—	638
DS POWER Co., Ltd.		122,553	10.91%	13,375	—	—	3,957	17,332
D Solar Energy Co., Ltd		4,171	10.00%	417	1	—	—	418
Dongducheon Dream Power Co., Ltd.		311,435	33.61%	104,673	—	(4,460)	—	100,213
KS Solar Corp. Ltd.		2,329	19.00%	443	—	—	(39)	404
Yeongwol Energy Station Co., Ltd.		12,423	13.30%	1,652	—	—	—	1,652
Yeonan Photovoltaic Co., Ltd.		673	19.00%	128	—	—	—	128

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Q1 Solar Co., Ltd	￦	4,010	28.00%	1,123	—	—	—	1,123
Jinbhuvish Power Generation		55,595	5.16%	2,869	5,449	—	—	8,318
Best Solar Energy Co., Ltd.		4,499	23.00%	1,035	—	—	—	1,035
Seokcheon Solar Power Co., Ltd.		10,701	9.73%	1,041	—	—	—	1,041
SE Green Energy Co., Ltd.		7,686	47.76%	3,671	—	—	—	3,671
Daegu Photovoltaic Co., Ltd.		5,440	29.00%	1,578	—	—	—	1,578
Jeongam Wind Power Co., Ltd.		419	40.00%	168	—	—	—	168
Korea Power Engineering Service Co., Ltd.		2,992	29.00%	868	—	—	—	868
Golden Route J Solar Power Co., Ltd.		750	10.00%	75	—	—	—	75

<Joint ventures>
KEPCO-Uhde Inc.		14,009	66.00%	9,246	—	—	8	9,254
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		64,101	40.00%	25,641	—	—	—	25,641
Shuweihat Asia Power Investment B.V.		37,425	49.00%	18,338	—	—	(29)	18,309
Shuweihat Asia Operation & Maintenance Company		1,241	55.00%	683	—	—	(2)	681
Waterbury Lake Uranium L.P.		57,075	40.00%	22,830	—	—	(712)	22,118
ASM-BG Investicii AD		39,592	50.00%	19,796	—	—	—	19,796
RES Technology AD		31,085	50.00%	15,543	—	—	—	15,543
KV Holdings, Inc.		4,491	40.00%	1,797	—	—	—	1,797
KEPCO SPC Power Corporation		220,260	75.20%	165,636	—	—	—	165,636
Canada Korea Uranium Limited Partnership		41,594	12.50%	5,199	—	—	(5,199)	—
KEPCO Energy Resource Nigeria Limited		(7,584)	30.00%	(2,275)	—	—	2,275	—
Gansu Datang Yumen Wind Power Co., Ltd.		43,282	40.00%	17,313	—	—	—	17,313
Datang Chifeng Renewable Power Co., Ltd.		403,058	40.00%	161,223	—	—	(29)	161,194
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		23,362	40.00%	9,345	—	—	—	9,345
Rabigh Electricity Company		173,293	40.00%	69,317	—	(69,317)	—	—
Rabigh Operation & Maintenance Company		7,918	40.00%	3,167	—	—	—	3,167
Jamaica Public Service Company Limited		342,465	40.00%	136,986	130,726	—	(10,216)	257,496
KW Nuclear Components Co., Ltd.		3,937	43.26%	1,703	94	—	—	1,797
Busan Shinho Solar power Co., Ltd.		12,420	25.00%	3,105	—	—	—	3,105
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)		593,282	49.00%	290,708	—	—	—	290,708
Yeongam Wind Power Co., Ltd.		25,577	49.00%	12,533	—	—	—	12,533
Global Trade Of Power System Co., Ltd.		693	29.00%	201	—	—	—	201
Expressway Solar-light Power Generation Co., Ltd.		11,620	29.00%	3,370	—	—	—	3,370
KODE NOVUS I LLC.		16,562	50.00%	8,280	4,733	—	—	13,013
KODE NOVUS II LLC.		17,348	49.00%	8,500	—	—	—	8,500
Daejung Offshore Wind Power Co., Ltd.		7,808	49.90%	3,896	—	—	—	3,896
Amman Asia Electric Power Company		166,964	60.00%	100,179	—	—	—	100,179
KEPCO-ALSTOM Power Electronics Systems, Inc.		10,963	51.00%	5,591	—	—	—	5,591
Dongbu Power Dangjin Corporation		90,298	40.00%	36,120	2,226	—	—	38,346
Honam Wind Power Co., Ltd.		10,340	29.00%	2,999	32	—	—	3,031
Nepal Water & Energy Development Company Pty Ltd.		22,760	52.21%	11,883	972	—	—	12,855

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
June 30, 2014
Investees	Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Nghi Son 2 Power Ltd.	353	50.00%	176	—	—	—	176
Kelar S.A	986	65.00%	641	1,858	—	—	2,499
PT. Tanjung Power Indonesia	1,948	35.00%	682	—	—	—	682
Incheon New Power Co., Ltd.	1,401	29.00%	406	—	—	—	406
Seokmun Energy Co., Ltd.	492	34.00%	167	—	—	—	167

In millions of won
December 31, 2013
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

<Associates>
Daegu Green Power Co., Ltd.	￦	156,346	47.80%	74,733	145	—	—	74,878
Korea Gas Corporation		8,932,779	21.57%	1,926,800	—	—	—	1,926,800
Korea Electric Power Industrial Development Co., Ltd.		77,414	29.00%	22,450	—	—	—	22,450
YTN Co., Ltd.		179,407	21.43%	38,447	—	(21)	—	38,426
Cheongna Energy Co., Ltd.		58,155	43.90%	25,530	2,584	—	—	28,114
Gangwon Wind Power Co., Ltd.		87,572	15.00%	13,136	—	—	49	13,185
Hyundai Green Power Co., Ltd.		379,853	29.00%	110,157	—	—	—	110,157
Korea Power Exchange		189,544	100.00%	189,544	—	—	—	189,544
AMEC Partners Korea		994	19.00%	189	—	—	—	189
Hyundai Energy Co., Ltd.		98,518	45.26%	44,589	—	(1,203)	—	43,386
Ecollite Co., Ltd.		3,080	36.10%	1,112	—	—	(1,112)	—
Taebaek Wind Power Co., Ltd.		22,210	25.00%	5,553	—	—	—	5,553
Alternergy Philippine Investments Corporation		3,000	50.00%	1,500	—	—	—	1,500
Muju Wind Power Co., Ltd.		10,830	25.00%	2,707	—	—	—	2,707
Pyeongchang Wind Power Co., Ltd.		2,399	25.00%	600	—	—	—	600
Daeryun Power Co., Ltd.		124,235	19.80%	24,599	—	—	—	24,599
JinanJangsu Wind Power Co., Ltd.		309	25.00%	77	—	—	—	77
Changjuk Wind Power Co., Ltd.		21,147	30.00%	6,344	—	—	—	6,344
KNH Solar Co., Ltd.		5,081	27.00%	1,372	—	—	—	1,372
SPC Power Corporation		125,098	38.00%	47,537	—	—	124	47,661
Gemeng International Energy Co., Ltd.		1,790,218	34.00%	608,674	—	—	—	608,674
PT. Cirebon Electric Power		119,369	27.50%	32,826	—	—	—	32,826
KNOC Nigerian East Oil Co., Ltd.		(53,029)	14.63%	(7,758)	—	—	7,758	—
KNOC Nigerian West Oil Co., Ltd.		(47,429)	14.63%	(6,939)	—	—	6,939	—
Dolphin Property Limited		(880)	15.00%	(132)	—	—	132	—
E-Power S.A.		14,311	30.00%	4,293	991	—	—	5,284
PT Wampu Electric Power		32,871	46.00%	15,121	—	—	—	15,121
PT. Bayan Resources TBK		330,776	20.00%	66,155	513,379	—	—	579,534
S-Power Co., Ltd.		268,161	40.00%	107,264	—	—	—	107,264
Pioneer Gas Power Limited		64,129	40.00%	25,652	18,014	—	—	43,666
Eurasia Energy Holdings		(423)	40.00%	(169)	—	—	169	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		52,720	25.00%	13,180	4,878	—	—	18,058
Busan Solar Co., Ltd.		3,743	19.80%	741	—	—	—	741
Hadong Mineral Fiber Co., Ltd.		12	25.00%	3	—	—	—	3
Green Biomass Co., Ltd.		504	34.00%	171	—	—	—	171
Gumi-ochang Photovoltaic Power Co., Ltd.		3,894	10.00%	389	—	—	—	389
Chungbuk Photovoltaic Power Co., Ltd.		1,844	10.00%	184	—	—	—	184
Cheonan Photovoltaic Power Co., Ltd.		1,478	10.00%	148	—	—	—	148
PT. Mutiara Jawa		5,504	29.00%	1,596	70	—	—	1,666

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Net assets		Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

Hyundai Asan Solar Power Co., Ltd.	￦	4,129	10.00%	413	49	—	—	462
Heang Bok Do Si Photovoltaic Power Co., Ltd.		324	28.00%	91	—	—	—	91
Jeonnam Solar Co., Ltd.		6,960	10.00%	696	—	—	—	696
DS POWER Co., Ltd.		123,648	10.91%	13,495	—	—	4,405	17,900
D Solar Energy Co., Ltd.		3,627	10.00%	363	1	—	—	364
Dongducheon Dream Power Co., Ltd.		314,580	43.61%	137,188	(2,790)	—	—	134,398
KS Solar Corp. Ltd.		2,677	19.00%	509	28	—	—	537
KOSCON Photovoltaic Co., Ltd.		1,657	19.00%	315	—	—	—	315
Yeongwol Energy Station Co., Ltd.		6,829	13.30%	908	—	—	—	908
Yeonan Photovoltaic Co., Ltd.		648	19.00%	123	—	—	—	123
Q1 Solar Co., Ltd.		3,512	28.00%	983	—	—	—	983
Jinbhuvish Power Generation		59,032	5.16%	3,046	5,449	—	—	8,495
Best Solar Energy Co., Ltd.		3,906	23.00%	898	—	—	—	898
Seokcheon Solar Power Co., Ltd.		10,755	9.73%	1,046	—	—	—	1,046
SE Green Energy Co., Ltd.		7,841	47.76%	3,745	—	—	—	3,745
Daegu Photovoltaic Co., Ltd.		4,600	29.00%	1,334	—	—	—	1,334
Jeongam Wind Power Co., Ltd.		811	40.00%	324	—	—	—	324
Korea Power Engineering Service Co., Ltd.		2,016	29.00%	585	—	—	—	585
Golden Route J Solar Power Co., Ltd.		987	10.00%	99	—	—	—	99

<Joint ventures>
KEPCO-Uhde Inc.		14,450	66.00%	9,537	—	—	—	9,537
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		70,402	40.00%	28,161	—	—	—	28,161
Shuweihat Asia Power Investment B.V.		129	49.00%	63	—	—	—	63
Shuweihat Asia Operation & Maintenance Company		53	55.00%	29	—	—	—	29
Waterbury Lake Uranium L.P.		57,469	40.00%	22,988	—	—	54	23,042
ASM-BG Investicii AD		40,177	50.00%	20,088	—	—	—	20,088
RES Technology AD		32,090	50.00%	16,045	—	—	—	16,045
KV Holdings, Inc.		4,606	40.00%	1,842	—	—	—	1,842
KEPCO SPC Power Corporation		190,551	75.20%	143,294	—	—	—	143,294
Canada Korea Uranium Limited Partnership		41,594	12.50%	5,199	—	—	(5,199)	—
KEPCO Energy Resource Nigeria Limited		7,338	30.00%	2,202	—	—	—	2,202
Gansu Datang Yumen Wind Power Co., Ltd.		48,093	40.00%	19,237	—	—	—	19,237
Datang Chifeng Renewable Power Co., Ltd.		415,910	40.00%	166,364	—	—	(34)	166,330
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		26,510	40.00%	10,604	—	—	—	10,604
Rabigh Electricity Company		198,123	40.00%	79,249	—	(79,249)	—	—
Rabigh Operation & Maintenance Company		10,206	40.00%	4,082	—	—	—	4,082
Jamaica Public Service Company Limited		507,916	40.00%	203,166	130,726	—	(65,870)	268,022
KW Nuclear Components Co., Ltd.		5,503	45.00%	2,476	—	—	—	2,476
Busan Shinho Solar power Co., Ltd.		11,445	25.00%	2,861	—	—	10	2,871
STX Electric Power Co., Ltd. (Newly, GS Donghae Electric Power Co., Ltd.)		354,929	49.00%	173,915	—	—	—	173,915
Yeongam Wind Power Co., Ltd.		23,315	49.00%	11,424	—	—	—	11,424
Global Trade Of Power System Co., Ltd.		860	29.00%	249	—	—	—	249
Expressway Solar-light Power Generation Co., Ltd.		6,426	29.00%	1,863	—	—	—	1,863
KODE NOVUS I LLC.		19,009	50.00%	9,504	4,733	—	—	14,237

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures converted to the Company’s shares in net assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won
December 31, 2013
Investees	Net assets	Percentage of ownership	Share in net assets	Investment differential	Intercompany transaction	Others	Book value

KODE NOVUS II LLC.	19,408	49.00%	9,510	—	—	—	9,510
Daejung Offshore Wind Power Co., Ltd.	8,287	49.90%	4,135	—	—	—	4,135
Amman Asia Electric Power Company	185,525	60.00%	111,315	—	—	—	111,315
KEPCO-ALSTOM Power Electronics Systems, Inc.	9,329	51.00%	4,758	—	—	—	4,758
Dongbu Power Dangjin Corporation	92,190	40.00%	36,876	2,226	—	—	39,102
Honam Wind Power Co., Ltd.	6,368	30.00%	1,910	23	—	—	1,933
Nepal Water & Energy Development Company Pty Ltd.	21,659	43.57%	9,437	972	—	—	10,409
Kelar S.A	1,019	65.00%	663	3,517	—	—	4,180
PT. Tanjung Power Indonesia	1,034	35.00%	361	—	—	—	361
Incheon New Power Co., Ltd.	1,548	29.00%	449	—	—	—	449
Seokmun Energy Co., Ltd.	1,221	34.00%	415	—	—	—	415

(6)	As of June 30, 2014, there is no unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses.

(7)	As of June 30, 2014, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

KEPCO Shanxi International Ltd., a consolidated subsidiary of the Company, established a consortium with two other investors, Deutche Capital Hongkong Ltd. and Shanxi International Energy Company Co., Ltd. with the Company’s percentage of ownership of the consortium being 34%. This consortium, in order for business in Chinese power generating industry, established Gemeng International Energy Co., Ltd., which is an associate of the Company with the Company’s percentage of ownership being 34%. KEPCO Shanxi International Ltd. has entered into an agreement (“Put Option”) that if Gemeng International Co., Ltd. fails to be listed within 5 years after the initial capital paid in, Deutche Capital HongKong Ltd can require KEPCO Shanxi International Ltd. to acquire or recommend 3rd party to acquire its own investment in Gemeng International Co., Ltd. at the investment principal of USD 106,861,924 with an interest of 3M Libor-0.25% during the period from July 10, 2012 to July 9, 2014. However, Put Option Extension Agreement was changed during 2014 from; June 28, 2014 to June 27, 2015, and as of June 30, 2014, the Company guarantees this Put Option Agreement.

(ii)	Eco Biomass Energy Sdn. Bhd.

Eco Biomass Energy Sdn. Bhd., issued put options on preferred stock to its financial investors. An agreement was made between financial investors and shareholders that if Eco Biomass Energy Sdn. Bhd., the first obligator, fails to accept the put options when exercised, all shareholders of Eco Biomass Energy Sdn. Bhd., should fulfill their obligation as the second obligators and acquire the preferred stock from financial investors in proportion to each shareholder’s percentage of ownership up to ￦4,050 million.

(iii)	Hyundai Energy Co., Ltd.

As of June 30, 2014, Hyundai Energy Co., Ltd., an associate of the Company, which engages in the integrated energy business, carries long-term borrowings for project financing amounting to ￦450 billion from Korea Development Bank and others.

Related to the above project financing, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd., has entered into an agreement with Yeocheon TPL Co., Ltd. to acquire shares in Hyundai Energy Co., Ltd. held by Yeocheon TPL Co., Ltd. The Company had placed guarantees for a fixed return on investment to the financial institutions and had obtained the rights to acquire the investment securities in return preferentially.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2014, shareholders’ agreements on investments in associates and joint ventures that may cause future economic costs or cash outflows are as follows, continued:

In addition, NH Power II Co., Ltd. and Daewoo Securities Co., Ltd. have a right, which can be exercised for 30 days starting from 2 months to 1 month prior to 17 years after the termination date of contract to sell their shares to the Company. If dividends to shareholders exceed annual revenue, the exceeding amount shall be evenly distributed to Yeocheon TPL Co., Ltd. and the Company.

(iv)	Taebaek Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Pyeongchang Wind Power Co., Ltd.

In case non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company is obligated to acquire those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(vi)	Daeryun Power Co., Ltd.

All shareholders of Daeryun Power Co., Ltd. except for POSCO Construction Co., Ltd., have agreed to acquire the shares held by POSCO Construction Co., Ltd. This acquisition shall be made at issuance price of the share in proportion to each shareholder’s percentage of ownership within two months after the completion of EPC construction. In connection with this agreement, the company, one of the shareholders of Daeryun Power Co., Ltd., is obligated to acquire 1,210,772 shares of POSCO Construction Co., Ltd.’s investment, which amounts to ￦6,054 million. In case of a merger of Daeryun Power Co., Ltd., remaining shareholders are obligated to pay the dissident shareholders’ share for their purchased price.

(vii)	Jeongam Wind Power Co., Ltd.

In case non-controlling shareholders except for financial investors decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(viii)	Daejung Offshore Wind Power Co., Ltd.

In case Samsung Heavy Industries Co., Ltd., a co-participant of the joint venture agreement, decides to dispose of its shares in Daejung Offshore Wind Power Co., Ltd., the Company is obligated to acquire those shares after evaluating the economic feasibility of the facilities installed by Samsung Heavy Industries Co., Ltd.

(Ix)	Dongducheon Dream Power Co., Ltd.

In case financial investors decide to dispose of their shares in Dongducheon Dream Power Co., Ltd. 5 years after the commencement of commercial operation of the power plant, the Company is obligated to acquire those shares at fair value.

(X)	DS Power Co., Ltd.

The Company has a right to sell all shares and bonds of DS POWER Co., Ltd to Daesung Industrial Co., Ltd and Daesung Industrial Co., Ltd. or an authoritative person appointed by Daesung Industrial Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on its abilities to associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions

KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd. and Dolphin Property Limited	The company has stopped its operation in Nigeria due to an ongoing litigation and payment or retrieval of investments, loans and advances are restricted until the legal dispute is resolved.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied or prior written consent of a financial institution is obtained.

Busan Solar Co., Ltd.	Dividends cannot be declared or paid without the prior written consent of an agency, Consus Asset Management Co., Ltd. based on the loan agreement until the principal of a loan is paid off in full.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Daegu Green Power Co., Ltd.	Only if the condition is met with the loan agreement signed by financial institutions, the investors of subordinated credit facility loans can receive payments of principal and interest and dividend. Korea Exchange Bank, the deputy, permits the amount of the payments and dividend.

KS Solar Corp. Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.

Jeonnam Solar Co., Ltd.	Dividends can only be paid to shareholders when all conditions of a loan agreement are satisfied.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

DS Power Co., Ltd.	Shares cannot be transferred whole or in partial, except for permitted by the agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	￦	13,917,604	(3,085)	—	—	13,914,519
Buildings		12,885,537	(44,690)	(4,407,260)	(853)	8,432,734
Structures		52,984,800	(194,676)	(15,173,525)	(1,183)	37,615,416
Machinery		48,256,223	(98,703)	(15,022,329)	(46,231)	33,088,960
Ships		5,011	—	(3,764)	—	1,247
Vehicles		195,762	(61)	(152,216)	—	43,485
Equipment		886,506	(814)	(718,380)	—	167,312
Tools		725,012	(233)	(602,109)	—	122,670
Construction-in-progress		32,573,676	(134,158)	—	—	32,439,518
Finance lease assets		2,385,212	—	(1,714,286)	—	670,926
Asset retirement cost		7,777,927	—	(2,270,990)	—	5,506,937
Others		8,043,633	—	(6,014,819)	—	2,028,814

	￦	180,636,903	(476,420)	(46,079,678)	(48,267)	134,032,538

In millions of won	December 31, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses (*)	Book value

Land	￦	13,784,026	(3,137)	—	—	13,780,889
Buildings		12,672,055	(45,396)	(4,121,506)	(852)	8,504,301
Structures		52,080,007	(193,189)	(14,259,717)	(1,183)	37,625,918
Machinery		47,073,366	(101,808)	(13,297,596)	(46,231)	33,627,731
Ships		5,014	—	(3,592)	—	1,422
Vehicles		195,045	(83)	(149,326)	—	45,636
Equipment		866,999	(707)	(679,842)	—	186,450
Tools		716,749	(312)	(577,085)	—	139,352
Construction-in-progress		27,452,032	(117,728)	—	—	27,334,304
Finance lease assets		2,385,231	—	(1,650,046)	—	735,185
Asset retirement costs		7,787,832	—	(2,133,236)	—	5,654,596
Others		7,679,146	—	(5,677,334)	—	2,001,812

	￦	172,697,502	(462,360)	(42,549,280)	(48,266)	129,637,596

(*)	The Company separately recognizes impairment loss on each asset, reflecting various factors such as physical impairment during the replacement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,784,026	61,852	(10,804)	—	82,530	13,917,604
(Government grants)		(3,137)	—	53	—	(1)	(3,085)
Buildings		8,549,697	199	(2,320)	(284,944)	214,792	8,477,424
(Government grants)		(45,396)	—	—	1,664	(958)	(44,690)
Structures		37,819,108	51	(68,594)	(1,002,091)	1,061,618	37,810,092
(Government grants)		(193,190)	—	455	4,419	(6,360)	(194,676)
Machinery		33,729,539	131,867	(73,314)	(1,752,500)	1,152,071	33,187,663
(Government grants)		(101,808)	—	121	4,850	(1,866)	(98,703)
Ships		1,422	—	—	(175)	—	1,247
Vehicles		45,719	810	84	(10,485)	7,418	43,546
(Government grants)		(83)	—	—	22	—	(61)
Equipment		187,158	17,828	(291)	(42,320)	5,751	168,126
(Government grants)		(708)	—	—	183	(289)	(814)
Tools		139,665	6,341	(1,557)	(29,270)	7,724	122,903
(Government grants)		(313)	—	—	79	1	(233)
Construction-in-progress		27,452,029	7,436,755	(533)	—	(2,314,575)	32,573,676
(Government grants)		(117,725)	(18,010)	—	—	1,577	(134,158)
Finance lease assets		735,185	—	(129)	(64,449)	319	670,926
Asset retirement cost		5,654,596	—	—	(284,403)	136,744	5,506,937
Others		2,001,812	4,334	(119)	(337,437)	360,224	2,028,814

	￦	129,637,596	7,642,027	(156,948)	(3,796,857)	706,720	134,032,538

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Beginning balance		Acquisition	Disposal	Depreciation	Others	Ending balance

Land	￦	13,504,739	23,651	(60,971)	—	316,607	13,784,026
(Government grants)		(3,106)	—	—	—	(31)	(3,137)
Buildings		8,554,893	10,009	(21,296)	(583,106)	589,197	8,549,697
(Government grants)		(44,387)	—	—	3,943	(4,952)	(45,396)
Structures		37,413,557	2,645	(194,106)	(1,967,475)	2,564,487	37,819,108
(Government grants)		(177,174)	—	1,733	8,389	(26,138)	(193,190)
Machinery		32,684,326	343,445	(135,269)	(3,334,480)	4,171,517	33,729,539
(Government grants)		(105,112)	—	376	9,507	(6,579)	(101,808)
Ships		1,786	—	—	(367)	3	1,422
Vehicles		37,245	2,579	(111)	(18,653)	24,659	45,719
(Government grants)		(128)	—	—	45	—	(83)
Equipment		183,156	45,087	(200)	(87,040)	46,155	187,158
(Government grants)		(923)	—	—	311	(96)	(708)
Tools		122,132	31,234	(226)	(56,143)	42,668	139,665
(Government grants)		(193)	—	—	155	(275)	(313)
Construction-in-progress		21,279,059	13,888,637	(1,515)	—	(7,714,152)	27,452,029
(Government grants)		(94,673)	(48,721)	—	—	25,669	(117,725)
Finance lease assets		863,677	—	(7,456)	(133,133)	12,097	735,185
Asset retirement cost		5,963,166	—	—	(559,624)	251,054	5,654,596
Others		2,194,100	7,531	(128)	(585,418)	385,727	2,001,812

	￦	122,376,140	14,306,097	(419,169)	(7,303,089)	677,617	129,637,596

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	528,114	—	—	—	528,114
Buildings		39,871	(11)	(16,228)	—	23,632

	￦	567,985	(11)	(16,228)	—	551,746

In millions of won	December 31, 2013
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

Land	￦	516,440	—	—	—	516,440
Buildings		37,120	(13)	(15,220)	—	21,887

	￦	553,560	(13)	(15,220)	—	538,327

(2)	Changes in investment properties for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	516,440	—	—	—	—	11,674	528,114
Buildings		21,899	—	—	(418)	—	2,162	23,643
(Government grants)		(12)	—	—	1	—	—	(11)

	￦	538,327	—	—	(417)	—	13,836	551,746

In millions of won	December 31, 2013
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

Land	￦	564,195	—	—	—	—	(47,755)	516,440
Buildings		26,270	—	—	(911)	—	(3,460)	21,899
(Government grants)		(242)	—	—	3	—	227	(12)

	￦	590,223	—	—	(908)	—	(50,988)	538,327

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Rental income	￦	2,084	4,819	3,104	5,064
Operating and maintenance expenses (related to investment property which incurs rental income)		(234)	(417)	(232)	(458)

	￦	1,850	4,402	2,872	4,606

(4)	Fair value of investment properties as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Book value		Fair value	Book value	Fair value

Land	￦	528,114	561,337	516,440	541,564
Buildings		23,632	24,310	21,887	22,680

	￦	551,746	585,647	538,327	564,244

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly notified individual land price after the K-IFRS adoption date.

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in balance of construction contracts for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	18,522,411	(555,773)	(1,137,157)	16,829,481
Kazakhstan EPC and others		811,005	273,869	(240,812)	844,062

	￦	19,333,416	(281,904)	(1,377,969)	17,673,543

(*)	For the six-month period ended June 30, 2014, the increased balance of contracts from new orders and other is ￦311,711 million and the decreased balance of contracts from changes in size of construction is ￦593,075 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

20.	Construction Contracts, Continued

(1)	Changes in balance of construction contracts for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Beginning balance		Increase and decrease(*)	Recognized revenue	Ending balance

Nuclear power plant construction in UAE	￦	20,359,685	(135,311)	(1,701,963)	18,522,411
Kazakhstan EPC and others		607,230	754,895	(551,120)	811,005

	￦	20,966,915	619,584	(2,253,083)	19,333,416

(*)	For the year ended December 31, 2013, the increased balance of contracts from new orders and other is ￦777,955 million and the decreased balance of contracts from changes in size of construction is ￦158,371 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE	￦	6,097,977	5,789,008	308,969	—
Kazakhstan EPC and others		1,093,196	1,047,237	45,959	—

	￦	7,191,173	6,836,245	354,928	—

In millions of won	December 31, 2013
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts

Nuclear power plant construction in UAE	￦	4,960,820	4,708,008	252,812	—
Kazakhstan EPC and others		1,087,779	1,024,156	63,623	—

	￦	6,048,599	5,732,164	316,435	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Assets (*1)		Liabilities (*2)	Assets (*1)	Liabilities (*2)

Nuclear power plant construction in UAE	￦	—	927,293	—	812,642
Kazakhstan EPC and others		141,540	11,294	98,726	30,907

	￦	141,540	938,587	98,726	843,549

(*1)	Included in trade and other receivables, net, in the accompanying consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the accompanying consolidated statements of financial position.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	345,428	(411)	(287,081)	—	57,936
Licenses and franchises		3,398	—	(3,307)	—	91
Copyrights, patents rights and other industrial rights		31,406	—	(7,748)	—	23,658
Mining rights		493,351	—	(7,272)	—	486,079
Development expenditures		729,145	(10,189)	(660,404)	—	58,552
Intangible assets under development		61,223	(9,058)	—	—	52,165
Usage rights of donated assets and other		373,356	(48)	(313,099)	—	60,209
Leasehold rights		19,112	—	(18,316)	—	796
Others		159,660	(1)	(68,237)	(12,579)	78,843

	￦	2,216,079	(19,707)	(1,365,464)	(12,579)	818,329

In millions of won	December 31, 2013
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value

Software	￦	335,489	(428)	(269,740)	—	65,321
Licenses and franchises		3,398	—	(3,190)	—	208
Copyrights, patents rights and other industrial rights		31,218	—	(6,265)	—	24,953
Mining rights		476,844	—	(6,286)	—	470,558
Development expenditures		722,082	(11,705)	(645,928)	—	64,449
Intangible assets under development		52,050	(7,792)	—	—	44,258
Usage rights of donated assets and other		373,376	(53)	(308,666)	—	64,657
Leasehold rights		19,112	—	(18,300)	—	812
Others		152,917	(1)	(64,889)	(12,579)	75,448

	￦	2,166,486	(19,979)	(1,323,264)	(12,579)	810,664

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2014 and for the year ended December 31 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	65,751	3,433	—	(17,232)	—	6,395	58,347
(Government grants)		(430)	—	—	79	—	(60)	(411)
Licenses and franchises		208	—	—	(117)	—	—	91
Copyrights, patents rights and other industrial rights		24,953	156	(17)	(1,474)	—	40	23,658
Mining rights		470,558	12,608	—	(776)	—	3,689	486,079
Development expenditures		76,154	1,452	—	(14,453)	—	5,588	68,741
(Government grants)		(11,705)	—	—	2,102	—	(586)	(10,189)
Intangible assets under development		52,050	13,832	—	—	—	(4,659)	61,223
(Government grants)		(7,792)	(1,963)	—	—	—	697	(9,058)
Usage rights of donated assets and other		64,710	—	—	(4,428)	—	(25)	60,257
(Government grants)		(53)	—	—	5	—	—	(48)
Leasehold rights		812	—	—	(16)	—	—	796
Others		75,449	499	(2)	(2,919)	—	5,817	78,844
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	810,664	30,017	(19)	(39,229)	—	16,896	818,329

In millions of won	December 31, 2013
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

Software	￦	83,370	12,311	—	(39,419)	—	9,489	65,751
(Government grants)		(199)	—	—	160	—	(391)	(430)
Licenses and franchises		844	—	—	(636)	—	—	208
Copyrights, patents rights and other industrial rights		16,481	587	(1)	(2,130)	—	10,016	24,953
Mining rights		525,806	27,429	—	(1,698)	—	(80,979)	470,558
Development expenditures		80,689	651	—	(34,892)	—	29,706	76,154
(Government grants)		(12,371)	—	—	5,686	—	(5,020)	(11,705)
Intangible assets under development		44,316	30,608	—	—	(4)	(22,870)	52,050
(Government grants)		(7,305)	(5,845)	—	—	—	5,358	(7,792)
Usage rights of donated assets and other		72,343	—	—	(8,798)	—	1,165	64,710
(Government grants)		(64)	—	—	11	—	—	(53)
Leasehold rights		847	—	—	(35)	—	—	812
Others		79,058	3,266	(35)	(6,628)	(263)	51	75,449
(Government grants)		(1)	—	—	—	—	—	(1)

	￦	883,814	69,007	(36)	(88,379)	(267)	(53,475)	810,664

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2014
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	10,850	1 year ~ 1 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	8,250	8 years and 3 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	6,903	3 years
Development expenditures	Development of maintenance system for utility plant	KRW	1,932	3 years and 5 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	7,509	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	5,078	3 years and 4 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	42,500	6 years and 9 months
Others	Shingwangju electricity supply facility usage right	KRW	3,305	4 years and 11 months
Others	Sillim electricity supply facility usage right	KRW	3,312	7 years and 5 months

(*)	Mining rights are amortized using the production method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won and thousands of Australian dollars
December 31, 2013
Type	Description	Currency	Amount	Remaining useful years

Software	ERP system and others	KRW	8,163	1 year and 11 months ~ 2 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	8,750	8 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	KOSPO Evolutionary Efficient & Powerful System(KEEPS)	KRW	8,629	3 years and 6 months
Development expenditures	Development of maintenance system for utility plant	KRW	2,212	3 years and 11 months
Intangible assets under development	Contributions to APR NRC DC	KRW	18,252	—
Intangible assets under development	CHF testing for best representative of HIPER/X2-Gen Fuel and development of best explanatory CHF correlation	KRW	7,448	—
Usage rights of donated assets	Songdo international business district(sector 1, 3) sharing charge	KRW	5,840	3 years and 10 months
Usage rights of donated assets	Dangjin power plant load facility usage right	KRW	45,648	7 years and 3 months
Others	Shingwangju electricity supply facility usage right	KRW	3,641	5 years and 5 months
Others	Sillim electricity supply facility usage right	KRW	3,536	7 years and 11 months

(*)	Mining rights are amortized using the production method.

(4)	For the six-month periods ended June 30, 2014 and 2013, the Company recognized research and development expenses of ￦246,595 million and ￦237,769 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2014 and the December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Trade payables	￦	2,018,123	—	3,107,082	—
Other trade payables		1,630,788	3,151,773	1,475,048	3,068,631
Accrued expenses		1,130,536	2,250	1,076,868	2,318
Leasehold deposits received		1,625	—	1,636	—
Other deposits received		159,597	91,392	115,216	90,055
Finance lease liabilities		110,029	714,859	115,308	769,658
Dividends payable		1,161	—	1,605	—
Others		—	34,238	—	40,857

	￦	5,051,859	3,994,512	5,892,763	3,971,519

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013
Current liabilities
Short-term borrowings	￦	1,796,140	579,327
Current portion of long-term borrowings		841,912	893,532
Current portion of debt securities		5,812,696	6,625,007
Less: Current portion of discount on long-term borrowings		(1,251)	(1,997)
Less: Current portion of discount on debt securities		(1,090)	(8,371)

		8,448,407	8,087,498

Non-current liabilities
Long-term borrowings		4,309,239	4,555,769
Debt securities		50,299,164	48,367,149
Less : Discount on long-term borrowings		(15,933)	(17,379)
Less : Discount on debt securities		(105,882)	(105,240)
Add: Premium on debt securities		316	353

		54,486,904	52,800,652

	￦	62,935,311	60,888,150

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Short-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won and thousands of dollars
June 30, 2014
Type	Creditor	Interest rate (%)	Foreign currency	Local currency

Local short-term borrowings	Woori Investment Bank and others	2.66 ~ 2.71	—	￦	682,500
Local commercial paper	Samsung Securities and others	2.62 ~ 2.67	—		1,060,000
Foreign short-term borrowings	RBS and others	0.65 ~ 0.68	USD32,004		32,465
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		21,175

				￦	1,796,140

In millions of won and thousands of dollars
December 31, 2013
Type	Creditor	Interest rate (%)	Foreign currency	Local currency

Local short-term borrowings	Shinhan Bank and others	2.78	—	￦	70,000
Local commercial paper	Korea Exchange Bank and others	2.80 ~ 2.85	—		297,500
Foreign short-term borrowings	ANZ and others	0.67 ~ 6.50	USD154,313		162,846
Foreign short-term borrowings	Scotia Bank	TIIE + 1.25	USD 5,447		5,748
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.27	—		43,233

				￦	579,327

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(2)	Long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2014
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2015 ~ 2044	—	￦	7,560
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate –1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03 ~ 0.54	2014 ~ 2017	—		1,100,000
	Facility	3yr KTB rate – 1.25	2021 ~ 2028	—		11,425
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate – 1.25	2019	—		950
	Energy rationalization	2.75 ~ 3.70	2015 ~ 2017	—		7,857
Industrial Bank of Korea	Others	KTB rate – 1.25	2016	—		8,000
Hana Bank	PF Refinancing	CD+1.70	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,992
Export-Import Bank of Korea	Project loans	2.00	2026	—		35,355
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.20 ~ 0.31	2018 ~ 2019	—		2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2022 ~ 2027	—		49,466
	Facility	3yr KTB rate – 2.25	2023 ~ 2024	—		5,186
	Project loans	—	2022 ~ 2027	—		8,677
	Others	KTB rate – 2.25	2024 ~ 2025	—		13,707
Shinhan Bank	Facility	3yr Corporate bond AA- + 1.10	2028	—		30,000
Woori Bank	PF Refinancing	CD+1.70	2023 ~ 2026	—		21,613
	PF Refinancing	4.80	2026	—		11,992
Others	Facility	4.60 ~ 5.80	2025 ~ 2028	—		158,260
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD+1.70	2026	—		523
	Others	Floating	2028	—		27,250
	Others	Fixed	—			26,427

				—		3,947,720

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won and thousands of foreign currencies
June 30, 2014
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea National Oil Corporation	Project loans	—	2021 ~ 2023	USD	8,784	￦	8,911
Export-Import Bank of Korea and others	Direct loans and others	3M Libor + 2.60 ~ 3.70	2027	JOD	201,377		288,181
	Commercial Loan and others	3M Libor + 1.50 ~ 2.50	2030 ~ 2033	USD	300,754		307,935
SCNT and others	Shareholder’s loan	6.50	2033	USD	35,063		35,568
	Shareholder’s loan	8.00	2031	JOD	8,498		12,161
PT PJB and others	Shareholder’s loan	12.75	2017	IDR	22,836,220		1,932
HSBC and others	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	363,536		368,771
Others	Others	3M Libor +0.95	2016	USD	166,671		169,071
	Others	—	2019	USD	10,747		10,901

							1,203,431

							5,151,151

Less : Discount of long-term borrowings							(17,184)
Less : Current portion of long-term borrowings							(841,912)
Add : Current portion of discount of long-term borrowings							1,251

						￦	4,293,306

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2013
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2014 ~ 2044	—	￦	8,109
	Facility	4.60	2028	—		43,600
	Facility	3yr KTB rate –1.25	2027	—		9,000
Korea Exchange Bank	Commercial Paper	3M CD + 0.03 ~ 0.54	2014 ~ 2016	—		1,300,000
	Facility	3yr KTB rate – 1.75	2021	—		11,779
	Facility	4.60	2028	—		20,000
	Energy rationalization	3yr KTB rate – 1.75	2015 ~ 2019	—		1,050
	Energy rationalization	2.75 ~ 3.20	2015 ~ 2016	—		7,381
Korea Industrial Bank	Development of power resources	4.00	2016	—		14,200
	Others	3yr KTB rate – 1.25	2016	—		12,000
Kookmin Bank	Development of power resources	4.00	2015	—		12,540
Hana Bank	Development of power resources	4.00	2014	—		8,000
	Others	3yr KTB rate – 1.25	2024 ~ 2025	—		12,300
	PF Refinancing	CD+1.7%	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Export-Import Bank of Korea	Project loans	2.00	2026	—		36,827
Korea Finance Corporation	Facility	1yr KoFC bond rate + 0.20 ~ 0.31	2018 ~ 2019	—		2,300,000
Korea Resources Corporation	Development of power resources	3yr KTB rate – 2.25	2014 ~ 2027	—		64,202
	Facility	3yr KTB rate – 2.25	2023 ~ 2024	—		5,355
	Project loans	—	—	—		8,677
	Others	3yr KTB rate – 2.25	2024 ~ 2025	—		13,707
Shinhan Bank and others	Facility	3yr AA- CB rate + 1.10	2028	—		30,000
Woori Bank	PF Refinancing	CD+1.7%	2026	—		21,613
	PF Refinancing	4.80	2026	—		11,991
Others	Facility	4.60 ~ 5.80	2025 ~ 2028	—		159,200
	PF Refinancing	4.80	2026	—		17,267
	PF Refinancing	CD+1.7%	2026			524
	Others	3yr KTB rate – 2.25	2023 ~ 2028	—		30,774

						4,193,700

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Long-term borrowings as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2013
Type		Interest rate (%)	Maturity	Foreign currency		Local currency
Foreign long-term borrowings
Korea National Oil Corporation	Project loans		2021 ~ 2023	USD	8,784	￦	9,270
Export-Import Bank of US	Project loans	4.48	2014	USD	5,598		5,908
JBIC	Project loans	6M Libor + 1.2	2014	USD	10,301		10,870
Export-Import Bank of Korea and others	Project loans	7.20	2014	USD	2,803		2,958
	Term loan	LIBOR + 2.25	2033	USD	151,921		160,322
	Direct loan and others	LIBOR + 2.6 ~ 3.7	2027	JOD	129,975		194,062
Proparco and others	Shareholder’s loan	LIBOR + 3.7	2027	USD	106,249		112,125
PT PJB	Shareholder’s loan	8.00	2031	JOD	8,498		12,688
	Shareholder’s loan	6.50	—	USD	31,876		33,639
	Shareholder’s loan	12.75	2017	IDR	22,446,293		1,939
SMBC and others	Commercial loan and others	LIBOR + 1.5 ~ 2.5	2030 ~ 2033	USD	131,603		138,881
HSBC and others	Syndicated loan	3M Libor + 0.27 ~ 1.50	2014 ~ 2017	USD	374,124		394,813
Others	Others	—	2019 ~ 2031	USD	11,276		11,900
	Others	LIBOR + 0.95	—	USD	157,516		166,226

							1,255,601

							5,449,301

Less : Discount of long-term borrowings							(19,376)
Less : Current portion of long-term borrowings							(893,532)
Add : Current portion of discount of long-term borrowings							1,997

						￦	4,538,390

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Local debt securities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2014		December 31, 2013

Electricity Bonds(*)	2008.06.05 ~ 2014.06.27	2014.01.13 ~ 2033.08.06	2.77 ~ 7.19	￦	27,450,000	27,290,000
Electricity Bonds	2010.05.28 ~ 2013.06.25	2015.05.28 ~ 2018.06.25	3M CD + 0.25 ~ 1.05		1,160,000	1,160,000
Corporate Bonds	2008.11.13 ~ 2014.06.26	2014.02.26 ~ 2040.12.10	2.60 ~ 7.18		17,050,010	15,150,010

					45,660,010	43,600,010

Less : Discount on local debt securities					(41,480)	(37,675)
Less : Current portion of local debt securities					(4,950,000)	(4,250,000)
Add : Current portion of discount on local debt securities					965	679

				￦	40,669,495	39,313,014

(*)	Electricity Bonds 885 (￦40,000 million) in Electricity Bonds can be redeemed on every April 28th after three years from its issue date.

(5)	Foreign debt securities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2014
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37	USD	249,721	￦	253,317
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75 ~ 7.00	USD	314,717		319,249
FY-04(*)	2004.04.21 ~ 2004.07.21	2014.07.21 ~ 2034.04.21	5.13 ~ 5.75	USD	436,920		443,212
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	5.50 ~ 6.00	USD	650,000		659,360
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		200,000
FY-09	2009.07.21	2014.07.21	5.50	USD	500,000		507,200
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00 ~ 3.13	USD	1,200,000		1,217,280
FY-10	2010.07.29 ~ 2010.11.18	2015.07.29 ~ 2015.11.18	3M Libor+1.00~1.64	USD	250,000		253,600
FY-11	2011.07.13 ~ 2011.07.29	2017.01.30 ~ 2021.07.13	3.63 ~ 4.75	USD	800,000		811,520
FY-11	2011.02.18 ~ 2011.03.17	2014.08.18 ~ 2014.09.17	3M USD Libor+0.80~1.00	USD	200,000		202,880
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.13	USD	1,750,000		1,775,200
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88 ~ 3.16	USD	1,900,000		1,927,360
FY-13	2013.09.26 ~ 2013.10.23	2019.03.26 ~ 2019.04.23	1.50 ~ 1.63	CHF	400,000		455,372
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		310,460
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M Libor+0.84~1.50	USD	500,000		507,200
FY-14	2014.02.11	2019.02.11	2.75	USD	300,000		304,320
FY-14	2014.01.28 ~ 2014.05.22	2017.01.28 ~ 2017.05.22	3M Libor+105bp~0.78	USD	300,000		304,320

							10,451,850

Less : Discount on foreign debt securities							(65,492)
Add : Premium on foreign debt securities							316
Less : Current portion of foreign debt securities							(862,696)
Add : Current portion of discount on foreign debt securities							125

						￦	9,524,103

(*)	For Global 4 in FY-04, early redemption of USD 13,080,000 was requested during the six-month period ended June 30, 2014 and remaining amount is USD 286,920,000 as of June 30, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Foreign debt securities as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2013
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

FY-96	1996.04.01 ~ 1996.12.06	2026.12.06 ~ 2096.04.01	6.00 ~ 8.37	USD	250,022	￦	263,848
FY-97	1997.01.31 ~ 1997.08.04	2027.01.31 ~ 2027.08.04	6.75 ~ 7.00	USD	314,717		332,121
FY-04	2004.04.21 ~ 2004.07.21	2014.07.21 ~ 2034.04.21	5.13 ~ 5.75	USD	450,000		474,885
FY-06	2006.03.14 ~ 2006.09.29	2016.03.14 ~ 2016.09.29	5.50 ~ 6.00	USD	650,000		685,945
FY-08	2008.11.27	2018.11.27	4.19	JPY	20,000,000		200,932
FY-09	2009.06.17 ~ 2009.07.21	2014.06.17 ~ 2014.07.21	5.50 ~ 6.25	USD	1,500,000		1,582,950
FY-10	2010.09.16 ~ 2010.10.05	2015.09.16 ~ 2015.10.05	3.00 ~ 3.13	USD	1,200,000		1,266,360
FY-10	2010.07.29 ~ 2010.11.18	2015.07.29 ~ 2015.11.18	3M USD Libor+1.00~1.64	USD	250,000		263,825
FY-11	2011.07.13 ~ 2011.07.29	2017.01.29 ~ 2021.07.13	3.63 ~ 4.75	USD	800,000		844,240
FY-11	2011.02.18 ~ 2011.04.15	2014.04.15 ~ 2014.09.17	3M USD Libor+0.80~1.00	USD	300,000		316,590
FY-12	2012.05.10 ~ 2012.09.19	2017.05.10 ~ 2022.09.19	2.50 ~ 3.00	USD	1,750,000		1,846,775
FY-13	2013.02.20 ~ 2013.07.25	2018.02.20 ~ 2018.07.25	3M USD Libor+0.84~1.5	USD	500,000		527,650
FY-13	2013.09.25	2020.09.25	5.75	AUD	325,000		305,487
FY-13	2013.09.26 ~ 2013.10.23	2019.03.26 ~ 2019.04.23	1.50~1.63	CHF	400,000		475,468
FY-13	2013.02.05 ~ 2013.11.27	2018.02.05 ~ 2018.11.27	1.88 ~ 3.16	USD	1,900,000		2,005,070

							11,392,146

Less : Discount on foreign debt securities							(75,936)
Add : Premium on foreign debt securities							353
Less : Current portion of foreign debt securities							(2,375,007)
Add : Current portion of discount on foreign debt securities							7,692

						￦	8,949,248

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

24.	Finance Lease Liabilities

(1)	Lease contracts

The Company enters into a power purchase agreement (“PPA”) under which the Company is committed to purchasing an aggregate capacity of 3,770 megawatts for approximately twenty years from independent power producers, such as, GS EPS and three other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plants’ economic life.

(2)	Finance lease liabilities as of June 30, 2014 and December 31, 2013 are as follows and are included in current and non-current trade and other payables, net, in the accompanying consolidated statements of financial position:

In millions of won	June 30, 2014			December 31, 2013
	Minimum lease payments		Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments

Less than 1 year	￦	190,899	110,029	202,309	115,308
1 ~ 5 years		668,378	490,166	716,928	521,031
More than 5 years		337,887	224,693	381,742	248,627

	￦	1,197,164	824,888	1,300,979	884,966

(3)	Current and non-current portion of financial lease liabilities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Current finance lease liabilities	￦	110,029	115,308
Non-current finance lease liabilities		714,859	769,658

	￦	824,888	884,966

(4)	Lease payments recognized as an expense from a lessee position for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Minimum lease payment	￦	61,958	125,038	64,957	134,677
Contingent rent payment		(4,370)	(8,977)	(3,660)	(7,714)

	￦	57,588	116,061	61,297	126,963

(5)	The Company does not have any irrevocable operating lease contracts as of June 30, 2014 and December 31, 2013.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Defined benefit obligations	￦	2,270,921	2,064,505
Other long-term employee benefit obligations		74,565	72,791

	￦	2,345,486	2,137,296

(2)	Principal assumptions on actuarial valuation as of June 30, 2014 and December 31, 2013 are as follows:

	June 30, 2014	December 31, 2013

Discount rate	3.39% ~ 3.63%	3.72% ~ 4.12%
Future salary and benefit levels	5.44%	4.80%
Weighted average duration	13.04 years	12.90 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Current service cost	￦	77,446	153,753	85,917	170,077
Interest cost		25,375	51,181	23,615	47,907
Expected return on plan assets		(5,623)	(11,226)	(4,204)	(7,634)

	￦	97,198	193,708	105,328	210,350

Expenses as described above are recognized in those items below in the financial statements.

In millions of won	June 30, 2014		June 30, 2013

Cost of sales	￦	140,755	150,262
Selling and administrative expenses		33,126	36,683
Others (Construction-in-progress and others)		19,827	23,405

	￦	193,708	210,350

In addition, for the six-month periods ended June 30, 2014 and 2013, employee benefit obligations expense of ￦18,925 million and ￦19,869 million, respectively, is recognized as cost of sales, and ￦1,748 million and ￦2,478 million, respectively, is recognized as selling and administrative expenses, and ￦6,503 million and ￦5,906 million, respectively relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Present value of defined benefit obligation from funded plans	￦	2,835,138	2,629,057
Fair value of plan assets		(564,217)	(564,552)

		2,270,921	2,064,505

Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	2,270,921	2,064,505

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	2,629,057	2,542,207
Current service cost		153,753	348,945
Interest cost (*)		51,181	100,315
Remeasurement component		99,994	(204,478)
Actual payments		(99,826)	(157,711)
Others		979	(221)

Ending balance	￦	2,835,138	2,629,057

(*)	Corporate bond (AAA rated) yield at year-end is applied to the interest cost on employee benefit obligations.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	564,552	472,342
Expected return		11,226	15,975
Remeasurement component		(2,812)	243
Contributions by the employers		2,311	90,011
Contributions by the employees		—	11,709
Actual payments		(11,221)	(25,532)
Others		161	(196)

Ending balance	￦	564,217	564,552

In addition, gain or loss on accumulated remeasurement component amounted to ￦(-)78,939 million and ￦39,591 million and has been recognized as other comprehensive income (loss) for the six-month period ended June 30, 2014 and December 31, 2013, respectively.

(7)	Details of the fair value of plan assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Equity instruments	￦	43,952	35,463
Debt instruments		175,892	124,056
Bank deposit		203,810	117,626
Others		140,563	287,407

	￦	564,217	564,552

For the six-month period ended June 30, 2014 and the year ended December 31, 2013, actual returns on plan assets are amounted to ￦8,414 million and ￦16,218 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Actuarial gain from changes in demographic assumptions	￦	—	100,715
Actuarial gain (loss) from changes in financial assumptions		116,165	(351,257)
Experience adjustments		(16,171)	46,064
Expected return		2,812	(243)

	￦	102,806	(204,721)

Remeasurement component recognized as other comprehensive income (loss) is recorded in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Employment benefits	￦	763,939	—	777,419	—
Provision for employment benefits		763,939	—	777,419	—

Litigation		—	22,700	—	23,720
Litigation provisions		—	22,700	—	23,720

Decommissioning cost		—	12,822,509	—	12,568,622
Nuclear plants		—	10,109,557	—	9,887,621
Spent fuel		—	1,242,142	—	1,211,440
Waste		—	1,259,742	—	1,249,062
PCBs		—	210,257	—	219,704
Other recovery provisions		—	811	—	795

Others		520,427	8,358	336,398	9,972
Power plant regional support program		120,966	—	112,498	—
Provisions for tax		—	649	—	649
Provisions for financial guarantee		—	6,609	—	8,789
Provisions for RPS		398,846	—	223,259	—
Others		615	1,100	641	534

	￦	1,284,366	12,853,567	1,113,817	12,602,314

(2)	Changes in provisions for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	777,419	312,972	(295,027)	(31,425)	—	763,939
Provision for employment benefits		777,419	312,972	(295,027)	(31,425)	—	763,939

Litigation		23,720	11,998	(9,331)	(3,687)	—	22,700
Litigation provisions		23,720	11,998	(9,331)	(3,687)	—	22,700

Decommissioning cost		12,568,622	472,755	(214,420)	(4,614)	166	12,822,509
Nuclear plants		9,887,621	221,993	(57)	—	—	10,109,557
Spent fuel		1,211,440	235,514	(204,812)	—	—	1,242,142
Waste		1,249,062	10,514	—	—	166	1,259,742
PCBs		219,704	4,718	(9,551)	(4,614)	—	210,257
Other recovery provisions		795	16	—	—	—	811

Others		346,371	278,446	(70,509)	(46,983)	21,460	528,785
Power plant regional support program		112,498	20,427	(17,906)	—	5,947	120,966
Provisions for tax		649	—	—	—	—	649
Provisions for financial guarantee		8,789	—	—	(1,087)	(1,093)	6,609
Provisions for RPS		223,260	257,468	(52,523)	(45,972)	16,613	398,846
Others		1,175	551	(80)	76	(7)	1,715

	￦	13,716,132	1,076,171	(589,287)	(86,709)	21,626	14,137,933

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows, continued:

In millions of won	December 31, 2013
	Beginning balance		Accretion expenses	Payment	Reversal	Other	Ending balance

Employment benefits	￦	816,612	625,921	(574,900)	(90,214)	—	777,419
Provision for employment benefits		816,612	625,921	(574,900)	(90,214)	—	777,419

Litigation		26,697	17,610	(8,874)	(11,713)	—	23,720
Litigation provisions		26,697	17,610	(8,874)	(11,713)	—	23,720

Decommissioning cost		12,133,393	872,465	(437,859)		623	12,568,622
Nuclear plants		9,462,723	424,910	(12)	—	—	9,887,621
Spent fuel		1,207,842	407,236	(403,638)	—	—	1,211,440
Waste		1,242,396	29,490	(23,447)	—	623	1,249,062
PCBs		219,669	10,797	(10,762)	—	—	219,704
Other recovery provisions		763	32	—	—	—	795

Others		169,019	261,076	(97,788)	(3,153)	17,217	346,371
Power plant regional support program		106,763	35,952	(43,325)	—	13,108	112,498
Provisions for tax		3,900	—	(3,251)	—	—	649
Provisions for financial guarantee		9,086	1,667	—	(1,964)	—	8,789
Provisions for RPS		48,795	222,824	(51,451)	(1,130)	4,222	223,260
Others		475	633	239	(59)	(113)	1,175

	￦	13,145,721	1,777,072	(1,119,421)	(105,080)	17,840	13,716,132

27.	Government Grants

(1)	Government grants as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Land	￦	(3,085)	(3,137)
Buildings		(44,690)	(45,396)
Structures		(194,676)	(193,189)
Machinery		(98,703)	(101,808)
Vehicles		(61)	(83)
Equipment		(814)	(707)
Tools		(233)	(312)
Construction-in-progress		(134,158)	(117,728)
Investment properties		(11)	(13)
Software		(411)	(428)
Development expenditures		(10,189)	(11,705)
Intangible assets under development		(9,058)	(7,792)
Usage rights of donated assets and other		(48)	(53)
Others		(1)	(1)

	￦	(496,138)	(482,352)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Land	￦	(3,137)	—	—	—	53	(1)	(3,085)
Buildings		(45,396)	—	—	1,664	—	(958)	(44,690)
Structures		(193,189)	—	—	4,419	455	(6,361)	(194,676)
Machinery		(101,808)	—	—	4,850	121	(1,866)	(98,703)
Vehicles		(83)	—	—	22	—	—	(61)
Equipment		(707)	—	—	183	—	(290)	(814)
Tools		(312)	—	—	79	—	—	(233)
Construction-in-progress		(117,728)	—	1,580	—	—	(18,010)	(134,158)
Investment properties		(13)	—	—	1	—	1	(11)
Software		(428)	—	—	79	—	(62)	(411)
Development expenditures		(11,705)	—	—	2,102	—	(586)	(10,189)
Intangible assets under development		(7,792)	—	697	—	—	(1,963)	(9,058)
Usage rights of donated assets and other		(53)	—	—	5	—	—	(48)
Others		(1)	—	—	—	—	—	(1)

	￦	(482,352)	—	2,277	13,404	629	(30,096)	(496,138)

In millions of won	December 31, 2013
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance

Cash	￦	(29,741)	(92,000)	—	—	—	121,741	—
Land		(3,106)	—	—	—	—	(31)	(3,137)
Buildings		(44,387)	—	—	3,943	—	(4,952)	(45,396)
Structures		(177,173)	—	—	8,389	1,733	(26,138)	(193,189)
Machinery		(105,112)	—	—	9,507	376	(6,579)	(101,808)
Vehicles		(128)	—	—	45	—	—	(83)
Equipment		(922)	—	—	311	—	(96)	(707)
Tools		(192)	—	—	155	—	(275)	(312)
Construction-in-progress		(94,676)	—	25,669	—	—	(48,721)	(117,728)
Investment properties		(243)	—	—	3	—	227	(13)
Software		(198)	—	—	160	—	(390)	(428)
Development expenditures		(12,371)	—	—	5,686	—	(5,020)	(11,705)
Intangible assets under development		(7,305)	—	5,358	—	—	(5,845)	(7,792)
Usage rights of donated assets and other		(64)	—	—	11	—	—	(53)
Others		(1)	—	—	—	—	—	(1)

	￦	(475,619)	(92,000)	31,027	28,210	2,109	23,921	(482,352)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

28.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts as of June 30, 2014 and December 31, 2013 are as follows and included in current and non-current non-financial liabilities in the accompanying consolidated statements of financial position:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	6,506,639	6,031,311
Increase during the current year/ period		307,484	800,618
Offset during the current year / period		(172,911)	(325,290)

Ending balance	￦	6,641,212	6,506,639

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Current		Non-current	Current	Non-current

Advance received	￦	4,024,155	633,099	3,533,965	632,661
Unearned revenue		60,509	97,145	46,546	108,222
Deferred revenue		333,913	6,307,299	323,463	6,183,176
Withholdings		213,515	41,641	257,365	43,280
Others		545,610	18,083	569,292	18,302

	￦	5,177,702	7,097,267	4,730,631	6,985,641

30.	Contributed Capital

(1)	Details of shares issued as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won except share information
	June 30, 2014
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

In millions of won except share information
	December 31, 2013
	Shares authorized	Shares issued	Par value per share		Owned by government(*)	Owned by others	Total

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Finance Corporation’s ownership of ￦960,800 million are included.

(2)	There were no changes in number of outstanding capital stock for the six-month period ended June 30, 2014 and for the year ended December 31, 2013.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

30.	Contributed Capital, Continued

(3)	Details of share premium as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Legal reserve (*)	￦	1,604,910	1,603,919
Voluntary reserves		22,999,359	22,753,160
Retained earnings before appropriations		8,737,166	8,409,007

Retained earnings	￦	33,341,435	32,766,086

(*)	The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the Company’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		17,181,910	16,935,711
Reserve for equalizing dividends		210,000	210,000

	￦	22,999,359	22,753,160

(*)	The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Tax Incentive Control Law of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	32,766,086	32,564,283
Net profit for the period attributed to owner of the Company		687,014	60,011
Changes in equity method retained earnings		(2,017)	7,671
Actuarial gain (loss) on remeasurement		(53,574)	134,121
Dividend paid		(56,074)	—

Ending balance	￦	33,341,435	32,766,086

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won except share information
	June 30, 2014
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share	Dividends paid

Common shares	641,964,077	18,929,995	623,034,082	￦ 90	56,074

In millions of won except share information
	December 31, 2013
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share	Dividends paid

Common shares	641,964,077	18,929,995	623,034,082	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follow:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	(233)	(7,904)
Changes		(2,017)	7,671
Income tax effect		—	—

Ending balance	￦	(2,250)	(233)

(6)	Changes in remeasurement components for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follow:

In millions of won	June 30, 2014		December 31, 2013

Beginning balance	￦	39,591	(76,088)
Changes		(96,005)	207,761
Income tax effect		42,431	(73,640)
Transfer to reserve for business expansion		(64,956)	(18,442)

Ending balance	￦	(78,939)	39,591

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

32.	Hybrid Bonds

Korea Western Power Co., Ltd. and Korea South-East Power Co., Ltd. which are wholly owned subsidiaries of the Company, issued bond-type hybrid bonds for the six-month period ended June 30, 2014. Bond-type hybrid securities classified as equity (non-controlling interest) as of June 30, 2014 are as follows:

In millions of won
Issuer	Hybrid Bond	Issued date	Maturity	Yield (%)	Amount

Korea Western Power Co., Ltd.	1st bond-type hybrid bond	2012.10.18	2042.10.18	5yr government bond rate+1.20	￦	100,000
Korea South-East Power Co., Ltd.	1st bond-type hybrid bond	2012.12.07	2042.12.06	4.38		170,000
	2nd bond-type hybrid bond	2012.12.07	2042.12.06	4.44		230,000
Expense of issuance						(1,340)

					￦	498,660

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When these subsidiaries decide to not pay dividends on ordinary shares, they are is not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Company’s consolidated financial statements.

33.	Other Components of Equity

(1)	Other components of equity of the parent as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Other capital surpluses	￦	827,065	830,982
Accumulated other comprehensive income (loss)		(197,828)	55,538
Treasury stocks		(741,489)	(741,489)
Other equity		13,294,973	13,294,973

	￦	13,182,721	13,440,004

(2)	Changes in other capital surpluses for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014				December 31, 2013
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal

Beginning balance	￦	303,028	527,954	830,982	303,028	402,420	705,448
Disposal of subsidiary		—	—	—	—	183,522	183,522
Issuance of share capital of subsidiary		—	(3,917)	(3,917)	—	(155)	(155)
Change in consolidation scope		—	—	—	—	(10,224)	(10,224)
Income tax effect		—	—	—	—	(47,609)	(47,609)

Ending balance	￦	303,028	524,037	827,065	303,028	527,954	830,982

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive Income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for loss on valuation of derivatives	Total

Beginning balance	￦	62,614	182,261	(170,679)	(18,658)	55,538
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(40,494)	—	—	—	(40,494)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(82,281)	—	—	(82,281)
Foreign currency translation of foreign operations, net of tax		—	—	(99,918)	—	(99,918)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(30,673)	(30,673)

Ending balance	￦	22,120	99,980	(270,597)	(49,331)	(197,828)

In millions of won	December 31, 2013
	Available-for-sale financial asset valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for loss on valuation of derivatives	Total

Beginning balance	￦	(23,929)	143,558	(70,107)	(37,565)	11,957
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		86,543	—	—	—	86,543
Shares in other comprehensive income of associates and joint ventures, net of tax		—	38,703	—	—	38,703
Foreign currency translation of foreign operations, net of tax		—	—	(100,572)	—	(100,572)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	18,907	18,907

Ending balance	￦	62,614	182,261	(170,679)	(18,658)	55,538

(4)	There were no changes in treasury stocks for the six-month period ended June 30, 2014 and for the year ended December 31, 2013.

(5)	Changes in other equity for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Statutory revaluation reserve	￦	13,294,973	13,295,098
Changes in other equity		—	(125)

	￦	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014
	Domestic			Overseas		Total
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	11,761,465	25,772,883	68,561	130,719	11,830,026	25,903,602
Electricity		11,624,836	25,371,363	—	—	11,624,836	25,371,363
Heat supply		22,677	152,252	—	—	22,677	152,252
Others		113,952	249,268	68,561	130,719	182,513	379,987
Sales of service		64,602	93,424	78,284	114,040	142,886	207,464
Sales of construction services		56,988	95,633	772,233	1,282,336	829,221	1,377,969
Revenue related to transfer of assets from customers		87,166	172,911	—	—	87,166	172,911

	￦	11,970,221	26,134,851	919,078	1,527,095	12,889,299	27,661,946

In millions of won	June 30, 2013
	Domestic			Overseas		Total
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended

Sales of goods	￦	10,873,457	24,052,635	65,050	120,231	10,938,507	24,172,866
Electricity		10,802,110	23,723,288	—	—	10,802,110	23,723,288
Heat supply		33,190	161,831	—	—	33,190	161,831
Others		38,157	167,516	65,050	120,231	103,207	287,747
Sales of service		37,509	84,825	32,823	65,879	70,332	150,704
Sales of construction services		74,000	98,087	513,478	895,171	587,478	993,258
Revenue related to transfer of assets from customers		79,947	158,534	—	—	79,947	158,534

	￦	11,064,913	24,394,081	611,351	1,081,281	11,676,264	25,475,362

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Salaries	￦	132,556	273,439	109,179	265,807
Retirement benefit expense		16,270	34,902	19,126	39,161
Welfare and benefit expense		23,895	47,119	24,687	47,772
Insurance expense		2,859	5,739	1,833	3,728
Depreciation		16,300	32,767	17,166	33,779
Amortization of intangible assets		10,053	20,762	12,432	25,067
Bad debt expense		12,127	12,628	12,165	9,857
Commission		150,610	273,124	144,704	257,789
Advertising expense		5,796	10,282	5,857	12,813
Training expense		1,191	2,364	801	2,275
Vehicle maintenance expense		3,019	5,853	3,176	6,262
Publishing expense		677	1,358	871	1,644
Business promotion expense		789	1,582	929	1,844
Rent expense		7,334	15,768	7,682	16,322
Telecommunication expense		5,058	11,346	6,681	12,986
Transportation expense		94	178	85	178
Taxes and dues		59,926	66,926	5,137	9,634
Expendable supplies expense		854	1,755	1,111	2,117
Water, light and heating expense		2,289	4,983	2,376	5,246
Repairs and maintenance expense		6,224	13,183	6,048	8,442
Ordinary development expense		34,747	69,577	34,385	71,261
Travel expense		2,800	6,011	3,614	7,209
Clothing expense		2,511	2,613	1,733	1,754
Survey and analysis expense		124	271	174	293
Membership fee		251	602	241	543
Others		25,117	44,188	23,752	43,806

	￦	523,471	959,320	445,945	887,589

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

36.	Other Non-operating Income and Expense

(1)	Other income for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Reversal of other provisions	￦	1,782	3,842	10,212	10,364
Reversal of allowance for doubtful accounts		14	14	1,142	1,142
Gains on assets contributed		—	20	36	70
Gains on liabilities exempted		18	800	—	—
Compensation and reparations revenue		10,475	21,391	10,571	33,943
Gains on electricity infrastructure development fund		12,997	14,955	7,268	17,732
Revenue from research contracts		2,651	3,026	—	667
Rental income		42,787	91,268	50,837	98,251
Others		4,234	10,365	8,530	14,486

	￦	74,958	145,681	88,596	176,655

(2)	Other expense for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Accretion expenses of other provisions	￦	24	129	241	276
Depreciation expenses on investment properties		234	417	232	458
Depreciation expenses on idle assets		1,667	3,330	1,659	3,317
Other bad debt expense		5,801	17,671	—	5,576
Donations		2,822	9,849	2,473	9,796
Others		3,750	5,961	4,328	6,723

	￦	14,298	37,357	8,933	26,146

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

37.	Other Gains (Losses)

Details of other gains (losses) for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Other Gains
Gains on disposal of property plant, and equipment	￦	25,092	32,508	9,434	22,180
Gains on foreign currency translation		2,994	5,501	1,072	2,422
Gains on foreign currency transaction		14,994	25,908	18,115	29,250
Insurance proceeds		3,046	3,046	1,632	1,632
Others		39,285	92,191	35,546	90,036

Other losses
Losses on disposal of property plant and equipment		(7,197)	(10,141)	(13,086)	(24,308)
Losses on disposal of intangible assets		(17)	(17)	—	—
Impairment loss on property, plant and equipment		—	—	—	(1,161)
Impairment loss on intangible assets		—	—	—	(2)
Losses on foreign currency translation		(3,812)	(5,431)	(4,552)	(10,017)
Losses on foreign currency transaction		(11,202)	(24,878)	(23,718)	(46,175)
Others		(13,788)	(28,210)	(17,798)	(24,329)

	￦	49,395	90,477	6,645	39,528

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

38.	Finance Income

(1)	Finance income for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest income	￦	49,810	98,005	46,536	97,198
Dividends income		1,022	13,547	423	9,784
Gains on valuation of derivatives		2,317	8,580	158,727	462,978
Gains on transaction of derivatives		799	38,214	64,877	104,571
Gains on foreign currency translation		578,508	441,738	20,931	44,573
Gains on foreign currency transaction		48,888	55,864	1,801	9,040

	￦	681,344	655,948	293,295	728,144

(2)	Interest income included in finance income for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Cash and cash equivalents	￦	14,600	26,835	16,264	32,154
Available-for-sale financial assets		110	218	283	810
Held-to-maturity investments		21	38	16	31
Loans and receivables		8,981	16,929	7,966	20,657
Short-term financial instrument		1,142	3,148	2,567	8,682
Long-term financial instrument		81	191	5	10
Other financial assets		—	—	526	533
Trade and other receivables		24,875	50,646	18,909	34,321

	￦	49,810	98,005	46,536	97,198

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

39.	Finance Expenses

(1)	Finance expenses for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Interest expense	￦	596,721	1,193,767	600,324	1,195,607
Losses on sale of financial assets		—	2	—	—
Impairment of available-for-sale financial assets		41,792	41,792	10,673	10,673
Losses on valuation of derivatives		542,768	405,385	5,152	20,406
Losses on transaction of derivatives		63,008	88,287	18,559	43,456
Losses on foreign currency translation		31,521	40,316	324,000	729,549
Losses on foreign currency transaction		8,262	13,190	65,116	83,676
Losses on repayment of financial liabilities		199	199	—	—

	￦	1,284,271	1,782,938	1,023,824	2,083,367

(2)	Interest expenses included in finance costs for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Trade and other payables	￦	24,764	47,140	26,188	52,410
Short-term borrowings		11,156	15,678	13,486	21,296
Long-term borrowings		45,841	90,265	48,895	103,551
Debt securities		572,651	1,162,503	556,082	1,091,410
Other financial liabilities		145,782	292,905	141,600	282,325

		800,194	1,608,491	786,251	1,550,992

Less: Capitalized borrowing costs		(203,473)	(414,724)	(185,926)	(355,385)

	￦	596,721	1,193,767	600,325	1,195,607

Capitalization rates for the six-month periods ended June 30, 2014 and 2013 are 3.32% ~ 4.11% and 3.82% ~ 4.62%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

40.	Income Tax Expense

(1)	Income tax expense for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won
	June 30, 2014		June 30, 2013
Current income tax expense
Payment of income tax	￦	583,864	514,394
Adjustment recognized in the period for current tax of prior period		(19,200)	(25,488)
Current income tax directly recognized in equity		76,300	(30,658)

		640,964	458,248

Deferred income tax expense
Generation and realization of temporary differences		(40,615)	(75,265)
Recognition of unrecognized tax losses in the past, tax credit and temporary differences before prior year		(3,181)	80,225
Changes in deferred tax on tax losses incurred during the period		(36,295)	(556,855)
Tax credit carry forwards		16,819	(12,083)

		(63,272)	(563,978)

Income tax expense (benefit)	￦	577,692	(105,730)

(2)	Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate of 24.2% to income before income taxes for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won
	June 30, 2014		June 30, 2013

Income (loss) before income tax expense	￦	1,330,475	(1,530,158)

Income tax expense (benefit) computed at applicable tax rate of 24.2%		321,975	(370,298)

Adjustments
Additional payment of income taxes or receipt of income tax refunds		2,278	(31,238)
Effect of applying gradual tax rate		4,689	(726)
Effect of non-taxable revenue		(31,124)	(103,722)
Effect of non-deductible expenses		6,688	3,348
Effects of tax credits and deduction		(13,364)	(21,080)
Recognition of unrecognized tax losses in the past, tax credit, and temporary differences before prior year		(3,571)	77,796
Consolidated deferred income tax		306,630	328,648
Others, net		(16,509)	11,542

		255,717	264,568

Income tax expense (benefit)	￦	577,692	(105,730)

Effective tax rate		43.40%	6.90%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

40.	Income Tax Expense, Continued

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014		June 30, 2013

Dividends of hybrid securities	￦	2,612	2,612

	￦	2,612	2,612

(4)	Income tax recognized as other comprehensive income (loss) for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014		June 30, 2013

Income tax recognized as other comprehensive income (loss)
Gains (losses) on valuation of available-for-sale financial assets	￦	11,154	(21,973)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		19,659	40,239
Actuarial gains (losses) on employee benefit obligations		42,197	(9,121)
Investments in associates		585	(42,416)
Others		93	—

	￦	73,688	(33,271)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

40.	Income Tax Expense, Continued

(5)	Changes deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2014 and for the year ended 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Others	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	518,681	39,932	19,264	—	—	577,877
Cash flow hedge		51,991	38,464	11,183	—	—	101,638
Investments in associates or subsidiaries		(5,227,034)	(290,122)	23,582	—	—	(5,493,574)
Property, plant and equipment		(6,061,613)	93,371	—	—	—	(5,968,242)
Finance lease		(142,081)	(37,589)	—	—	—	(179,670)
Intangible assets		10,242	2,267	—	—	—	12,509
Financial assets at fair value through profit or loss		83,645	(41,582)	—	—	—	42,063
Available-for-sale financial assets		(101,088)	10,111	14,165	—	—	(76,812)
Deferred revenue		244,806	(7,734)	—	—	—	237,072
Provisions		3,150,908	129,112	—	—	—	3,280,020
Doubtful receivables		59	1,294	—	—	—	1,353
Other finance liabilities		25,856	6,527	—	2,612	—	34,995
Gains (losses) on foreign exchange translation		(19,164)	(20,110)	—	—	—	(39,274)
Allowance for doubtful accounts		7,314	7,439	—	—	—	14,753
Accrued income		(1,248)	(2,491)	—	—	—	(3,739)
Special deduction		(194,785)	79	—	—	—	(194,706)
Impairment of non-current assets		86,720	—	—	—	—	86,720
Reserve for research and human development		(43,143)	1,208	—	—	—	(41,935)
Others		409,436	38,369	5,494	—	—	453,299

		(7,200,498)	(31,455)	73,688	2,612	—	(7,155,653)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,501,349	42,834	—	—	55,081	2,599,264
Tax credit		56,099	(24,789)	—	—	—	31,310
Others		—	382	—	—	—	382

		2,557,448	18,427	—	—	55,081	2,630,956

	￦	(4,643,050)	(13,028)	73,688	2,612	55,081	(4,524,697)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

40.	Income Tax Expense, Continued

(5)	Changes deferred income tax assets (liabilities) recognized in the statements of financial position for the six-month period ended June 30, 2014 and for the year ended 2013 are as follows, continued:

In millions of won	December 31, 2013
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income	Amounts recognized directly in equity	Ending balance
Deferred income tax on temporary differences
Employee benefits	￦	547,115	45,213	(73,647)	—	518,681
Cash flow hedge		(11,364)	56,939	6,416	—	51,991
Investments in associates or subsidiaries		(5,273,904)	104,803	(10,324)	(47,609)	(5,227,034)
Property, plant and equipment		(6,326,201)	264,588	—	—	(6,061,613)
Finance lease		(159,957)	17,876	—	—	(142,081)
Intangible assets		8,534	1,708	—	—	10,242
Financial assets at fair value through profit or loss		30,148	53,497	—	—	83,645
Available-for-sale financial assets		(73,867)	4,146	(31,367)	—	(101,088)
Deferred revenue		43,752	201,054	—	—	244,806
Provisions		3,003,489	147,419	—	—	3,150,908
Doubtful receivables		59	—	—	—	59
Other finance liabilities		10,794	9,607	—	5,455	25,856
Gains (losses) on foreign exchange translation		6,017	(25,181)	—	—	(19,164)
Allowance for doubtful accounts		(85)	7,399	—	—	7,314
Accrued income		(1,341)	93	—	—	(1,248)
Special deduction		(194,925)	140	—	—	(194,785)
Impairment of non-current assets		—	86,720	—	—	86,720
Reserve for research and human development		(40,485)	(2,658)	—	—	(43,143)
Others		398,870	10,566	—	—	409,436

		(8,033,351)	983,929	(108,922)	(42,154)	(7,200,498)

Deferred income tax on unused tax losses and tax credit
Tax losses		2,696,165	(194,816)	—	—	2,501,349
Tax credit		97,196	(41,097)	—	—	56,099
Others		16,481	(16,481)	—	—	—

		2,809,842	(252,394)	—	—	2,557,448

	￦	(5,223,509)	731,535	(108,922)	(42,154)	(4,643,050)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Deferred income tax assets	￦	476,266	359,535
Deferred income tax liabilities		(5,000,963)	(5,002,585)

	￦	(4,524,697)	(4,643,050)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

40.	Income Tax Expense, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits not recognized in the deferred income tax assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Deductible temporary differences	￦	444,639	441,955
Tax losses and tax credits carryback		31,010	29,775

	￦	475,649	471,730

(8)	Expiration dates of tax losses and unused tax credits not recognized as deferred income tax assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
	Tax losses		Tax credits carryback	Tax losses	Tax credits carryback

Less than 1 year	￦	—	4,252	—	4,484
1 ~ 2 years		—	4,765	—	5,134
2 ~ 3 years		—	15,543	—	16,945
More than 3 years		—	6,450	—	3,212

	￦	—	31,010	—	29,775

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Investments in associates	￦	29,817	—

	￦	29,817	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	10,505,095	10,505,095
Salaries		273,439	1,290,934	1,564,373
Retirement benefit expense		34,902	160,100	195,002
Welfare and benefit expense		47,119	170,645	217,764
Insurance expense		5,739	32,823	38,562
Depreciation		32,767	3,760,760	3,793,527
Amortization of intangible assets		20,762	18,467	39,229
Bad debt expense		12,628	—	12,628
Commission		273,124	155,702	428,826
Advertising expense		10,282	2,572	12,854
Training expense		2,364	3,768	6,132
Vehicle maintenance expense		5,853	4,395	10,248
Publishing expense		1,358	1,556	2,914
Business promotion expense		1,582	1,909	3,491
Rent expense		15,768	63,365	79,133
Telecommunication expense		11,346	33,835	45,181
Transportation expense		178	1,598	1,776
Taxes and dues		66,926	116,601	183,527
Expendable supplies expense		1,755	11,284	13,039
Water, light and heating expense		4,983	14,352	19,335
Repairs and maintenance expense		13,183	613,042	626,225
Ordinary development expense		69,577	177,019	246,596
Travel expense		6,011	23,080	29,091
Clothing expense		2,613	669	3,282
Survey and analysis expense		271	1,075	1,346
Membership fee		602	5,447	6,049
Power purchase		—	5,978,739	5,978,739
Others		44,188	1,497,477	1,541,665

	￦	959,320	24,646,309	25,605,629

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2014 and 2013 are as follows, continued:

In millions of won	June 30, 2013
	Selling and administrative expenses		Cost of sales	Total

Raw materials used	￦	—	11,938,129	11,938,129
Salaries		265,807	1,277,590	1,543,397
Retirement benefit expense		39,161	170,131	209,292
Welfare and benefit expense		47,772	184,357	232,129
Insurance expense		3,728	30,260	33,988
Depreciation		33,779	3,585,280	3,619,059
Amortization of intangible assets		25,067	18,977	44,044
Bad debt expense		9,857	—	9,857
Commission		257,789	144,946	402,735
Advertising expense		12,813	2,967	15,780
Training expense		2,275	3,629	5,904
Vehicle maintenance expense		6,262	4,675	10,937
Publishing expense		1,644	1,869	3,513
Business promotion expense		1,844	2,144	3,988
Rent expense		16,322	45,324	61,646
Telecommunication expense		12,986	34,702	47,688
Transportation expense		178	1,857	2,035
Taxes and dues		9,634	72,511	82,145
Expendable supplies expense		2,117	11,503	13,620
Water, light and heating expense		5,246	13,877	19,123
Repairs and maintenance expense		8,442	828,366	836,808
Ordinary development expense		71,261	166,508	237,769
Travel expense		7,209	23,163	30,372
Clothing expense		1,754	1,028	2,782
Survey and analysis expense		293	1,124	1,417
Membership fee		543	4,545	5,088
Power purchase		—	5,576,035	5,576,035
Others		43,806	878,654	922,460

	￦	887,589	25,024,151	25,911,740

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In won
Type	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Basic earnings (loss) per share	￦	248	1,103	(2,590)	(2,376)

(2)	Basic earnings (loss) per share

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won except number of shares
Type	June 30, 2014			June 30, 2013
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended

Controlling interest in net income (loss)	￦	154,752	687,014	(1,613,819)	(1,480,519)
Income (loss) used in the calculation of total basic earnings (loss) per share		154,752	687,014	(1,613,819)	(1,480,519)
Weighted average number of common shares		623,034,082	623,034,082	623,034,082	623,034,082

(3)	There are no potential dilutive instruments and diluted earnings (loss) per shares are same as basic earnings (loss) per share for the three and six-month period ended June 30, 2014 and 2013.

44.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains unchanged from that of the prior year.

Details of the Company’s capital management accounts as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Total borrowings and debt securities	￦	62,935,311	60,888,150
Cash and cash equivalents		(2,290,306)	(2,232,313)

Net borrowings and debt securities		60,645,005	58,655,837

Total shareholder’s equity		51,728,041	51,450,736

Debt to equity ratio		117.24%	114.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to certain hedge risk exposures. The Company’s overall financial risk management strategy remains unchanged from that of the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Company makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Company decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

	Credit risk management

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals, and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to credit risk as customers of the Company are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

‚	Impairment and allowance account

In accordance with the Company policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the Company of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014		December 31, 2013

Cash and cash equivalents	￦	2,290,306	2,232,313
Derivative assets (trading)		1,979	4,118
Available-for-sale financial assets		1,148,915	1,256,765
Held-to-maturity investments		3,632	2,285
Loans and receivables		625,665	608,239
Long-term/short-term financial instruments		135,947	385,382
Derivative assets (using hedge accounting)		29,037	82,376
Trade and other receivables		8,283,994	9,170,644
Financial guarantee contracts (*)		179,475	261,565

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

Financial guarantee contracts as of June 30, 2014 are as follows:

In thousands of U.S. dollars
Type	Company	Currency	Amounts

Joint ventures	KEPCO SPC Power Corporation	USD	176,927

			176,927

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

	Defined benefit obligation

The following is a sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won		June 30, 2014			December 31, 2013
Type	Accounts	1% Increase		1% Decrease	1% Increase	1% Decrease

Future salary increases	Increase (decrease) in defined benefit obligation	￦	301,164	(326,522)	257,512	(316,563)
Discount rate	Increase (decrease) defined benefit obligation		(263,580)	306,811	(236,761)	274,619

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the six-month period ended June 30, 2014 and 2013 are ￦2,826 million and ￦2,365 million, respectively.

‚	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2014 and December 31, 2013 are as follows:

Type	Accounts	June 30, 2014	December 31, 2013

PCBs	Inflation rate	3.04%	3.10%
	Discount rate	4.39%	4.92%
Nuclear plants	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

The following is a sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won		June 30, 2014			December 31, 2013
Type	Accounts	0.1% Increase		0.1% Decrease	0.1% Increase	0.1% Decrease

Discount rate	PCBs	￦	(1,048)	1,056	(1,086)	1,095
	Nuclear plants		(221,707)	227,773	(221,516)	227,667
	Spent fuel		(47,331)	49,167	(46,164)	47,953
Inflation rate	PCBs		1,178	(1,171)	1,113	(1,106)
	Nuclear plants		246,119	(239,639)	240,778	(234,438)
	Spent fuel		49,877	(47,550)	48,646	(46,895)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment affected by uncertainties in underlying assumptions

	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2014 and December 31, 2013 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

AUD	11,602	1,460	321,932	321,444
CAD	4	4	145	611
CNY	—	1	—	—
EUR	7,029	27,946	21,583	33,398
IDR	360,343	546,902	16,010	2,973
MXN	5,322	5,064	122	426
PHP	267,571	248,623	16,890	22,954
SAR	1,505	1,565	—	—
USD	1,008,154	627,504	10,417,381	11,207,483
INR	482,223	362,996	216,136	500,933
PKR	153,424	116,847	—	650
MGA	1,653,463	2,124,218	68,361	101,503
JPY	240,360	176,921	23,889,922	22,521,580
KZT	153,592	164,790	—	16,517
GBP	—	—	57	4
CHF	4,170	143,120	400,012	400,012
AED	939	288	5,025	809
ZAR	134	—	—	—
SGD	—	—	4	—
JOD	472	132	1	1
BDT	58,760	34,753	4,449	2,977
CLP	—	93	—	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
Type	10% Increase		10% Decrease	10% Increase	10% Decrease

Increase (decrease) of income before income tax	￦	(1,053,415)	1,053,415	(1,199,673)	1,199,673
Increase (decrease) of shareholder’s equity(*)		(1,053,415)	1,053,415	(1,199,673)	1,199,673

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

Sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2014 and December 31, 2013.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into cross-currency swap agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

‚	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
Type	June 30, 2014		December 31, 2013

Short-term borrowings	￦	21,175	48,981
Long-term borrowings		4,750,279	5,029,163
Debt securities		2,428,000	2,268,065

	￦	7,199,454	7,346,209

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	(71,995)	71,995	(73,462)	73,462
Increase (decrease) of shareholder’s equity (*)		(71,995)	71,995	(73,462)	73,462

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

ƒ	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won	June 30, 2014			June 30, 2013
Type	1% Increase		1% Decrease	1% Increase	1% Decrease

Increase (decrease) of profit before income tax	￦	253,714	(253,714)	241,439	(241,439)
Increase (decrease) of shareholder’s equity (*)		253,714	(253,714)	241,439	(241,439)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, The Company has the ability to utilize excess cash or long-term borrowings for major construction investments.

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2014 and December 31, 2013. This table, based on the undiscounted cash flows of the non-derivative financial liabilities, has been completed based on the respective liabilities’ earliest maturity date.

In millions of won	June 30, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	11,250,637	8,761,750	25,213,883	29,141,716	74,367,986
Finance lease liabilities		190,899	183,441	484,937	337,887	1,197,164
Trade and other payables		4,941,830	278,572	547,055	2,454,026	8,221,483
Financial guarantee contracts (*)		25,639	25,639	76,918	51,279	179,475

	￦	16,409,005	9,249,402	26,322,793	31,984,908	83,966,108

In millions of won	December 31, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Borrowings and debt securities	￦	9,676,694	8,052,432	25,845,951	29,021,954	72,597,031
Finance lease liabilities		202,309	184,809	532,119	381,742	1,300,979
Trade and other payables		5,777,455	397,279	751,577	2,053,005	8,979,316
Financial guarantee contracts (*)		88,190	26,673	80,019	66,683	261,565

	￦	15,744,648	8,661,193	27,209,666	31,523,384	83,138,891

(*)	Total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2014 and December 31, 2013 are ￦6,609 million and ￦8,789 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The expected maturities for non-derivative financial assets as of June 30, 2014 and December 31, 2013 in detail are as follows:

In millions of won	June 30, 2014
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	2,290,306	—	—	—	2,290,306
Available-for-sale financial assets		—	—	—	1,148,915	1,148,915
Held-to-maturity investments		206	3,413	13	—	3,632
Loans and receivables		71,660	192,713	409,359	9,979	683,711
Long-term/short-term financial instruments		134,887	—	—	1,060	135,947
Trade and other receivables		6,729,434	770,084	714,720	78,844	8,293,082

	￦	9,226,493	966,210	1,124,092	1,238,798	12,555,593

In millions of won	December 31, 2013
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total

Cash and cash equivalents	￦	2,232,313	—	—	—	2,232,313
Available-for-sale financial assets		—	76	—	1,256,689	1,256,765
Held-to-maturity investments		168	2,105	12	—	2,285
Loans and receivables		51,503	242,827	298,397	75,165	667,892
Long-term/short-term financial instruments		384,199	—	615	568	385,382
Trade and other receivables		7,528,508	731,914	802,752	115,849	9,179,023

	￦	10,196,691	976,922	1,101,776	1,448,271	13,723,660

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading		(133,688)	(258,052)	(213,755)	(97,254)	(702,749)
- Hedging		(74,083)	(21,019)	(301,659)	(45,416)	(442,177)

	￦	(207,771)	(279,071)	(515,414)	(142,670)	(1,144,926)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	December 31, 2013
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total

Gross settlement
- Trading	￦	(314,891)	(134,050)	(33,831)	(44,343)	(527,115)
- Hedging		(64,794)	(26,409)	(187,689)	(49,071)	(327,963)

	￦	(379,685)	(160,459)	(221,520)	(93,414)	(855,078)

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. short-term financial assets held for trading, available-for-sale financial assets, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Company uses that technique.

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
Type	Book value		Fair value	Book value	Fair value

Assets recognized at fair value
Available-for-sale financial assets (*1)	￦	1,148,915	1,148,915	1,256,765	1,256,765
Derivative assets (trading)		1,979	1,979	4,118	4,118
Derivative assets (using hedge accounting)		29,037	29,037	82,376	82,376
Long-term financial instruments		1,060	1,060	1,183	1,183
Short-term financial instruments		134,887	134,887	384,199	384,199

		1,315,878	1,315,878	1,728,641	1,728,641

Assets carried at amortized cost
Held-to-maturity investments		3,632	3,632	2,285	2,285
Loans and receivables		625,665	625,665	608,239	608,239
Trade and other receivables		8,283,994	8,283,994	9,170,644	9,170,644
Cash and cash equivalents		2,290,306	2,290,306	2,232,313	2,232,313

		11,203,597	11,203,597	12,013,481	12,013,481

Liabilities recognized at fair value
Derivative liabilities (trading)		428,620	428,620	491,035	491,035
Derivative liabilities (using hedge accounting)		391,418	391,418	209,440	209,440

		820,038	820,038	700,475	700,475

Liabilities carried at amortized cost
Secured borrowings		663,614	663,614	582,053	579,111
Unsecured bond		56,005,204	59,289,467	54,878,897	57,226,079
Finance lease liabilities		824,888	824,888	884,966	884,966
Unsecured borrowings		6,245,318	6,390,961	5,383,966	5,493,786
Trade and other payables(*2)		8,221,483	8,221,483	8,979,316	8,979,316
Bank overdraft		21,175	21,175	43,233	43,233

	￦	71,981,682	75,411,588	70,752,431	73,206,491

(*1)	Book values of equity securities held by the Company that were measured at cost as of June 30, 2014 and December 31, 2013 are ￦319,520 million and ￦330,001 million, respectively, as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.
(*2)	Excludes finance lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2014 and December 31, 2013 are as follows:

Type	June 30, 2014	December 31, 2013

Derivatives	0.13% ~ 3.06%	0.17% ~ 4.34%
Borrowings and debt securities	0.99% ~ 3.66%	1.40% ~ 4.11%
Finance lease	5.90% ~ 10.83%	5.90% ~ 10.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	642,553	—	186,842	829,395
Derivative assets		—	31,016	—	31,016

		642,553	31,016	186,842	860,411

Financial liabilities at fair value
Derivative liabilities		—	820,038	—	820,038

In millions of won	December 31, 2013
Type	Level 1		Level 2	Level 3	Total

Financial assets at fair value
Available-for-sale financial assets	￦	740,805	—	185,959	926,764
Derivative assets		—	86,494	—	86,494

		740,805	86,494	185,959	1,013,258

Financial liabilities at fair value
Derivative liabilities		—	700,475	—	700,475

The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2014 and for the year ended December 31, 2013 are as follows:

In millions of won	June 30, 2014
	Beginning balance		Acquisition	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	171,304	—	(3)	—	—	171,301
Debt securities		14,655	—	—	—	886	15,541

In millions of won	December 31, 2013
	Beginning balance		Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance

Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	169,637	—	784	883	—	—	171,304
Debt securities		22,518	—	—	—	—	(7,863)	14,655
Financial liabilities at fair value
Derivative liabilities
Derivative liabilities (trading)		9,491	—	—	—	(9,491)	—	—

45.	Service Concession Arrangements

(1)	Significant terms and concession period of the arrangement

The Company has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Company can collect the electricity rates which are composed of fixed costs and variable costs during the concession period after building, rehabilitating, and operating the power plant.

(2)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Company has an obligation to transfer its ownership of the power plant to NPC.

(3)	The Company’s expected future collections of service concession arrangements as of June 30, 2014 are as follows:

In millions of won
Type	Amounts

Less than 1 year	￦	211,917
1 ~ 2 years		211,917
2 ~ 3 years		211,917
Each year thereafter through 2022		229,576

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties

(1)	Related parties of the Company as of June 30, 2014 are as follows:

Type	Related party

Parent	Republic of Korea Government

Subsidiaries (78 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garorim Tidal Power Plant Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KEPCO Canada Energy Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Australia Pty., Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd. KEPCO Middle East Holding Company, Qatrana Electric Power Company, KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., Korea Waterbury Uranium Limited Partnership, KEPCO Canada Uranium Investment Limited Partnership, Korea Electric Power Nigeria Ltd., KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, PT. Cirebon Power Service, KOWEPO International Corporation, KOSPO Jordan LLC, EWP Philippines Corporation (Formerly, EWP Cebu Corporation), EWP Philippine Holdings Corporation, EWP America Inc., EWP Renewable Co., DG Fairhaven Power, LLC, DG Kings Plaza Holdings, LLC, DG Kings Plaza, LLC, DG Kings Plaza II, LLC, DG Whitefield, LLC, Springfield Power, LLC, KNF Canada Energy Limited, PT KEPCO Resource Indonesia, EWP Barbados 1 SRL, California Power Holdings, LLC, Gyeonggi Green Energy Co., Ltd., PT. Tanggamus Electric Power, Gyeongju Wind Power Co., Ltd., KOMIPO America Inc., Boulder Solar Power, LLC, EWPRC Biomass Holdings, LLC, KOSEP USA, INC., PT. EWP Indonesia, KOWEPO America LLC., KEPCO Netherlands J3 B.V., Korea Offshore Wind Power Co., Ltd., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KOSEP Material Co., Ltd., Commerce and Industry Energy Co., Ltd., KEPCO Singapore Holding Pte., Ltd., KOWEPO India Private Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Company as of June 30, 2014 are as follows, continued:

Type	Related party

Associates (60 associates)	Daegu Green Power Co., Ltd., Korea Gas Corporation, Korea Electric Power Industrial Development Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Muju Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., JinanJangsu Wind Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., Dolphin Property Limited, E-Power S.A., PT Wampu Electric Power, PT. Bayan Resources TBK, S-Power Co., Ltd., Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., Busan Solar Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., Gumi-ochang Photovoltaic Power Co., Ltd., Chungbuk Photovoltaic Power Co., Ltd., Cheonan Photovoltaic Power Co., Ltd., PT. Mutiara Jawa, Hyundai Asan Solar Power Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Jeonnam Solar Co., Ltd., DS POWER Co., Ltd., D Solar Energy Co., Ltd., Dongducheon Dream Power Co., Ltd., KS Solar Corp. Ltd., Yeongwol Energy Station Co., Ltd., Yeonan Photovoltaic Co., Ltd., Q1 Solar Co., Ltd., Jinbhuvish Power Generation, Best Solar Energy Co., Ltd., Seokcheon Solar Power Co., Ltd., SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Golden Route J Solar Power Co., Ltd., Goseong Green Energy Co. Ltd., Naepo Green Energy Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Gangneung Eco Power Co., Ltd.

Joint ventures (37 joint ventures)	KEPCO-Uhde Inc., Eco Biomass Energy Sdn. Bhd., Datang Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, KV Holdings, Inc., KEPCO SPC Power Corporation, Canada Korea Uranium Limited Partnership, KEPCO Energy Resource Nigeria Limited, Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Datang KEPCO Chaoyang Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company, Jamaica Public Service Company Limited, KW Nuclear Components Co., Ltd., Busan Shinho Solar power Co., Ltd., GS Donghae Electric Power Co., Ltd., Yeongam Wind Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd, KODE NOVUS I LLC., KODE NOVUS II LLC., Daejung Offshore Wind Power Co., Ltd., Arman Asia Electric Power Company, KEPCO-ALSTOM Power Electronics Systems, Inc., Dongbu Power Dangjin Corporation, Honam Wind Power Co., Ltd., Nepal Water & Energy Development Company Pty Ltd., Kelar S.A, PT. Tanjung Power Indonesia, Incheon New Power Co., Ltd., Seokmun Energy Co., Ltd., Nghi Son 2 Power Ltd.

Others	Korea Finance Corporation

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(2)	Transactions between KEPCO and its subsidiaries are eliminated during the consolidation and will be not shown as notes.

(3)	Related party transactions for the six-month periods ended June 30, 2014 and 2013 are as follows:

<Sales and others>

In millions of won		Sales and others
Company name	Transaction type	2014		2013

<Associates>
Daegu Green Power Co., Ltd.	Electricity sales	￦	582	16
Dongducheon Dream Power Co., Ltd.	Rental income and others		6,872	—
Korea Gas Corporation	Electricity sales		40,530	66,822
Gumi-ochang Photovoltaic Power Co., Ltd.	Electricity sales		—	—
Chungbuk Photovoltaic Power Co., Ltd	Electricity sales		4	—
Cheonan Photovoltaic Power Co., Ltd.	Electricity sales		2	—
SE Green Energy Co., Ltd	Electricity sales		—	1
Daegu Photovoltaic Co., Ltd.	Service		—	5
Jeongam wind Power Co., Ltd.	Service		5	1
Yeongwol Energy Station Co., Ltd.	Service		2,519	12,622
Yeonan Photovoltaic Co., Ltd.	Electricity sales		3	—
Q1 Solar Co., Ltd.	Electricity sales		9	2
Best Solar Energy Co., Ltd.	Electricity sales		10	—
Seokcheon Solar Power Co., Ltd.	Electricity sales		3	—
DSolar Energy Co., Ltd.	Electricity sales		5	—
KS Solar Co., Ltd	Electricity sales		4	—
Incheon New Power Co., Ltd.	Construction revenue		5,138	—
Hyundai Asan Solar Power Co., Ltd.	Electricity sales		5	—
Korea Electric Power Industrial Development Co., Ltd.	Service		9,200	2,265
DS POWER Co., Ltd.	Construction revenue		38,506	—
YTN Co., Ltd.	Electricity sales		6,250	513
Cheongna Energy Co., Ltd.	Rental income and others		7,259	1,071
Gangwon Wind Power Co., Ltd.	Dividend income		2,057	2,068
Hyundai Green Power Co., Ltd.	Design Service		12,197	11,338
Korea Power Exchange	Service		6,238	6,834
Hyundai Energy Co., Ltd.	Service		27,508	10,740
Ecollite Co., Ltd.	Interest income		—	838
Taebaek Wind Power Co., Ltd.	Service		332	336
Pyeongchang Wind Power Co., Ltd.	Design Service		22	—
Daeryun Power Co., Ltd.	Electricity sales		771	101
Changjuk Wind Power Co., Ltd.	Electricity sales		351	312
KNH Solar Co., Ltd.	Electricity sales		9	10
S-Power Co., Ltd.	Electricity sales		521	—
Busan Solar Co., Ltd.	Electricity sales		9	1
Dolphin Property Limited	Service		—	32
E-POWER S.A.	Repair Service		1,443	1,887

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2014 and 2013 are as follows, continued:

<Sales and others>

In millions of won		Sales and others
Company name	Transaction type	2014		2013

<Joint ventures>
KEPCO SPC Power Corporation	Service	￦	5,954	1,646
KEPCO-ALSTOM Power Electronics Systems, Inc.	Service		502	364
Dongbu Power Dangjin Corporation	Technical fee		6	—
Honam Wind Power Co., Ltd.	Electricity sales		37	—
KW Nuclear Components Co., Ltd.	Service		367	335
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Architectural engineering		1,793	1,690
Busan Shinho Solar power Co., Ltd.	Electricity sales		12	—
Yeongam Wind Power Co., Ltd.	Service		36	—
Global Trade Of Power System Co., Ltd.	Service		39	—
Datang Chifeng Renewable Power Co., Ltd.	Interest income		1,067	1,306
Rabigh Operation & Maintenance Company	Rental income and others		2,822	676
Shuweihat Asia Power Investment B.V.	Service		—	30
Jamaica Public Service Company Limited	Service		1,427	1,379
KV Holdings, Inc.	Dividend income		—	320
Amman Asia Electric Power Company	Service		6,456	16,299

<Purchase and others>

In millions of won		Purchase and others
Company name	Transaction type	2014		2013

<Associates>
Korea Gas Corporation	Purchase of power generation fuel	￦	5,823,882	7,356,226
Gumi-ochang Photovoltaic Power Co., Ltd.	REC Purchase		1,789	2,554
Chungbuk Photovoltaic Power Co., Ltd.	REC Purchase		575	846
Cheonan Photovoltaic Power Co., Ltd.	REC Purchase		435	505
Daegu Photovoltaic Co., Ltd.	Electricity purchase		1,849	2
Golden Route J Solar Power Co., Ltd.	REC Purchase		518	551
Yeonan Photovoltaic Co., Ltd.	Electricity purchase		635	—
Q1 Solar Co., Ltd.	Electricity purchase		2,502	322
Best Solar Energy Co., Ltd.	REC Purchase		2,284	—
Seokcheon Solar Power Co., Ltd.	Electricity purchase		1,193	698
DSolar Energy Co., Ltd.	REC Purchase		1,163	—
KS Solar Co., Ltd	REC Purchase		1,741	—
Hyundai Asan Solar Power Co., Ltd.	Electricity purchase		606	—
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering		114,805	98,343
YTN Co., Ltd.	Service		14	225
Gangwon Wind Power Co., Ltd.	Electricity purchase		14,796	38,518
Hyundai Green Power Co., Ltd.	Electricity purchase		244,214	304,538

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2014 and 2013 are as follows, continued:

<Purchase and others>

In millions of won		Purchase and others
Company name	Transaction type	2014		2013

Korea Power Exchange	Trading Fees	￦	44,205	43,133
Hyundai Energy Co., Ltd.	Electricity purchase		1,806	528
Taebaek Wind Power Co., Ltd.	REC Purchase		7,014	6,663
Changjuk Wind Power Co., Ltd.	Electricity purchase		7,197	6,146
KNH Solar Co., Ltd.	REC Purchase		2,818	3,053
Busan Solar Co., Ltd.	Electricity purchase		2,017	1,166
Green Biomass Co., Ltd.	Woodchip purchase		661	—
<Joint ventures>
KEPCO-ALSTOM Power Electronics Systems, Inc	Service		176	—
Honam Wind Power Co., Ltd.	Electricity purchase		2,385	—
Busan Shinho Solar power Co., Ltd.	Electricity purchase		4,063	4,808
Yeongam Wind Power Co., Ltd.	Electricity purchase		7,081	—
Yeongam F1 Solar Power Plant Co., Ltd.	Electricity purchase		—	556
Expressway Solar-light Power Co., Ltd.	Electricity purchase		1,917	1,534
Jamaica Public Service Company Limited	Service		54	—

(4)	Receivables and payables arising from related party transactions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013

<Associates>
Daegu Green Power Co., Ltd.	Trade receivables	￦	—	35	—	—
Korea Gas Corporation	Trade receivables		—	8,237	—	—
	Non-trade receivables and others		156	1,507	—	—
	Trade payables		—	—	761,328	1,208,072
Chungbuk Photovoltaic Power Co., Ltd.	Non-trade payables and others		—	—	—	101
	Non-trade payables and others		—	—	—	57
Daegu Photovoltaic Co., Ltd.	Non-trade payables and others		—	—	—	212
Jeongam Wind Power Co., Ltd.	Non-trade payables and others		—	—	—	6
Golden Route J Solar Power Co., Ltd.	Non-trade payables and others		—	—	—	48
Yeongwol Energy Station Co., Ltd.	Trade receivables		6,025	11,413	—	—
KOSCON Photovoltaic Co., Ltd.	Non-trade payables and others		—	—	—	45
Yeonan Photovoltaic Co., Ltd.	Trade receivables		—	23	—	—
	Non-trade payables and others		—	—	93	20
Best Solar Energy Co., Ltd.	Non-trade payables and others		—	—	—	21
Seokcheon Solar Power Co., Ltd.	Non-trade payables and others		—	—	—	154

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013

DSolar Energy Co., Ltd.	Non-trade payables and others	￦	—	—	—	29
Incheon New Power Co., Ltd.	Trade receivables		1,859	—	—	—
	Non-trade payables and others		—	—	—	1,483
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		1,052	590	—	—
	Non-trade receivables and others		37	129	—	—
	Trade payables		—	—	4,361	—
	Non-trade payables and others		—	—	1,722	24,357
DS Power Co., Ltd.	Trade receivables		31,161	—	—	—
	Non-trade payables and others		—	—	—	1
YTN Co., Ltd.	Trade receivables		3,229	51	—	—
	Non-trade payables and others		—	—	—	110
Cheongna Energy Co., Ltd.	Trade receivables		—	133	—	—
	Non-trade receivables and others		220	1,805	—	—
	Non-trade payables and others		—	—	360	—
Gangwon Wind Power Co., Ltd.	Trade receivables		—	7	—	—
	Non-trade payables and others		—	—	—	3,720
Hyundai Green Power Co., Ltd.	Trade receivables		171	1,311	—	—
	Non-trade receivables and others		182	—	—	—
	Non-trade payables and others		—	—	—	28,427
Korea Power Exchange	Trade receivables		2,895	3,810	—	—
	Non-trade receivables and others		8	147	—	—
	Trade payables		—	—	—	3,497
	Non-trade payables and others		—	—	1,083	6,709
Hyundai Energy Co., Ltd.	Trade receivables		—	60	—	—
	Non-trade receivables and others		26,677	17,936	—	—
	Non-trade payables and others		—	—	8,992	8,823
Taebaek Wind Power Co., Ltd.	Trade receivables		—	129	—	—
	Non-trade receivables and others		97	—	—	—
	Non-trade payables and others		—	—	—	703
Pyeongchang Wind Power Co., Ltd.	Trade receivables		—	186	—	—
	Non-trade receivables and others		208	—	—	—
Daeryun Power Co., Ltd.	Trade receivables		—	208	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2014 and December 31, 2013 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2014		December 31, 2013	June 30, 2014	December 31, 2013

Changjuk Wind Power Co., Ltd.	Trade receivables	￦	—	92	—	—
	Non-trade receivables and others		89	—	—	—
	Non-trade payables and others		—	—	—	797
Busan Solar Co., Ltd.	Non-trade payables and others		—	—	1,053	3
KNH Solar Co., Ltd.	Trade receivables		—	1	—	—
Green Biomass Co., Ltd.	Non-trade receivables and others		—	258	—	—
	Trade payables		—	—	103	—
	Non-trade payables and others		—	—	—	45
SPC Power Corporation	Non-trade receivables and others		—	6	—	—
E-POWER S.A.	Non-trade receivables and others		2	2	—	—
<Joint Ventures>
KEPCO SPC Power Corporation	Trade receivables		2,939	10,237	—	—
	Non-trade receivables and others		1,688	—	—	—
KEPCO-ALSTOM Power Electronics Systems, Inc	Non-trade receivables and others		—	473	—	—
Dongbu Power Dangjin Corporation	Non-trade receivables and others		1,575	1,575	—	—
Seokmun Energy Co., Ltd.	Non-trade receivables and others		—	196	—	—
GS Donghae Electric Power Co., Ltd. (Formerly, STX Electric Power Co., Ltd.)	Trade receivables		—	323	—	—
	Non-trade receivables and others		695	100	—	—
Busan Shinho Solar power Co., Ltd.	Non-trade payables and others		—	—	382	1,132
Yeongam Wind Power Co., Ltd.	Trade receivables		—	252	—	—
Datang Chifeng Renewable Power Co., Ltd.	Trade receivables		559	613	—	—
Jamaica Public Service Company Limited	Trade receivables		1,078	537	—	—
	Non-trade receivables and others		176	59	—	—
Amman Asia Electric Power Company	Trade receivables		3,093	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(5)	Loans arising from related party transactions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Allowance for doubtful accounts	Others	Ending balance

Joint ventures	KEPCO SPC Power Corporation	￦	48,544	—	—	—	(7,288)	41,256
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		35,679	—	(3,614)	—	456	32,521
Joint ventures	Jamaica Public Service Company Limited		2,111	—	—	—	27	2,138
Associates	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.		25,353	189	(75)	(19,739)	(923)	4,805
Associates	Dolphin Property Limited		953	—	(957)	—	4	—
Associates	Rabigh Electricity Company		103,421	—	(27,815)	—	1,323	76,929
Associates	PT. Cirebon Electric Power		55,741	888	—	—	1,591	58,220
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		—	1,413	—	—	—	1,413

		￦	271,802	1,602	(4,646)	(19,739)	(4,810)	244,209

(6)	Borrowings arising from related party transactions as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
Related parties	Type	June 30, 2014		December 31, 2013

Korea Finance Corporation	Facility	￦	2,300,000	2,300,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to an associates or joint ventures as of June 30, 2014 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Electric Power Corporation	KEPCO SPC Power Corporation	Debt guarantees	USD	176,927	SMBC and others
Korea Electric Power Corporation	Shuweihat Asia O&M Co, Ltd.	Performance guarantees	USD	11,000	ADWEA
Korea Electric Power Corporation	KNOC Nigerian East Oil Co., Ltd. and KNOC Nigerian West Oil Co., Ltd.	Performance guarantees	USD	34,650	Korea National Oil Corporation (Nigerian government)
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	19,800	Standard Chartered Bank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	42,646	Hana Bank, Korea Exchange Bank
		Guarantees for supplemental funding (*)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	USD	19,511
		Guarantees for supplemental funding (*)		—
Korea Western Power Co., Ltd.	Rabigh O&M Co., Ltd.	Performance guarantees	SAR	4,800	Saudi Arabia British Bank
Korea Western Power Co., Ltd.	Deagu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	1,229	Shinhan Capital Co., Ltd.
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested	KRW	144,200	Kookmin Bank
Korea Western Power Co., Ltd.	PT Mutiara Jawa	Collateralized money invested	USD	2,610	Shinhan Bank Singapore
Korea Western Power Co., Ltd.	Heangbok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	92,400	Shinhan Capital Co., Ltd., Nonghyup Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar power Co., Ltd.	Collateralized money invested	KRW	61,880	KT Capital Co., Ltd.
Korea East-West Power Co., Ltd.	GS-Donghae Electric Power Co., Ltd. (Formerly named STX Electric Power Co., Ltd.)	Collateralized money invested	KRW	2,018,120	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	39,000	Shinhan Bank and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	1,296	Shinhan Bank, Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding (*)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	25,477	Korea Development Bank, Daewoo Securities Co., Ltd. and others
		Guarantees for supplemental funding (*)		—
Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	3,801	Shinhan Bank, Woori Bank
		Guarantees for supplemental funding (*)		—
Korea Southern Power Co., Ltd.	Busan Solar Co., Ltd.	Collateralized money invested	KRW	793	Consus Asset Management Co., Ltd
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	76,193	Korea Exchange Bank and others
		Performance guarantees and guarantees for supplemental funding (*)		—
Korea Southern Power Co., Ltd.	KS Solar Corp. Ltd.	Collateralized money invested	KRW	637	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Jeonnam Solar Co., Ltd.	Collateralized money invested	KRW	700	Shinhan Capital Co., Ltd.
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	13,000	Korea Exchange Bank
		Debt guarantees	USD	106,600	SMBC, MIZUHO
KEPCO Engineering & Construction Company, Inc.	DS Power Co., Ltd.	Collateralized money invested	KRW	2,900	Korea Development Bank and Daewoo Securities Co., Ltd.
Korea Southern Power Co., Ltd.			KRW	14,432
KEPCO Engineering & Construction Company, Inc.		Performance guarantees and guarantees for supplemental funding (*)		—
Korea Southern Power Co., Ltd.				—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to an associates or joint ventures as of June 30, 2014 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Secondary guarantor	Type of guarantees	Credit limit		Guarantee

Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	87,003	Korea Development Bank and others
		Guarantees for supplemental funding (*)		—
Korea Midland Power Co., Ltd.	Gangwon Wind Power Co., Ltd.	Collateralized money invested	KRW	7,409	Industrial Bank of Korea
Korea Midland Power Co., Ltd.	Cheonan Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	122	KT Capital Corporation
Korea Midland Power Co., Ltd.	Gumi-ochang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	288	Shinhan Capital Co., Ltd.
Korea Midland Power Co., Ltd.	Chungbuk Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	166	KT Capital Corporation
Korea Midland Power Co., Ltd.	Golden Route J Solar Power Co., Ltd.	Collateralized money invested	KRW	82	Shinhan Capital Co., Ltd.
Korea Midland Power Co., Ltd.	D Solar Energy Co., Ltd.	Collateralized money invested	KRW	400	Shinhan Capital Co., Ltd.
Korea Midland Power Co., Ltd.	Hyundai Asan Solar Power Co., Ltd.	Collateralized money invested	KRW	471	Shinhan Capital Co., Ltd.
Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested	KRW	59,470	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	15,595	Korea Development Bank and others
		Debt guarantees	EUR	4,271
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	16,101	Korea Development Bank and others
		Debt guarantees	EUR	4,175
Korea South-East Power Co., Ltd.	Express solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding (*)	KRW	3,132	Woori Bank and others
		Guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW	108,000	Korea Development Bank and others
		Performance guarantees and guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	YEONGAM Wind Power Co., Ltd.	Collateralized money invested	KRW	11,584	Kookmin Bank and others
		Guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	Yeonan Solar Co., Ltd.	Collateralized money invested	KRW	157	Shinhan Capital Co., Ltd.
Korea South-East Power Co., Ltd.	Q1 Solar Energy Co., Ltd.	Collateralized money invested	KRW	1,005	Shinhan Bank and others
		Guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	Best Solar Energy Co., Ltd.	Collateralized money invested	KRW	1,242	Shinhan Bank and others
		Guarantees for supplemental funding (*)		—
KOSEP USA, INC.	KODE NOVUS II LLC	Collateralized money invested	USD	3,750	Korea Development Bank and others
		Guarantees for supplemental funding (*)		—
	KODE NOVUS I LLC	Guarantees for supplemental funding (*)		—
Korea South-East Power Co., Ltd.	Yeong Wol Energy Station Co., Ltd.	Collateralized money invested	KRW	462	Daewoo Securities Co., Ltd. and others
Korea Hydro & Nuclear Power Co., Ltd.			KRW	1,400
KEPCO KPS	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	6,800	Shinhan Bank
		Guarantees for supplemental funding (*)		—

(*)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2014, there are no guarantees provided by related parties.

(9)	Salaries and other compensations to the key members of management of the Company for the three and six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won
Type	June 30, 2014			June 30, 2013
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended

Salaries	￦	191	384	572	813
Employee benefits		6	11	16	32

	￦	197	395	588	845

47.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the six-month periods ended June 30, 2014 and 2013 are as follows:

In millions of won
Transactions	June 30, 2014		June 30, 2013

Transfer of long-term borrowings and debt securities from non-current to current	￦	6,652,267	4,071,635
Recognition of asset retirement cost and related provision for decommissioning costs		141,358	146,475
Transfer of provision for disposal of spent nuclear fuel to accrued expenses		204,812	182,009

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

48.	Commitments for Expenditure

(1)	The agreements for acquisition of property, plant and equipment as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won	June 30, 2014			December 31, 2013
Contracts	Amounts		Balance	Amounts	Balance

Construction of New Uljin units	￦	14,559,941	10,783,400	14,559,941	11,756,580
Construction of New Kori units		14,097,914	8,087,770	14,097,914	8,306,938
Construction of New Wolseong units		5,310,003	266,627	5,310,003	449,958
Construction of Dangjin units		957,094	289,258	952,729	486,809
Construction of New Boryeong units		1,803,417	1,403,064	1,801,718	1,613,529
Construction of Samcheok units		2,284,899	1,214,295	2,273,156	1,772,954
Construction of Taean IGCC units		915,364	446,976	925,173	521,439
Construction of Taean units		932,715	699,846	937,954	852,254
Construction of office building(KDN)		106,493	36,736	106,493	68,283
Construction of office building(KOPEC)		210,021	133,939	210,021	167,563
Construction of Sejong city cogeneration units		305,360	46,007	305,360	63,485
Purchase of Wonju cogeneration units		50,220	39,333	50,400	50,241
Purchase of Ulsan combined cycle power units		256,760	15,681	256,760	63,514
Purchase of Pyeongtaek combined cycle power units		354,022	54,541	354,976	75,048
Purchase of Andong main machine		234,601	11,730	685,335	28,194
Purchase of diesel for generation		54,177	—	54,177	54,177
Construction of New Yeongheung units		1,575,057	150,470	1,639,047	286,727
Construction of New Yeosu units		458,272	290,478	417,733	337,926
Construction of New Seoul units		586,493	550,493	586,493	550,493
Purchase of Concrete Poles (10M,350KGF)		77,209	22,248	77,209	71,111
Purchase of cable (TR CNCE-W/AL,1C,400SQ) (unit price contract)		149,083	127,666	—	—
Other purchase contracts		107,836	35,874	135,761	65,394

	￦	45,386,951	24,706,432	45,738,353	27,642,617

(2)	As of June 30, 2014, details of contracts for inventory purchase are as follows:

The Company imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Company entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted amounts
Concentrate	2014 ~ 2030	36,288 Ton U3O8
Transformed	2014 ~ 2022	19,511 Ton U
Enrichment	2014 ~ 2029	39,058 Ton SWU
Molded	2014	999 Ton U

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2014 and December 31, 2013 are as follows:

In millions of won
	June 30, 2014			December 31, 2013
	Number of cases	Claim amount		Number of cases	Claim amount

As the defendant	661	￦	432,314	608	￦	407,910
As the plaintiff	145		161,084	123		157,104

The Company is the defendant against a number of claims. The following are potentially significant claims pertaining to the Company:

	Korea Electric Power Corporation (KEPCO) contracted with LS Cable & System Ltd. for 250kv submarine cables installed in the 105km section between Jindo (Mainland) and Jeju Island in September 2009. LS Cable & System Ltd. notified KEPCO of the completion of construction and requested the issuance of a certificate of completion, however KEPCO disagreed that LS Cable & System Ltd. had completed construction in accordance with the conditions of their contract. As a result, KEPCO rejected the goods (submarine cables installed) delivered and refused to pay LS Cable & System Ltd.

LS Cable & System Ltd. filed for arbitration (seeking a total amount of ￦194 billion from KEPCO) with the Korean Commercial Arbitration Board in April 2013 in order to demand unpaid invoices and extra payments relating to claims of rejection of the test on completion and goods (submarine cables installed) delivered.

At this time, management believes the Company does not have a present obligation for this matter and has not recognized any provision as of June 30, 2014 due to the fact that LS Cable & System did not fully perform its obligations according to the contract terms. It is not possible to estimate an amount of potential loss because the Korean Commercial Arbitration Board is in the early stage of the process of examining the factual accuracy of the claims of each party by hiring third party experts.

‚	Korea Nuclear Technology Co., Ltd. was qualified to supply Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of KEPCO, Passive Autocatalytic Recombiners(PAR) which had been developed under a cooperative research and development agreement and designated as items to be developed over a period of three years through a negotiated contract. Korea Nuclear Technology Co., Ltd. filed a lawsuit for damages and compensation against Korea Hydro & Nuclear Power Co., Ltd. relating to claims of contracting with another company through open bid.

The court ruled against the plaintiff based on the principle of freedom of contract and principle of competitive bid preference in October 2013. The plaintiff has filed an appeal as of June 30, 2014.

At this time, management believes the Company does not have a present obligation for this matter and has not recognized any provision as of June 30, 2014 since the Company does not have any legal obligation to have a contract with the plaintiff which is supported decision of the court.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

49.	Contingencies and Commitments, Continued

(1)	Ongoing litigations related with contingent liabilities and assets as of June 30, 2014 and December 31, 2013 are as follows, continued:

ƒ	In December 2013, the Supreme Court of Korea ruled that regular bonuses also fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly. The Supreme Court ruled, that “employees shall not retroactively demand the difference in overtime pay as additional wages, in the event that the demand itself causes an unexpected increase in spending for their company, and thus lead the company to financial difficulty. In that case, the request is not acceptable, since it is unjust, and it is in breach of the principle of good faith.”

Prior to the ruling of the Supreme Court, the Company determined wages in accordance with budget instructions from the Ministry of Strategy and Finance, which excluded bonuses from ordinary wages and was with the consent of the Company’s labor unions. Any request for the retroactive demand for the difference in overtime pay as additional wages may be limited based on the principle of good faith.

At this time, management believes that the Company does not have a present obligation for this matter and has not recognized any provision as of June 30, 2014 because the application of the Supreme Court’s ruling is not clear and it is highly unpredictable to estimate the timing of payment and the amount since the Company is required to follow the Korean government’s guidance, as a government entity. It is not possible to estimate the amount of potential loss because it will be dependent upon the future agreement between the management of the Company and the labor unions or the outcome of any similar lawsuits.

In addition, Korean Power Plant Industry Union and others filed lawsuits (worth ￦44.6 billion) against six generation units including Korea Western Power Co., Ltd., and subsidiaries of KEPCO relating to claims that ordinary wages have been paid without including certain items of wages that should have been included in ordinary wages.

(2)	Guarantees of borrowings provided to other companies as of June 30, 2014 and December 31, 2013 are as follows:

In thousands of U.S. dollars
Guarantees	Financial or non- financial institution	Date of contract	Period of contract	June 30, 2013	December 31, 2012

Repayment guarantees for UAE Shuweihat S3 borrowings	Mizuho, SMBC, HSBC	2011-05-16	2011-05-16 ~ 2014-02-28	—	USD	58,294
Guarantee of UAE Shuweihat S3 interest swap agreement	SMBC	2011-05-16	2011-05-16 ~ 2014-02-28	—	USD	1,500

The Company provides performance guarantee related to construction completion to Kookmin Bank. As such performance guarantee does not meet the definition of financial guarantee contract in K-IFRS 1039 ‘Financial Instruments; Recognition and Measurement’, no related liability is recognized.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2014 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Amount

Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,745,240
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000
Limit amount available for CP	Korea Exchange Bank and others	KRW	1,129,000
Limit amount available for card	Hana Bank and others	KRW	77,023
Certification of payment on payables from foreign country	Korea Development Bank	USD	392,125
Loan limit	The export-import Bank of Korea and others	KRW	91,284
	BNP Paribas and others	USD	2,476,000
Certification of payment on L/C	Woori Bank and others	USD	2,053,182
	Korea Exchange Bank and others	EUR	1,764
	Kookmin bank and others	JPY	8,677,652
	Korea Exchange Bank	GBP	183,507
Certification of performance guarantee on contract	Shinhan Bank and others	KRW	143,318
	Standard Chartered Bank and others	USD	784,683
	Kookmin bank and others	EUR	37,082
	Hana Bank and others	INR	185,077
	Korea Exchange Bank	AED	54,880
Certification of bidding	SMBC and others	USD	10,816
Advance payment bond, warranty bond, retention bond and others	Shinhan Bank	EUR	5,438
	Standard Chartered Bank and others	USD	252,264
	Kathmandu Bank and others	NPR	85,289
Others	Korea Exchange Bank	KRW	4,000
	Hana Bank and others	INR	157,830
	The export-import Bank of Korea and others	USD	1,307,500
Inclusive credit	Korea Exchange Bank	KRW	728,500
	Shinhan Bank and others	INR	47,489
	HSBC and others	USD	352,491

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2014, the blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

In millions of won and thousands of U.S. dollars
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description

Korea Nuclear Fuel Co., Ltd.	Korea Resources Corporation	Blank check	KRW	—	Collateral for borrowings
Korea East-West Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeongju Wind Power Co., Ltd.	KRW	9,240	Collateral for borrowings
Korea Hydro & Nuclear Power Co., Ltd.	Korea Development Bank and others	All shareholdings of Gyeonggi Green Energy Co., Ltd.	KRW	47,000	Collateral for borrowings
Korea Midland Power Co., Ltd.	Hana Bank and others	All shareholdings of Commerce and Industry Energy Co., Ltd.	KRW	13,570	Collateral for borrowings
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Factory estate and others	KRW	327,080	Providing Guarantees (*)
Commerce and Industry Energy Co., Ltd.	Hana Bank and others	Land, buildings, structures and machinery	KRW	111,800	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Korea Development	Existing or expected trade receivables	KRW	20,320	Collateral for borrowings
	Bank and others	Land and Property, Plant and Equipment	KRW	37,549	Collateral for borrowings
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance Lease receivable and Property, Plant and Equipment and others	JOD	45,381	Collateral for borrowings

(*)	The Company provided to the financial institutions the shares of Gyeonggi Green Energy Co., Ltd., one of its subsidiaries, as collateral related to long-term borrowings. Additionally, pledge for transfer of rights of long-term borrowings, pledge for insurance claims related long-term borrowings and other pledges were established.

(5)	Fuel cost adjustment, a new electric tariff system was enacted by the Ministry of Knowledge Economy (“MKE”) (newly named the Ministry of Trade Industry and Energy (“MTIE”)) effective on July 2011. However, due to inflationary and other policy considerations relating to protecting the consumers from sudden and substantial rises in electricity tariff, the MKE issued a hold order on July 29, 2011 to suspend the Company’s billing and collecting the amounts. In July 2014, the Fuel Cost Pass-through Adjustment (“FCPTA”) was abolished by the amendments to Tariff Adjustment Basis (notified by the MTIE on May 21, 2014) and Rules and Rates for Electric Service (approved on June 13, 2014 and implemented in July 2014).

The unbilled FCPTA amounts as of June 30, 2014 is ￦176,468 million, decreased by ￦1,700,903 million from ￦1,877,371 million as of December 31, 2013.

In prior period, the Company concluded that, in consideration of the prolonged unbilled period and consultation with, and information from, the MTIE, the Company would not be able to bill and collect the unbilled FCPTA amounts for the foreseeable future. As a result, there were no FCPTA amounts remaining in the consolidated statement of financial position as of June 30, 2014 and the accumulated unbilled FCPTA will be reflected in the next electricity rates by adjusting the total electricity cost.

(6)	The Company has a potential obligation to reimburse approximately ￦8.3 billion to KEPCO SPC Power Corporation, one of its joint ventures of the Company, for the turbine accident on Philippine Unit 2 power plant. Due to the uncertainties of whose responsible party for the accident, the Company has not recognized for the expected financial effect in the consolidated statement of financial position as of June 30, 2014.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

50.	Subsequent Events

(1)	Subsequent to the June 30, 2014, the Company and subsidiaries of KEPCO, namely, Korea Midland Power Co., Ltd., Korea western Power Co. Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. have issued new debt securities for funds of facilities and operation as follows:

In millions of won
Company name	Type	Interest rate	Issue date	Maturity	Currency	Amounts

Korea Electric Power Corporation	FY14 3rd private placement	3.57%	2014.07.30	2029.07.30	USD	100,000
	FY14 4th private placement	3M USD Libor+0.55%	2014.07.31	2017.07.31	USD	50,000
	FY14 5th private placement	3M USD Libor+0.65%	2014.07.31	2017.07.31	USD	150,000
Korea Midland Power Co., Ltd.	27-1st Unsecured bond	3.08%	2014.07.09	2021.07.09	KRW	80,000
	27-2nd Unsecured bond	3.26%	2014.07.09	2024.07.09	KRW	180,000
Korea Western Power Co., Ltd.	Asset backed short-term bond	2.60%	2014.07.29	2014.10.24	KRW	100,000
	Asset backed short-term bond	2.58%	2014.07.22	2014.07.23	KRW	20,000
Korea Southern Power Co., Ltd.	28-1st Unsecured bond	2.67%	2014.07.10	2017.07.10	KRW	110,000
	28-2nd Unsecured bond	3.07%	2014.07.10	2021.07.10	KRW	60,000
Korea East-West Power Co., Ltd.	24th Unsecured bond	3.07%	2014.07.02	2021.07.02	KRW	100,000
	25th Unsecured bond	3.00%	2014.08.01	2021.08.01	KRW	100,000

(2)	In addition, KEPCO sold 3.15 million shares of Korea Plant Service & Engineering Co., Ltd., a subsidiary, and 19.2 million shares of LG Uplus Corp., an available-for-sale financial asset. These sales were made through block sales to third party investors in August 2014 pursuant to the government’s plans to reduce debt levels and improve management efficiency of public enterprises.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2014

(Unaudited)

51.	Adjusted Operating Income (Loss)

The operating income (loss) in the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with K-IFRS included in this report differs from that in its consolidated statements of comprehensive loss prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Company’s results from operating activities as presented in the Company’s consolidated statements of comprehensive loss prepared in accordance with K-IFRS for each of the three and six-month periods ended June 30, 2014 and 2013 to the operating profit or loss as presented in the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	June 30, 2014			June 30, 2013
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating income (loss) on the statement of comprehensive income (loss)	￦	829,240	2,056,317	(1,094,147)	(436,378)
Add
Other income

Reversal of other provisions		1,782	3,842	10,212	10,364
Reversal of allowance for doubtful accounts		14	14	1,142	1,142
Gains on assets contributed		—	20	36	70

Gains on liabilities exempted		18	800	—	—
Compensation and reparations revenue		10,475	21,391	10,571	33,943
Electricity infrastructure development fund		12,997	14,955	7,268	17,732

Revenue from research contracts		2,651	3,026	—	667
Rental income		42,787	91,268	50,837	98,251
Others		4,234	10,365	8,530	14,486
Other profit
Gains on disposal of property, plant and equipment		25,092	32,508	9,434	22,180
Gains on foreign currency translation		2,994	5,501	1,072	2,422
Gains on foreign currency transaction		14,994	25,908	18,115	29,250
Gains on insurance		3,046	3,046	1,632	1,632
Other profits		39,285	92,191	35,546	90,036
Deduct
Other expense
Accretion expenses of other provisions		(24)	(129)	(241)	(276)
Depreciation expenses on investment properties		(234)	(417)	(232)	(458)
Depreciation expense on idle assets		(1,667)	(3,330)	(1,659)	(3,317)
Other bad debt expense		(5,801)	(17,671)	—	(5,576)
Donations		(2,822)	(9,849)	(2,473)	(9,796)
Others		(3,750)	(5,961)	(4,328)	(6,723)
Other loss
Losses on disposal of property, plant and equipment		(7,197)	(10,141)	(13,086)	(24,308)
Losses on disposal of intangible assets		(17)	(17)	—	—
Impairment loss on property, plant and equipment		—	—	—	(1,161)
Impairment loss on intangible assets		—	—	—	(2)
Losses on foreign currency translation		(3,812)	(5,431)	(4,552)	(10,017)
Losses on foreign currency transaction		(11,202)	(24,878)	(23,718)	(46,175)
Other losses		(13,788)	(28,210)	(17,798)	(24,329)

Adjusted operating income (loss)	￦	939,295	2,255,118	(1,007,839)	(246,341)